EXHIBIT 2.1

Execution Version

Purchase Agreement

by and among

Allscripts Healthcare Solutions, Inc.,

Allscripts Healthcare, LLC,

Allscripts Software, LLC,

PF2 EIS LLC,

Allscripts IHC, LLC,

Allscripts Healthcare US, LP,

HARRIS DAWN HOLDINGS INC.

and

CONSTELLATION SOFTWARE INC.

Dated as of March 2, 2022

Table of Contents

Article I DEFINITIONS		2
Article II The transaction		2
2.1	Purchase and Sale	2
2.2	Purchase Price	6
2.3	Post-Closing Purchase Price Adjustments	8
2.4	Withholding	10
Article III CLOSING AND DELIVERIES		11
3.1	Closing	11
3.2	Deliveries by the Seller Companies	11
3.3	Deliveries by Buyer	13
Article IV REPRESENTATIONS AND WARRANTIES CONCERNING the ALLSCRIPTS companies		14
4.1	Organization and Standing	14
4.2	No Brokers	14
4.3	Authority, Validity and Effect	14
4.4	No Conflict; Required Filings and Consents	15
4.5	Capitalization	15
4.6	Subsidiaries	16
4.7	Financial Statements	16
4.8	Taxes	16
4.9	Title to Personal Property; Sufficiency of Assets	18
4.10	Real Property	18
4.11	Compliance with Laws	19
4.12	Permits	20
4.13	Employee Benefit Plans	20
4.14	Material Contracts	21
4.15	Legal Proceedings	23
4.16	Intellectual Property	23
4.17	Insurance	27
4.18	Personnel	27
4.19	Environmental Matters	29

4.20	Conduct of Business in Ordinary Course	29
4.21	Vendors and Customers	29
4.22	Related Persons Transactions	30
4.23	Data Security & Privacy	30
4.24	NSI Act	32
Article V REPRESENTATIONS AND WARRANTIES OF BUYER		33
5.1	Organization and Standing	33
5.2	Authorization, Validity and Effect	33
5.3	No Conflict; Required Filings and Consents	33
5.4	Legal Proceedings	34
5.5	Financial Capability	34
5.6	No Brokers	34
5.7	Securities Matters	34
5.8	Independent Investigation; Acknowledgments; Non-Reliance	34
5.9	Solvency	35
Article VI REPRESENTATIONS AND WARRANTIES OF the guarantor		36
6.1	Organization and Standing	36
6.2	Authorization, Validity and Effect	36
6.3	No Conflict; Required Filings and Consents	36
6.4	Legal Proceedings	36
6.5	Financial Capability	37
Article VII COVENANTS AND AGREEMENTS		37
7.1	Interim Operations	37
7.2	Reasonable Access; Confidentiality	39
7.3	Publicity	40
7.4	Commercially Reasonable Efforts; Cooperation	40
7.5	Restrictive Covenants	41
7.6	Antitrust and Other Closing Matters	43
7.7	Retained Names and Marks	44
7.8	Non-Assignable Assets	45
7.9	Wrong Pockets	45
7.10	Post-Closing Access	46

7.11	Employee Matters	47
7.12	Shared Contracts	49
7.13	[Reserved]	50
7.14	No Solicitation; Other Offers	50
7.16	Certain Additional Covenants	53
Article VIII CONDITIONS TO CLOSING		54
8.1	Conditions to Obligations of the Parties	54
8.2	Conditions to Obligations of Parent	54
8.3	Conditions to Obligations of Buyer	54
8.4	Frustration of Closing Conditions	55
Article IX TERMINATION OF AGREEMENT		55
9.1	Termination	55
9.2	Effect of Termination	56
9.3	Termination Payment	56
Article X REMEDIES		57
10.1	Survival	57
10.2	Indemnification	58
10.3	Exclusive Remedy	60
10.4	Limitations on Liability	60
10.5	Notice and Determination of Claims	62
10.6	Third Party Claims	62
Article XI TAX MATTERS		63
11.1	Allocation of Liability for Taxes	63
11.2	Cooperation; Tax Actions	64
11.3	Transfer Taxes	64
11.4	Post-Closing Actions	64
11.5	Allocation	64
11.6	Tax Returns	65
11.7	Tax Contests	66
11.8	Tax Refunds	66
11.9	dbMotion	66

Article XII MISCELLANEOUS AND GENERAL		67
12.1	Disclaimer; No Additional Representations; No Reliance	67
12.2	Expenses	68
12.3	Successors and Assigns	68
12.4	Third Party Beneficiaries	68
12.5	Further Assurances	68
12.6	Notices	68
12.7	Complete Agreement	70
12.8	Captions	70
12.9	Amendment	70
12.10	Waiver	70
12.11	Governing Law; Jurisdiction; WAIVER OF JURY TRIAL	70
12.12	Severability	71
12.13	Counterparts	71
12.14	Enforcement of Agreement	71
12.15	Other Definitional and Interpretive Matters	72
12.16	Disclosure Schedules	73
12.17	Independent Legal Counsel; Continuing Representation	73
12.18	Guarantee	75

Exhibits and Annexes

EXHIBITS

Exhibit A	Definitions
Exhibit B	RESERVED
Exhibit C	Form of Bill of Sale, Assignment and Assumption Agreement
Exhibit D	RESERVED
Exhibit E	Form of Transition Services Agreement
Exhibit F	RESERVED
Exhibit G	Form of Assignment and Assumption of Lease Agreement
Exhibit H	Form of Joint Use and Occupancy Agreement
Exhibit I	Form of Intellectual Property Assignment Agreement
Exhibit J	Form of Commercial Agreements
Exhibit K	Example Calculation of Net Working Capital

ANNEXES

Annex I	Potential Earn-Out Consideration

v

Purchase Agreement

THIS PURCHASE AGREEMENT (this “Agreement”) is dated as of March 2, 2022, and is entered into by and among Allscripts Healthcare Solutions, Inc., a Delaware corporation (“Parent”), Allscripts Healthcare, LLC, a North Carolina limited liability company (“Allscripts Healthcare”), PF2 EIS LLC, a Delaware limited liability company (“PF2”), Allscripts IHC, LLC, a Delaware limited liability company (“Allscripts IHC”), Allscripts Software, LLC, a Delaware limited liability company (“Allscripts Software” and, together with Allscripts Healthcare, PF2 and Allscripts IHC, the “Asset Seller Companies”), Allscripts Healthcare US, LP, a Delaware limited partnership (“Allscripts LP” and, together with Allscripts Healthcare, the “Equity Seller Companies”), Harris Dawn Holdings Inc., a Delaware corporation (“Buyer”), and, solely for purposes of Article VI and Section 12.18 hereof, Constellation Software Inc., an Ontario corporation (the “Guarantor”).

recitals

WHEREAS, the Asset Seller Companies and the Acquired Companies engage in the business of, among other things, the Hospital & Large Physician Practice Business;

WHEREAS, the Asset Seller Companies own all of the Purchased Assets (as defined herein);

WHEREAS, (i) following the restructuring described in Schedule 7.1, Allscripts LP will, indirectly, own all of the issued and outstanding Equity Interests of Allscripts BV, a Dutch private limited company and (ii) Allscripts Healthcare owns all of the issued and outstanding Equity Interests of: (a) Allscripts Managed Services, LLC, a Delaware limited liability company; (b) Allscripts Philippines Inc., a corporation organized under the laws of the Philippines; and (c) Allscripts Healthcare IT ME LLC, a limited liability company organized under the laws of Qatar (such Equity Interests collectively, the “Purchased Equity”);

WHEREAS, subject to the terms and conditions set forth herein, (i) the Asset Seller Companies desire to sell and assign to Buyer, and Buyer desires to purchase and assume from the Asset Seller Companies, at the Closing, the Purchased Assets and the Assumed Liabilities and (ii) the Equity Seller Companies desire to sell and assign to Buyer, and Buyer desires to purchase from the Equity Seller Companies, at the Closing, the Purchased Equity; and

WHEREAS, as a material inducement to Parent’s willingness to enter into this Agreement, the Guarantor desires to unconditionally guarantee the due and punctual payment to Parent of the Obligations.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby confirmed, and subject to the terms and conditions set forth herein, the Parties intending to be legally bound hereby agree as follows:

Article I
DEFINITIONS

The terms defined in Exhibit A, whenever used herein, shall have the meanings set forth on Exhibit A for all purposes of this Agreement.  The definitions on Exhibit A are incorporated into this Agreement as if fully set forth at length herein and all references to a section in such Exhibit A are references to such section of this Agreement.

Article II
The transaction

2.1Purchase and Sale.

(a)Purchased Assets.  Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, the Asset Seller Companies shall sell, assign, convey, transfer and deliver to Buyer, and Buyer shall acquire from the Asset Seller Companies, the Purchased Assets, free and clear of any Liens, other than Permitted Liens, and Buyer shall assume from the Asset Seller Companies the Assumed Liabilities.  Notwithstanding anything herein to the contrary, the Excluded Assets and Excluded Liabilities will be retained by the Asset Seller Companies and not sold, assigned, conveyed, transferred or delivered to Buyer hereunder.  For purposes of this Agreement, “Purchased Assets” means all of the following assets of the Asset Seller Companies:

(i)all Acquired Accounts Receivable;

(ii)all prepaid expenses, credits, advance payments, claims, security, refunds, rights of recovery, rights of set-off, rights of recoupment, deposits, charges, sums and fees (excluding any such item relating to Taxes) to the extent Used in the Hospital & Large Physician Practice Business;

(iii)all furniture, fixtures, equipment, machinery, tools, vehicles, office equipment, supplies, computers, telephones and other tangible personal property to the extent Used in the Hospital & Large Physician Practice Business, including such assets listed in Schedule 2.1(a)(iii);

(iv)each of the Contracts used exclusively in the Hospital & Large Physician Practice Business including each of the Contracts set forth on Schedule 2.1(a)(iv) (collectively, the “Assigned Contracts”);

(v)each Lease set forth on Schedule 2.1(a)(v) (collectively, the “Assigned Leases”) and any leasehold interests, leasehold improvements and tenant fixtures related thereto;

(vi)Transferred Business Intellectual Property and Transferred Business Software including the items set forth in Schedule 4.16(a) and Schedule 4.16(b)(i);

(vii)each of the Permits Used in the Hospital & Large Physician Practice Business, but only to the extent such Permits are transferrable under applicable Law;

(viii)all rights, claims and defenses under warranties, indemnities and all similar rights against third parties, in each case to the extent Used in the Hospital & Large Physician Practice Business and all defenses and rights of offset or counterclaim relating thereto and rights to refunds or rebates, in each case including all proceeds, monies and recoveries therefrom received following the Closing Date;

(ix)originals, or where not available, copies, of all files, documents, books and records, including books of account, ledgers and general, financial and accounting records, machinery and equipment maintenance files, customer lists, customer purchasing histories, price lists, distribution lists, supplier lists, production data, quality control records and procedures, customer complaints and inquiry files, research and development files, records and data, sales material and records, strategic plans, internal financial statements and marketing and promotional surveys, material and research, credit information and similar data relating to customers, distributors, resellers, channel partners, strategic partners, vendors, suppliers, contractors and service providers, technical information, drawings, specifications and other engineering data, user data or data associated with or derived from Internet websites, personnel data and employee master payroll information, in each case, to the extent Used in the Hospital & Large Physician Practice Business (the “Business Records”);

(x)all advertising, marketing, sales and promotional materials, including website content, purchase orders, forms, catalogues, sales brochures, operating manuals, and instructional documents, Used in the Hospital & Large Physician Practice Business;

(xi)all goodwill of the Hospital & Large Physician Practice Business or associated with any of the Purchased Assets; and

(xii)all Current Assets to the extent relating to the Hospital & Large Physician Practice Business.

(b)Excluded Assets.  Buyer expressly understands and agrees that the Purchased Assets shall not include, and each Asset Seller Company shall retain, any and all right, title and interest in, to and under the properties, assets and rights of every kind and description, wherever located, whether real, personal, mixed, tangible or intangible, of such Asset Seller Company other than the Purchased Assets (the “Excluded Assets”).  Without limiting the generality of the foregoing, the Purchased Assets shall not include, and Buyer shall not acquire:

(i)any rights in or to any Asset Seller Company’s franchise to be a limited liability company and its company seal, minute books, equity ledger and other records relating to its existence and capitalization;

(ii)other than the Purchased Equity, any Equity Interest in any Asset Seller Company or in any other Person in which any Asset Seller Company owns any Equity Interest;

(iii)the consideration to be delivered by Buyer to Parent pursuant to this Agreement and all other rights of Parent under this Agreement and the Seller Documents;

(iv)any Cash and Cash Equivalents of any Asset Seller Company;

(v)any intercompany receivables of any Asset Seller Company payable by an Affiliate of such Asset Seller Company;

(vi)any rights to refunds or credits with respect to any Taxes paid or incurred by any Asset Seller Company (and rights to refunds for Taxes relating to the Hospital & Large Physician Practice Business, Purchased Assets, or the Transferring Employees for any Pre-Closing Tax Period (or portion thereof)), together with any related interest received or due from the relevant taxing authority, any prepaid Taxes of any Asset Seller Company and any other rights to Taxes of any Asset Seller Company;

(vii)any and all rights of any Asset Seller Company in or to any Intellectual Property or Software (other than the Transferred Business Intellectual Property, the Transferred Business Software and the rights of any Asset Seller Company under or pursuant to any of the Assigned Contracts), or any derivation thereof and any corporate symbols or logos related thereto, including, for the avoidance of doubt, the Seller Marks;

(viii)any prepaid items, claims for contribution, indemnity rights and similar claims and causes of action and other intangible rights to the extent any of the foregoing relate exclusively or primarily to any Excluded Asset or to any Excluded Liability, and all privileges related thereto;

(ix)any Asset Seller Company’s rights in, to and under the Insurance Policies;

(x)any books, records, files or other embodiments of information not otherwise constituting Business Records;

(xi)any Asset Seller Company’s rights, claims or causes of action against third parties relating to any Excluded Asset or any Excluded Liability;

(xii)each Employee Plan; and

(xiii)each of the Actions set forth on Schedule 2.1(b)(xiii) (the “Retained Litigation”).

(c)Assumed Liabilities.  Except as expressly provided in this Section 2.1(c) or Section 7.11(b), Buyer shall not assume any Liability of any Asset Seller Company whatsoever. Upon the terms and subject to the conditions contained in this Agreement, at the Closing, Buyer shall assume the Asset Seller Companies’ following Liabilities to the extent relating to the Hospital & Large Physician Practice Business (collectively, the “Assumed Liabilities”):

(i)all trade accounts payable of the Asset Seller Companies to third parties to the extent related to the Hospital & Large Physician Practice Business that remain unpaid as of the Closing Date, excluding any intercompany payables of any Asset Seller Company owed to an Affiliate of such Asset Seller Company;

(ii)all Current Liabilities; and

(iii)all Liabilities arising under or relating to the Assigned Contracts and the Shared Contracts (to the extent such Liabilities relate to the Hospital & Large Physician Practice Business), to the extent arising after the Closing Date, except that Buyer shall not assume or agree to pay, discharge or perform any Liabilities (x) arising out of any breach or default by an Asset Seller Company of any provision of any Assumed Contract or Shared Contract prior to the Closing Date, (y) owed to a related party of the Asset Seller Companies, or (z) that relates to any indemnity, defense or hold harmless provision or agreement for occurrences prior to the Closing Date.

(d)Excluded Liabilities.  Notwithstanding the provisions of Section 2.1(c), Buyer shall not assume and shall not be responsible to pay, perform or discharge any of the following Liabilities of the Asset Seller Companies with respect to the Hospital & Large Physician Practice Business and all Liabilities not expressly assumed by Buyer hereunder are being retained by the Asset Seller Companies (the “Excluded Liabilities”):

(i)any intercompany Liabilities owed by an Asset Seller Company to an Affiliate of such Asset Seller Company;

(ii)all Liabilities relating to any payables of any Asset Seller Company, other than those Liabilities expressly assumed pursuant to Section 2.1(c)(i);

(iii)any Indebtedness of any Asset Seller Company;

(iv)any Transaction Expenses;

(v)any Liabilities of an Asset Seller Company relating to or arising out of any of the Excluded Assets;

(vi)all Liabilities relating to or arising out of the Retained Litigation;

(vii)except as set forth in the TSA, any obligation or liability related to the Employee Plans or any other employee benefit plan, program, policy, or arrangement presently or formerly sponsored, maintained, or contributed by an Allscripts Company or an ERISA Affiliate or with respect to which an Allscripts Company or an ERISA Affiliate has any liability or has ever had an obligation to contribute; and

(viii)any Liabilities for any Excluded Tax.

(e)Purchased Equity.  At the Closing, the Equity Seller Companies shall sell, transfer, assign, and convey the Purchased Equity, free from all Liens (other than restrictions on transfer imposed under applicable federal, state or foreign securities Laws) and with all rights attaching or accruing from Closing, to Buyer, and Buyer shall purchase and accept the Purchased Equity from the Equity Seller Companies.

2.2Purchase Price.

(a)Closing Date Consideration.  In consideration for the Purchased Assets and the Purchased Equity, Buyer shall (x) assume the Assumed Liabilities as provided in Section 2.1(c) and (y) pay to Parent cash in an amount equal to the Closing Date Consideration.  The “Closing Date Consideration” shall be equal to the Base Purchase Price, as increased or decreased as follows (and as further adjusted pursuant to Section 2.3):

(i)Increases in the Closing Date Consideration.  The Closing Date Consideration shall be increased by the Closing Cash Balance, if any.

(ii)Decreases in the Closing Date Consideration.  The Closing Date Consideration shall be decreased by the following amounts:

(A)the aggregate amount of the Company Debt, if any; and

(B)the aggregate amount of the Net Working Capital Deficiency, if any;

(b)Earn-Out.  In addition to the Closing Date Consideration, Parent shall have the opportunity to earn the Earn-Out Consideration detailed on Annex I hereto.

(c)Estimated Closing Date Statement.  Not later than the second (2nd) Business Day prior to the Closing Date, Parent shall prepare and deliver, or cause to be prepared and delivered, to Buyer for review an estimated closing statement (the “Estimated Closing Date Statement”) setting forth Parent’s good faith calculation of the Estimated Closing Date Consideration, and detailing each of the following: (i) the estimated Closing Cash Balance as of the Effective Time (the “Estimated Closing Cash Balance”), together with third party statements reasonably satisfactory to Buyer evidencing the Estimated Closing Cash Balance and (ii) the estimated Company Debt (the “Estimated Company Debt”).  The Estimated Closing Cash Balance and the Estimated Company Debt set forth in the Estimated Closing Date Statement will be prepared in accordance with the Accounting Principles.  Buyer shall be entitled to comment on and request reasonable changes to the Estimated Closing Date Statement and Parent shall consider in good faith any changes Buyer proposes and revise, if, based on its good faith assessment, such changes are warranted. In addition to delivery of the Estimated Closing Date Statement, Parent shall deliver to Buyer an unaudited balance sheet of the Hospital & Large Physician Practice Business as of March 31, 2022 prepared in accordance with the Accounting Principles.

(d)Interim Covenants. Between the date of this Agreement and the Closing or the earlier termination of this Agreement in accordance with Article IX, Parent shall, and shall cause the other Allscripts Companies to, solely with respect to the Hospital & Large Physician Practice Business or to the extent the Hospital & Large Physician Practice Business is affected:

(A)

not (i) waive, reduce, discount, compromise or forgive any Acquired Accounts Receivable nor offer to waive, reduce, discount, compromise or forgive any Acquired Accounts Receivable; nor (ii) solicit, encourage or induce any customer to accelerate payment of any Acquired Accounts Receivable through the offering of any credit, discount or by any other means;

(B)

with respect to prepaid expenses, continue to follow past practices of the Hospital & Large Physician Practice Business in effect prior to the date hereof in making all payments required under the applicable Contract including with respect to the timing, frequency and nature of such payments;

(C)

with respect to contract assets or work in progress, (i) continue to follow past practices of the Hospital & Large Physician Practice Business in effect prior to the date hereof with respect to the issuance of invoices; (ii) not accelerate the issuance of invoices; and (iii) invoice in accordance with the terms of the applicable Contract;

(D)

with respect to accounts payable, continue to follow past practices of the Hospital & Large Physician Practice Business in effect prior to the date hereof in making all payments required under the applicable Contract including with respect to the timing, frequency and nature of such payments; provided, however, no such accounts payable shall be more than thirty (30) days past their Contractual due date;

(E)	not treat as accrued expenses any amounts or items which have historically been recorded by the Hospital & Large Physician Practice Business as accounts payable prior to the date hereof;
(F)

not allow the balance of unpaid accounts payable and accrued expenses of the Hospital & Large Physician Practice Business collectively to exceed $52,000,000 (excluding the accounts receivable credit reclass “GL 21010”);

(G)	discharge or pay all liabilities with respect to employee compensation and benefits attributable to periods prior to December 31, 2021 except for any contractually supported sales commissions and/or statutory employee vacation and retirement entitlements; and
(H)	not change its past practices prior to the date hereof with respect to the treatment of any deferred revenue.

(e)Closing Payments. At the Closing, Buyer shall (i) pay to Parent (on behalf of the Seller Companies) the Estimated Closing Date Consideration and (ii) on behalf of the Acquired Companies, cause the Estimated Company Debt to be repaid in full to the beneficiaries thereof set forth on the Estimated Closing Date Statement in accordance with the payoff and release letters delivered under Section 3.2(o), if any.

2.3Post-Closing Purchase Price Adjustments.

(a)Final Closing Date Statement.  Within one hundred fifty (150) days after the Closing Date, Buyer shall cause to be prepared and delivered to Parent a statement (the “Final Closing Date Statement”), setting forth Buyer’s good faith calculation of the Closing Date Consideration (the “Final Closing Consideration”), and detailing each of the following: (i) the Net Working Capital as of the Effective Time (the “Final Closing Date Net Working Capital”), (ii) the Closing Cash Balance as of the Effective Time (the “Final Closing Cash Balance”), (iii) the Company Debt (the “Final Company Debt”) and (iv) the amount, if any, by which the Net Working Capital has been reduced as a result of a breach of a covenant set forth in Section 2.2(d) (the “Net Working Capital Deficiency”).  The Final Closing Date Statement is to be prepared in accordance with GAAP and consistent with the sample calculation set forth on Exhibit K.  The Parties agree that the purpose of preparing the Final Closing Date Statement and determining the Final Closing Consideration, Final Closing Date Net Working Capital, Net Working Capital Deficiency (if any), the Final Closing Cash Balance and the Final Company Debt and the related purchase price adjustment contemplated by this Section 2.3, is to measure the amount of change between (A) the Estimated Closing Cash Balance and the Final Closing Cash Balance, (B) the Estimated Company Debt and the Final Company Debt and (C) the Net Working Capital that would have existed as of the Effective Time but for a breach of Section 2.2(d).  If Buyer fails to timely deliver the Final Closing Date Statement in accordance with the foregoing, then, Parent shall provide Buyer written notice of such failure and, if Buyer subsequently fails to deliver the Final Closing Date Statement within ten (10) days after receipt of such notice then, at the election of Parent in its sole discretion, either (1) Parent may extend the deadline for Buyer to deliver the Final Closing Date Statement, (2) the Estimated Closing Date Statement shall be deemed to be the Final Closing Date Statement or (3) Parent shall retain  the dispute resolution group of a nationally-recognized, independent accounting firm (such accounting firm, the “Accounting Firm”), to provide an audit of the Hospital & Large Physician Practice Business’ books, review the calculation of the Estimated Closing Date Consideration and make any adjustments necessary thereto consistent with the provisions of this Section 2.3, the determination of the Accounting Firm being conclusive and binding on the Parties; provided, however, that Parent reserves any and all other rights granted to it in this Agreement.  In connection with the foregoing, Buyer shall make any reasonably requested relevant books and records available to the Accounting Firm in connection with its services, and all fees and expenses of the Accounting Firm shall be paid by Buyer.

(b)Dispute.  Within thirty (30) days following timely receipt by Parent of the Final Closing Date Statement (the “Dispute Period”), Parent shall deliver written notice (a “Dispute Notice”) to Buyer of any disagreement Parent has with respect to the preparation or content of the Final Closing Date Statement.  Such Dispute Notice must describe in reasonable detail the items contained in the Final Closing Date Statement with which Parent disagrees and, to the extent available, the basis for any such disagreement.  If Parent does not provide Buyer with a Dispute Notice related to the Final Closing Date Statement within the Dispute Period, the Final Closing Date Statement delivered by Buyer pursuant to Section 2.3(a) will be final, conclusive and binding on the Parties.  Any item in the Final Closing Date Statement not included in the Dispute Notice shall be final, binding, and conclusive for all purposes hereunder.  In the event Parent provides Buyer with a Dispute Notice, Buyer and Parent shall negotiate in good faith to resolve all disagreements related thereto.  If Buyer and Parent, notwithstanding such good faith effort, fail to resolve any of the disagreements contained in the Dispute Notice within thirty (30) days after Parent provides Buyer with such Dispute Notice, then Buyer and Parent jointly shall engage the Accounting Firm or such other nationally recognized accounting firm as may be mutually acceptable to Buyer and Parent to resolve any such disagreement(s).

(c)Method of Dispute Resolution.  Parent and Buyer will enter into a customary engagement agreement with the Accounting Firm and agree to cooperate in good faith with the Accounting Firm during the term of its engagement.  Parent and Buyer shall jointly instruct the Accounting Firm that it: (i) shall review only the unresolved disputed items contained in the Dispute Notice; (ii) shall make its determination based solely upon the written submissions of Parent and Buyer (i.e., not by independent review), and the terms and conditions of this Agreement, including the definitions set forth herein; (iii) shall render its decision within thirty (30) days after the referral of the dispute to the Accounting Firm for a decision pursuant hereto; and (iv) shall not assign a value to any item greater than the greatest value for such item claimed by either Party or less than the smallest value for such item claimed by either Party.  As promptly as practicable following the Accounting Firm’s engagement, Buyer and Parent shall each prepare and submit a presentation to the Accounting Firm.  Following the delivery of the presentations, Buyer and Parent may each submit a response to the other Party’s presentation.  As soon as practicable thereafter, the Accounting Firm shall make its final determination with respect to each disputed item based solely on their respective presentations.  Neither Parent nor Buyer (and none of their respective representatives) shall have any ex parte conversation(s) or meeting(s) with the Accounting Firm without the prior consent of (x) with respect to Parent, Buyer and (y) with respect to Buyer, Parent.  The fees, costs and expenses of the Accounting Firm shall be allocated to and borne by Buyer, on the one hand, and Parent, on the other hand, based on the inverse of the percentage that the Accounting Firm’s determination (before such allocation) bears to the total amount of the total items in dispute as originally submitted to the Accounting Firm.  For example, should the items in dispute total in amount to $1,000 and the Accounting Firm awards $600 in favor of Buyer’s position, 60% of the costs of the Accounting Firm would be borne by Parent and 40% of the costs would be borne by Buyer.  All determinations made by the Accounting Firm shall be final, conclusive, binding, non-appealable and enforceable upon the Parties as an arbitration award in any court of competent jurisdiction under the terms of the Federal Arbitration Act or its state law equivalent.  Judgment may be entered upon the determination of the Accounting Firm in any court having jurisdiction over the Party against which such determination is to be enforced.

(d)Access.  For purposes of complying with the terms set forth in this Section 2.3, each Party shall promptly and reasonably cooperate with and make reasonably available to the other Parties and their respective representatives all information, records, data and working papers, including reasonable access to its applicable accounting and finance personnel during normal business hours, as may be reasonably requested in connection with the preparation and analysis of the Estimated Closing Date Statement and the Final Closing Date Statement and the resolution of any disagreement related thereto.

(e)Post-Closing Adjustment.  Not later than the fifth (5th) Business Day after the date on which all of the items on the Final Closing Date Statement are finally determined pursuant to this Section 2.3:

(i)if the Final Closing Consideration as finally determined pursuant to this Section 2.3 is greater than the Estimated Closing Date Consideration (any such excess, the “Price Increase”), then Buyer shall pay or cause to be paid to Parent (on behalf of the Seller Companies), by wire transfer of immediately available funds, an aggregate amount in cash equal to the Price Increase;

(ii)if the Final Closing Consideration as finally determined pursuant to this Section 2.3 is less than the Estimated Closing Date Consideration (such deficit, the “Price Decrease”), then Parent shall pay or cause to be paid to Buyer, by wire transfer of immediately available funds, an aggregate amount in cash equal to the Price Decrease; or

(iii)if the Final Closing Consideration as finally determined pursuant to this Section 2.3 is equal to the Estimated Closing Date Consideration, then no adjustment shall be made to the consideration payable hereunder pursuant to this Section 2.3.

(f)If Closing occurs (i) on or prior to May 2nd, 2022, within forty five (45) days following Closing, or (ii) after May 2nd, 2022, within thirty (30) days following Closing, Parent shall deliver to Buyer an unaudited and unallocated balance sheet of the Hospital & Large Physician Practice Business as of the Effective Time prepared in accordance with GAAP, including the Net Working Capital calculated consistent with the sample calculation set forth on Exhibit K.  Buyer will cooperate with Parent as reasonably requested in the preparation of such balance sheet, including by making available to Parent certain Business Employees as reasonably necessary to such preparation.

2.4Withholding.  The Seller Companies and Buyer (as appropriate) shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement to any Person such amounts as are required by applicable Law to be deducted and withheld with respect to the making of such payment under applicable Law.  If any amounts are to be withheld pursuant to the preceding sentence, Buyer shall give prompt notice to such Person and cooperate with such Person in good faith to reduce or mitigate such withholding.  To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made.

Article III
CLOSING AND DELIVERIES

3.1Closing.  The closing and consummation of the transactions contemplated hereby (the “Closing”) shall take place remotely via electronic transmission of documentation (such as by use of .pdf), on the first Business Day of the calendar month following the month in which the conditions set forth in Article VIII (other than those conditions that by their terms or nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) are satisfied or waived by the Party entitled to the benefit of such condition, or on such other date or at such other time and place or by any such other method as the Parties mutually agree in writing; provided, for accounting purposes, the Closing shall be deemed to have occurred as of 12:01 a.m. (local time) on the Closing Date (such time, the “Effective Time”).  The date on which the Closing occurs is herein referred to as the “Closing Date.”  All proceedings to be taken and all documents to be executed and delivered by all the Parties at the Closing shall be deemed to have been taken and executed simultaneously and no proceedings shall be deemed to have been taken nor documents executed or delivered until all have been taken, executed and delivered.

3.2Deliveries by the Seller Companies. At the Closing, the Seller Companies shall deliver or cause to be delivered to Buyer the following items:

(a)a Bill of Sale, Assignment and Assumption Agreement, in the form attached hereto as Exhibit C (the “Bill of Sale”), duly executed by each Asset Seller Company;

(b)a transfer agreement with respect to the Purchased Equity, in a form reasonably satisfactory to Buyer and Parent (the “Equity Transfer Agreement”), duly executed by each Equity Seller Company;

(c)a Transition Services Agreement, substantially in the form attached hereto as Exhibit E, but with such changes to the Service Schedule as the Parties may mutually agree prior to Closing (the “TSA”), duly executed by Parent;

(d)[INTENTIONALLY OMITTED];

(e)an Assignment and Assumption of Lease Agreement, substantially in the form attached hereto as Exhibit G, with respect to each Assigned Lease (collectively, the “Lease Assignments”), duly executed by certain Asset Seller Companies;

(f)a Joint Use and Occupancy Agreement, substantially in the form attached hereto as Exhibit H, with respect to certain Leased Real Property (the “Joint Use and Occupancy Agreement”), duly executed by Parent;

(g)an Intellectual Property Assignment Agreement, substantially in the form attached hereto as Exhibit I (the “IP Assignment”), duly executed by certain Asset Seller Companies;

(h)each of the Strategic Partnership Agreements and the Data & Workflow Agreement, substantially in the form attached hereto as Exhibit J (collectively, the “Commercial Agreements”), duly executed by Allscripts Healthcare;

(i)a certificate (the “Parent Secretary Certificate”) dated as of the Closing Date, duly executed by the Secretary or an Assistant Secretary of Parent, given by him or her on behalf of Parent and not in his or her individual capacity, certifying and attaching: (i) the resolutions of the Governing Body of each Seller Company authorizing and approving the execution, delivery and performance of, and the consummation of the transactions contemplated by, this Agreement, and stating that such resolutions have not been amended, modified, revoked or rescinded; and (ii) each Acquired Company’s Organizational Documents;

(j)(A) to the extent such certificates exist in the relevant jurisdictions, a certificate of the Secretary of State (or equivalent Governmental Authority) of Parent, Allscripts Managed Services, LLC, Allscripts B.V., Allscripts Healthcare (IT) UK LTD, each Asset Seller Company and each Equity Seller Company as to the good standing of such Person in its jurisdiction of formation as of a reasonably recent date, and (B) a certificate of a practicing company secretary or chartered accountant in India as to the good standing of Allscripts (India) LLP;

(k)a certificate of an executive officer of Parent, dated as of the Closing Date, and given by him or her on behalf of Parent and not in his or her individual capacity, certifying that the conditions set forth in Sections 8.3(a), 8.3(b), and 8.3(c) have been satisfied (the “Parent Closing Certificate”);

(l)a properly completed and executed IRS Form W-9 from Parent (a “Parent W-9”); and

(m)properly completed and duly executed affidavits, or IRS Forms W-9, dated as of the Closing Date from each Asset Seller Company organized under the laws of any State in the United States and from each Equity Seller Company that is organized under the laws of any State in the United States, certifying that each such Seller Company is a “United States person” for purposes of the Code;

(n)evidence of the resignation or removal of the managers and officers (or equivalent) of the Acquired Companies as set forth on Schedule 3.2(n), in such Person’s capacity as a manager or officer of the Acquired Companies, effective at or prior to the Closing;

(o)executed payoff and release letters reasonably satisfactory to Buyer with respect to each item of funded Estimated Company Debt secured by a Lien that will be paid off in connection with the Closing, if any;

(p)documentation in form and substance reasonably acceptable to Buyer evidencing the release of all Liens (other than Permitted Liens), or authorizing Buyer to file UCC-3 termination statements with respect to all Liens, on the Purchased Assets or the Purchased Equity upon the Closing;

(q)the Estimated Closing Date Statement; and

(r)evidence that all intercompany liabilities between an Acquired Company, on the one hand, and an Allscripts Company (other than an Acquired Company), on the other hand, have been eliminated.

3.3Deliveries by Buyer.  At the Closing, Buyer shall deliver or cause to be delivered to Parent the following items:

(a)the Estimated Closing Date Consideration;

(b)the Bill of Sale, duly executed by Buyer;

(c)the Equity Transfer Agreement, duly executed by Buyer;

(d)the TSA, duly executed by Buyer;

(e)[INTENTIONALLY OMITTED];

(f)the Lease Assignments, duly executed by Buyer;

(g)the Joint Use and Occupancy Agreement, duly executed by Buyer;

(h)the IP Assignment, duly executed by Buyer;

(i)each of the Commercial Agreements, duly executed by Buyer;

(j)a certificate (the “Buyer Secretary Certificate”) dated as of the Closing Date, duly executed by the secretary or equivalent officer of Buyer, given by him or her on behalf of Buyer and not in his or her individual capacity, certifying as to the effectiveness of the resolutions of the Governing Body of Buyer authorizing and approving the execution, delivery and performance of, and the consummation of the transactions contemplated by, this Agreement, and stating that such resolutions have not been amended, modified, revoked or rescinded;

(k)a certificate of the Secretary of State of the State in which Buyer is organized as to the good standing of Buyer in such jurisdiction as of a reasonably recent date;

(l)a certificate (the “Guarantor Secretary Certificate”) dated as of the Closing Date, duly executed by the secretary or equivalent officer of the Guarantor, given by him or her on behalf of the Guarantor and not in his or her individual capacity, certifying as to the effectiveness of the resolutions of the Governing Body of the Guarantor authorizing and approving the execution, delivery and performance of, and the consummation of the transactions contemplated by, this Agreement, and stating that such resolutions have not been amended, modified, revoked or rescinded;

(m)a certificate of the Province of Ontario, in which the Guarantor is organized, as to the good standing of the Guarantor in such jurisdiction as of a reasonably recent date; and

(n)a certificate of an executive officer of Buyer, dated as of the Closing Date, and given by him or her on behalf of Buyer and not in his or her individual capacity, certifying that the conditions set forth in Sections 8.2(a) and 8.2(b) have been satisfied (the “Buyer Closing Certificate”).

Article IV
REPRESENTATIONS AND WARRANTIES CONCERNING the ALLSCRIPTS companies

Except as set forth in the Schedules referenced in this Article IV and attached hereto (collectively, the “Seller Disclosure Schedules”), which shall qualify the corresponding representations and warranties concerning the Allscripts Companies set forth in this Article IV, Parent represents and warrants to and for the benefit of Buyer that the following statements are true as of the date hereof and as of the Closing Date:

4.1Organization and Standing.  Each Allscripts Company is duly formed, validly existing and in good standing under the laws of its jurisdiction of formation.  Each Allscripts Company is duly qualified to do business, and in good standing, in each jurisdiction in which the character of the properties owned or leased by it or in which the conduct of its business requires it to be so qualified, except where the failure to be so qualified or to be in good standing would not have a Material Adverse Effect.

4.2No Brokers.  Except as set forth on Schedule 4.2, no broker, finder or similar agent has been engaged by or on behalf of any Allscripts Company, and no Person with which any Allscripts Company has had any dealings is entitled to any brokerage commission, finder’s fee or any similar compensation, in connection with this Agreement or the transactions contemplated hereby.

4.3Authority, Validity and Effect.  Each Allscripts Company has all power and authority to (a) carry on its respective business as it pertains to the Hospital & Large Physician Practice Business and to own, lease and operate is properties and assets related to the Hospital & Large Physician Practice Business and (b) enter into and perform its obligations under this Agreement and the other agreements contemplated hereby to which it is a party (the “Seller Documents”) and to consummate the transactions contemplated hereby and thereby, and this Agreement and the Seller Documents have been, or (as applicable) will be as of the Closing, duly executed and delivered by the Allscripts Company party thereto pursuant to all necessary authorizations and are (or will be) the legal, valid and binding obligations of such Allscripts Company, enforceable against such Allscripts Company in accordance with their respective terms, except as limited by (i) applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally from time to time in effect, and (ii) the availability of equitable remedies (regardless of whether enforceability is considered in a proceeding at Law or in equity) (collectively (i) and (ii) together, the “General Enforceability Exceptions”).

4.4No Conflict; Required Filings and Consents.

(a)Neither the execution and delivery of this Agreement or the Seller Documents by any Allscripts Company, nor the consummation by the Allscripts Companies of the transactions contemplated hereby or thereby, nor compliance by the Allscripts Companies with any of the provisions hereof or thereof, will (i) conflict with or result in a breach of any provisions of any Organizational Document of such Allscripts Company, (ii) except as set forth on Schedule 4.4(a), constitute or result in the breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to or material loss of benefit under (in each case, with or without notice or lapse of time or both), any Material Contract, or result in the creation or imposition of a Lien upon the Purchased Assets or Purchased Equity, or (iii) subject to receipt of the requisite approvals referred to on Schedule 4.4(b) and the expiration or termination of the waiting period under the HSR Act or other Antitrust Law, violate any Order or Law applicable to the Allscripts Companies or any of their respective properties or assets.

(b)Except as set forth on Schedule 4.4(b) and any filings as may be required under the HSR Act or other Antitrust Law, no Consent is required to be obtained by any Allscripts Company in connection with the execution or performance of or the consummation by the Allscripts Companies of the transactions contemplated by this Agreement and the Seller Documents, other than any Consent which, if not obtained, would not be material to the Hospital & Large Physician Practice Business or the ability of the Allscripts Companies to consummate the transactions contemplated by this Agreement.

4.5Capitalization.

(a)Except as set forth on Schedule 4.5(a), of the date hereof, the Equity Seller Companies hold (i) one hundred percent (100%) of the outstanding Purchased Equity and (ii) directly or indirectly, one hundred percent (100%) of the outstanding Equity Interests of the Acquired Companies, in each case free and clear of all Liens (other than restrictions on transfer generally imposed under applicable federal, state or foreign securities Laws and under the Organizational Documents of such Acquired Company), as set forth on Schedule 4.5(a).  Upon the consummation of the transactions contemplated by this Agreement, at the Closing, Buyer will acquire from each Equity Seller Company good and valid title to the Purchased Equity free and clear of all Liens, other than Liens created by Buyer or pursuant to federal, state or foreign securities Laws or the Organizational Documents of such Acquired Company.  Except as set forth on Schedule 4.5(a), such Purchased Equity (a) is duly authorized, validly issued, and to the extent applicable, fully paid and nonassessable, (b) represents the only issued and outstanding Equity Interests of the Acquired Companies, and (c) has not been issued, sold, transferred or otherwise acquired in violation of any option, right of first refusal or first offer, subscription right, preemptive right or any similar right or transfer restriction.

(b)Schedule 4.5(b) sets out a complete and correct description of the authorized, issued and outstanding Equity Interests of each Acquired Company. Except as set forth on Schedule 4.5(b), there are no: (i) outstanding securities convertible or exchangeable into Equity Interests of any Acquired Company; (ii) options, warrants, calls, subscriptions, phantom equity rights, conversion rights, exchange rights, preemptive rights, rights of first refusal or first offer, or other rights, agreements or commitments obligating any Acquired Company to issue, transfer or sell any Equity Interests; or (iii) voting trusts, proxies, equityholder agreements or other agreements or understandings to which an Acquired Company is a party or by which an Acquired Company is bound with respect to the voting, transfer or other disposition of its Equity Interests.  No Acquired Company has any liability or obligation to pay any dividend or other distribution in respect of any of its respective Equity Interests.

4.6Subsidiaries.  Except as set forth on Schedule 4.6, no Acquired Company owns, directly or indirectly, any Equity Interests of any Person.

4.7Financial Statements.

(a)Copies of the following financial statements are attached as Schedule 4.7: (i) the unaudited balance sheet (the “Balance Sheet”) of the Hospital & Large Physician Practice Business as of December 31, 2021 (the “Balance Sheet Date”) and (ii) the statement of gross profit and income (loss) from operations of the Hospital & Large Physician Practice Business as of twelve (12)-months ended December 31, 2021. Each of the financial statements referred to in Sections 4.7(a)(i) and (a)(ii) (the “Financial Statements”) have been prepared in accordance with the Accounting Principles and fairly present in all material respects the condition, assets, liabilities, results of operations and financial position of the Hospital & Large Physician Practice Business as of their applicable date or period.

(b)The Financial Statements were derived from (i) the books and records of Parent and (ii) the consolidated financial statements of Parent for the same periods then ending, which were prepared in accordance with GAAP.

(c)No Allscripts Company to the extent related to the Purchased Assets or the Hospital & Large Physician Practice Business has any Liabilities of the type required by GAAP to be reflected on a balance sheet except (i) Liabilities reflected in the Financial Statements, (ii) Liabilities that have arisen after the Balance Sheet Date in the Ordinary Course of Business, or (iii) Liabilities arising in connection with the negotiation, documentation and execution of this Agreement and the transactions contemplated hereby.

4.8Taxes.  Except as set forth on Schedule 4.8:

(a)Each Acquired Company and, solely with respect to the Hospital & Large Physician Practice Business, the Purchased Assets or the Transferring Employees, each Seller Company (i) has timely filed (taking into account available extensions) all material Tax Returns that are required to be filed by it, (ii) paid all material Taxes (whether or not shown on any Tax Returns) which are due and payable on such Tax Returns.  All such Tax Returns are true, correct and complete in all material respects.

(b)Since the Extended Lookback Date, each Acquired Company and, solely with respect to the Hospital & Large Physician Practice Business, each Seller Company has withheld all material Taxes from payments to its employees, agents, contractors, and nonresidents and remitted such amounts to the proper Governmental Authority in accordance with applicable Law.

(c)There are no Liens for unpaid Taxes on the Purchased Assets, the Purchased Equity or the assets of any Acquired Company, except for Permitted Liens.

(d)No Acquired Company has agreed to any extension or waiver of the statute of limitations applicable to any Tax Return or Taxes, or agreed to any extension of time with respect to a Tax assessment or deficiency, which period (after giving effect to such extension or waiver) has not yet expired.

(e)There are no Actions currently pending or being conducted with respect to any Acquired Company in respect of any Tax and no Acquired Company has received from any Governmental Authority any written (i) request for information related to Tax matters or (ii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted or assessed by any Governmental Authority against such Acquired Company.

(f)No Acquired Company is party to a Tax indemnity, Tax allocation or sharing agreement, (other than commercial agreements, entered into in the ordinary course of business, the principal purpose of which does not relate to Taxes).

(g)No Acquired Company has (i) been a member of an Affiliated Group filing a consolidated federal income Tax Return or a member of a group under any similar provision of applicable Law (other than a group the common parent of which was Parent), or (ii) any liability for Taxes of any Person the Treasury Regulations Section 1502-6 (or any comparable or similar provision of applicable Law), as a transferee or successor or by contract (other than any commercial contract entered into in the ordinary course of business, the principal purpose of which does not relate to Taxes).

(h)No Acquired Company is, or has been, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; and none of the Purchased Assets is a “United States real property interest” within the meaning of Section 897(c)(1) of the Code.

(i)Each Acquired Company that is incorporated in the United States is (and has been for its entire existence) treated as a “disregarded entity” for U.S. federal income Tax purposes pursuant to Treasury Regulation Section 301.7701-3(b)(1)(ii) and no election has been made (or is pending) to change such treatment.

(j)No claim has been made by any Tax authority in any jurisdiction where the Acquired Companies do not file Tax Returns that any Acquired Company is, or may be, subject to Tax by that jurisdiction.

(k)There is no income attributable to assets in India that would trigger a withholding tax obligation for the Buyer in India in accordance with the (Indian) Income-tax Act, 1961 pursuant to the transfer of the Equity Interest in Allscripts B.V.

The representations made in this Section 4.8 refer to the past activities, status and positions of the Allscripts Companies and are not intended to serve as representations to, or a guarantee of, and they cannot be relied upon with respect to, Taxes attributable to any Post-Closing Tax Period.

4.9Title to Personal Property; Sufficiency of Assets.

(a)An Allscripts Company has, and Buyer will acquire pursuant to the transactions contemplated by this Agreement, (in the case of owned personal property) good title to, or (in the case of leased personal property) a valid leasehold interest in, all the Purchased Assets or such assets as are otherwise owned by an Acquired Company, in each case, free and clear of all Liens except for Permitted Liens.  The Purchased Assets and the properties, rights and other assets owned or used by, leased or licensed to, the Acquired Companies, are in good operating condition (normal wear and tear excepted) and are fit, in all material respects, for use in the Ordinary Course of Business.

(b)On the Closing Date (assuming receipt of all Consents relating to the matters set forth in Schedule 4.4(a) or as contemplated by Section 4.4(b)), except (i) for Cash and Cash Equivalents and (ii) as set forth on Schedule 4.9(b), the Purchased Assets and the properties, rights and other assets owned by, leased or licensed to the Acquired Companies will, taking into account (A) the Intellectual Property licensed or made available to Buyer pursuant to Section 7.15, (B) the TSA, (C) the Joint Use and Occupancy Agreement, (D) the Commercial Agreements and (E) any Commercially Available Technology, constitute all of the assets necessary to conduct the Hospital & Large Physician Practice Business immediately following the Closing in all material respects as it is presently conducted; provided, however, that nothing in this Section 4.9(b) shall be deemed to constitute a representation or warranty as to the adequacy of the amounts of the Hospital & Large Physician Practice Business’ Net Working Capital (or the availability of the same).

4.10Real Property.

(a)(i) The Acquired Companies do not own any real property and (ii) the Seller Companies do not own any real property Used in the Hospital & Large Physician Practice Business.

(b)Schedule 4.10(b) sets forth the address of each Leased Real Property, and a true and complete list of each lease, sublease or other agreement under which an Allscripts Company leases, subleases or has rights to use or occupy any Leased Real Property (the “Leases” and, each individually, a “Lease”), including all amendments, extensions, renewals, guaranties and other agreements with respect thereto.  True and complete copies of the Leases have been made available to the Buyer.

(c)Except as set forth in Schedule 4.10(c), with respect to each of the Leases: (i) such Lease is legal, binding, enforceable and in full force and effect and an Allscripts Company has a valid and subsisting leasehold interest in all the Leased Real Property, free and clear of all Liens, except Permitted Liens; (ii) no Allscripts Company is and, to the Sellers’ Knowledge, none of the other counterparties thereto is, in breach or default under any such Lease, and, to the Sellers’ Knowledge, no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute a breach or default, or permit the termination, modification or acceleration of rent under any such Lease; and (iii) no Allscripts Company has subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof outside of the Ordinary Course of Business.

(d)Except as set forth in Schedule 4.10(d), the Leased Real Property identified on Schedule 4.10(b) comprises all of the real property Used in the Hospital & Large Physician Practice Business as now conducted.

4.11Compliance with Laws.  Except as set forth on Schedule 4.11:

(a)Each Allscripts Company is, and since the Lookback Date has been, in compliance in all material respects with all Laws (including Healthcare Laws) and Orders applicable to the Hospital & Large Physician Practice Business, the Purchased Assets or Shared Contracts. Allscripts (India) LLP is, and since the Lookback Date has been, in compliance in all material respects with all Laws (including Healthcare Laws) and Orders.

(b)No Allscripts Company has received a written notification, request, claim, complaint, correspondence or other communication from any Governmental Authority since the Extended Lookback Date asserting that such Allscripts Company is not in material compliance with, any Law (including Healthcare Laws) or Order applicable to the Hospital & Large Physician Practice Business.  Since the Extended Lookback Date, the Acquired Companies have exclusively operated the Hospital & Large Physician Practice Business and no other lines of business.

(c)Since the Lookback Date, no Allscripts Company (and with respect to any Acquired Company, since the Extended Lookback Date), any of its officers, directors, employees nor, to Sellers’ Knowledge, any contractors, has solicited, received, offered or paid any remuneration (including any kickback, bribe or rebate), directly or indirectly, in cash or in kind in order to induce any customer, supplier, contractor, physician or other healthcare provider to purchase, lease, order, recommend or arrange therefor any good, service or item, or in return for the same; other than arrangements that are in compliance with all applicable Healthcare Laws.

(d)Since the Lookback Date (and with respect to the Hospital & Large Physician Practice Business or any Acquired Company, since the Extended Lookback Date), none of the Allscripts Companies nor any of their Representatives has submitted or caused to be submitted, any claim for payment to any payer source, either governmental or non-governmental, in violation of any false claim or fraud Law, including the federal False Claims Act (31 U.S.C. § 3729, et. seq.), as amended, or any equivalent state Law.

(e)Since the Lookback Date (and with respect to the Hospital & Large Physician Practice Business or any Acquired Company, since the Extended Lookback Date), no Allscripts Company, its officers, directors, employees nor, to Sellers’ Knowledge, any contractor has (i) been convicted of, charged with, investigated for, engaged in conduct that would constitute, been the subject of an unsealed qui tam action, or entered into any settlement agreement, integrity agreement or deferred prosecution agreement with any Governmental Authority with respect to, any violation of any Healthcare Laws or any other Law involving fraud, breach of fiduciary duty, theft, embezzlement, kickbacks, bribes, other financial misconduct, or obstruction of an investigation; (ii) been excluded, suspended, or debarred from participation, or received a written notice therefor or been threatened in writing regarding the same, or is otherwise ineligible to participate in Federal Healthcare Programs, or been subject to any disciplinary action under any state rules of professional conduct, or (iii) been subject to sanction or had a civil monetary penalty assessed against it under Section 1128A of the Social Security Act or any regulations promulgated thereunder; nor, to Sellers’ Knowledge, are any of the foregoing charges, exclusions or other actions pending.

(f)No Allscripts Company is, nor has ever been since the Lookback Date, a first-tier entity, downstream entity or related entity to an MA organization as such terms are defined in 42 CFR § 422.2.

4.12Permits.  An Allscripts Company possesses, and is in compliance in all material respects with, all terms and conditions of all licenses, approvals, permits, and authorizations of any Governmental Authority necessary to operate the Hospital & Large Physician Practice Business as currently conducted and to own and operate the Purchased Assets (collectively, “Permits”).  No Allscripts Company is in default or violation under, or result in the revocation, suspension, lapse, limitation of, or the refusal to renew any of the Permits, and, to the Sellers’ Knowledge, no event, circumstances or state of facts has occurred which, with notice or the lapse of time or both, would constitute a default of or violation under any of the Permits.  There are no Actions pending or, to the Sellers’ Knowledge, threatened relating to the suspension, revocation, non-renewal or modification of any of the Permits.

4.13Employee Benefit Plans.

(a)Schedule 4.13(a) sets forth a complete list of (i) all “employee benefit plans,” as defined in Section 3(3) of ERISA and (ii) all other severance pay, salary continuation, bonus, incentive, stock option, stock purchase, equity incentive, retirement, pension, profit sharing, welfare, fringe benefit, retention, change of control, employment, gratuity, provident fund contribution, or deferred compensation and any other benefit or compensation plans, Contracts, programs, funds, or arrangements of any kind that, in each case, are sponsored, maintained, contributed to, or provisioned for, by the Allscripts Companies for the purpose of covering or providing compensation or benefits with respect to any current or former Business Employee and any spouse, dependent or beneficiary or such Business Employees (all of the above being hereinafter individually or collectively referred to as “Employee Plan” or “Employee Plans,” respectively).

(b)Copies of the following materials have been delivered or made available to Buyer: (i) all current plan documents for each Employee Plan or, in the case of an unwritten Employee Plan, a written description thereof, (ii) all determination letters from the Internal Revenue Service (the “IRS”) or any other Tax authority with respect to any of the Employee Plans, (iii) all current summary plan descriptions, summaries of material modifications, annual reports, and summary annual reports with respect to any of the Employee Plans, (iv) all insurance policies, trust agreements, or other funding arrangements, and (v) all material notices, letters or other correspondence from any Governmental Authority relating to the Employee Plan to the extent related to an Assumed Liability or addressed to an Acquired Company.

(c)Except as would not reasonably be expected to result in any liability to Buyer or an Acquired Company, each Employee Plan has been maintained, funded, operated, and administered in all material respects in compliance with its terms and any related documents or agreements and with all applicable Laws.

(d)Each Employee Plan intended to be qualified under Section 401(a) of the Code is so qualified and has been determined by the IRS to be so qualified (or is entitled to rely on a favorable opinion letter issued by the IRS), and each trust created thereunder has been determined by the IRS to be exempt from tax under the provisions of Section 501(a) of the Code.

(e)Except as set forth on Schedule 4.13(e), no Allscripts Company or any ERISA Affiliate has or has ever had an obligation to contribute to a (i) “defined benefit plan” as defined in Section 3(35) of ERISA, (ii) a pension plan that is or was subject to the funding standards of Section 302 of ERISA or Section 412 of the Code, (iii) a “multiemployer plan” as defined in Section 3(37) of ERISA or Section 414(f) of the Code, (iv) a “multiple employer plan” (meaning a plan sponsored by more than one employer within the meaning of ERISA Sections 4063 or 4064 or Code Section 413(c)), or (v) a “multiple employer welfare arrangement” as defined in ERISA Section 3(40) or (vi) a UK pension scheme of any kind other than a group personal pension scheme or stakeholder pension scheme.  No Allscripts Company nor any ERISA Affiliate has incurred and there are no circumstances under which either could reasonably incur any liability under Title IV of ERISA or Code Section 412.

(f)With respect to each group health plan benefiting any current or former Business Employee that is subject to Section 4980B of the Code, the Allscripts Companies have complied in all material respects with the continuation coverage requirements of Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA (“COBRA”).

(g)Except as set forth on Schedule 4.13(g), no Employee Plan provides benefits, including death or medical benefits, beyond termination of service or retirement other than coverage mandated by COBRA for which the recipient pays the entire premium cost.

(h)Except as set forth on Schedule 4.13(h), no amount that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement by any Business Employee who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Employee Plan currently in effect would be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code).

(i)Any stamp duty, filing or registration to be made at the time of execution of any Contract entered into by Allscripts (India) LLP has been duly paid, filed and/or registered (as the case may be).

4.14Material Contracts.

(a)Set forth on Schedule 4.14(a) is a list of the following Contracts (other than purchase orders and sale orders entered into in the Ordinary Course of Business) to which any Allscripts Company is a party and that primarily relate to the Hospital & Large Physician Practice Business (the Contracts required to be set forth on Schedule 4.14(a), and such purchase orders and sale orders entered into in the Ordinary Course of Business, collectively, the “Material Contracts”):

(i)each Contract (A) limiting the right of an Allscripts Company to (x) engage in or compete with any Person in any business or in any geographical area or (y) solicit or hire any customer, (B) containing exclusivity or minimum purchase obligations binding on any Allscripts Company or (C) containing any “most favored nation” or similar pricing provision binding on any Allscripts Company or that contains a right of first refusal, first offer, first negotiation or any other exclusivity, requirements or output provisions, including any Contract that is considered a so called take-or-pay or keep well Contract;

(ii)each (A) collective bargaining Contract or other Contract with any labor union, organization or association and (B) Contract with a professional employer organization, temp agency, employee leasing agency or labor contractor;

(iii)each Contract providing for severance, retention, change in control or other similar payments or benefits for any Business Employee;

(iv)each Contract pertaining to (A) employment arrangements with any Business Employee or (B) any independent contractor that, in each case, provides for annual compensation in excess of $200,000;

(v)each Contract with any Allscripts Company or any Affiliate of an Allscripts Company under which the Hospital & Large Physician Practice Business has any liability or obligation to any Allscripts Company or any of the Allscripts Companies’ Affiliates;

(vi)each Contract with a Significant Vendor;

(vii)each Contract with a Significant Customer;

(viii)each outstanding (and not completed) statement of work or purchase order relating to outstanding (and not completed) statements of work issued under any Contract that involves aggregate payments of over $500,000;

(ix)each Contract with any Governmental Authority;

(x)each Contract that is a settlement or conciliation agreement that imposes any obligations upon the Hospital & Large Physician Practice Business or an Acquired Company after the date of this Agreement;

(xi)each Contract (or group of related Contracts) requiring any capital commitment or capital expenditure (or series of capital expenditures) by any Allscripts Company after the date hereof in an amount in excess of $250,000 individually or $500,000 in the aggregate;

(xii)each Contract pursuant to which any Allscripts Company is the lessee of any personal property, which provides for annual payments in excess of $250,000;

(xiii)each Lease;

(xiv)each Contract concerning the establishment, control, maintenance or operation of a partnership, joint venture or limited liability company or other similar agreement or arrangement;

(xv)each Contract entered into since the Lookback Date relating to the acquisition or disposition of any business (whether by merger, purchase or sale of stock, purchase or sale of assets or otherwise);

(xvi)each Contract relating to Indebtedness;

(xvii)any agreement of guarantee, support, indemnification, assumption or endorsement of, or any other similar commitment with respect to, Liabilities or Indebtedness of any other person entered into outside the Ordinary Course of Business; or

(xviii)any Contract pursuant to which a third-party has the right to distribute or resell any of the Software or products of the Hospital & Large Physician Practice Business.

(b)Parent has heretofore made available to Buyer true and correct copies of all Material Contracts, including all amendments and modifications thereto.  Each Material Contract is in full force and effect and constitutes a legal, valid and binding obligation of one or more Allscripts Companies, and, to the Sellers’ Knowledge, of the other parties thereto, subject only to the General Enforceability Exceptions.  There is no breach or default by any Allscripts Company or, to the Sellers’ Knowledge, by any third party under any Material Contract, and no event has occurred which, with notice or lapse of time or both, would constitute a breach or default or would permit termination, modification or acceleration thereof by any party to such Material Contract.  No Allscripts Company has received written notice of the intention of any third party under any Material Contract to cancel, terminate or modify the terms of any such Material Contract, or accelerate the obligations of such Allscripts Company thereunder, nor, to the Sellers’s Knowledge has any such third party threatened to do any of the foregoing.

4.15Legal Proceedings.  Except as set forth on Schedule 4.15, there is, and since the Lookback Date has been, no Action pending or, to the Sellers’ Knowledge, threatened by any Person against or involving the Hospital & Large Physician Practice Business, the Acquired Companies or the Purchased Assets.

4.16Intellectual Property.

(a)Schedule 4.16(a) contains a list of all Transferred Business Intellectual Property that is (i) an issued Patent, a Patent application, or a registration or application for registration of such Intellectual Property with any Governmental Authority or domain name registrar, including a true and complete list of all such (A) Patents anywhere in the world, (B) copyright registrations and applications to register copyrights anywhere in the world, (C) registrations of Marks with any Governmental Authority or domain name registrar and applications to register Marks anywhere in the world with a Governmental Authority, and (D)

domain names and social media accounts exclusively used in the operation of the Hospital & Large Physician Practice Business not listed in Schedule 4.16(a)(i)(C); or (ii) a material unregistered Mark. All Transferred Business Intellectual Property are Purchased Assets hereunder.  Parent and its Affiliates have not granted any exclusive license, non-exclusive license other than in the Ordinary Course of Business or other contingent or non-contingent ownership or exclusive right, title, or interest under or relating to the Common Components that conflicts with or otherwise adversely affects Buyer’s joint ownership interest in the Common Components under the TSA.

(b)Schedule 4.16(b)(i) contains a true and complete list of all material Transferred Business Software (identified generally by their commercial names or internal names).  Schedule 4.16(b)(ii) contains a true and complete list of all Software that is necessary to the operation of the Hospital & Large Physician Practice Business as currently conducted excluding any Business Software, Business Public Software, Common Components, Software provided under any of the Commercial Agreements, and Commercially Available Technology (“Licensed Software”). Schedule 4.16(b)(iii) contains a true and complete list of all Licensed Intellectual Property that is an issued Patent, a Patent application, or a registration or application for registration of Intellectual Property with any Governmental Authority or domain name registrar and is the subject of an express license or other grant from a third party to an Allscripts Company.

(c)Except as set forth on Schedule 4.16(c), (i) an Allscripts Company owns the entire right, title and interest in and to the Business Intellectual Property and Business Software, free and clear of all Liens, except for Permitted Liens; and (ii) an Allscripts Company has a valid contractual right or license to use all Business Public Software, Licensed Software and Commercially Available Technology necessary to the operation of the Hospital & Large Physician Practice Business.

(d)Immediately following the Closing,

(i)all Transferred Business Intellectual Property and Transferred Business Software will be owned by Buyer, free and clear of all Liens, except for Permitted Liens;

(ii)assuming receipt of all Consents relating to the matters set forth in Schedule 4.4(a), and taking into account (1) all Business Public Software, (2) the Intellectual Property licensed or made available to Buyer pursuant to the TSA, the Commercial Agreements and Section 7.15 of this Agreement, and (3) all Licensed Software, Licensed Intellectual Property and all Commercially Available Technology, in each case that is necessary to the operation of the Hospital & Large Physician Practice Business, will be available for use and exploitation by or on behalf of Buyer on substantially similar terms as they were available for use and exploitation by or on behalf of the Allscripts Companies immediately prior to the Closing Date, in each case in all material respects as the Hospital & Large Physician Practice Business is presently conducted; and

(iii)all Business Intellectual Property, excluding (1) Transferred Business Intellectual Property, (2) Transferred Business Software, and (3) Seller Marks, will be delivered and provided to Buyer in accordance with the terms of the TSA and the license rights granted under Section 7.15 of this Agreement. There is no Intellectual Property or Software necessary for the operation of the Hospital & Large Physician Practice Business as currently conducted except for the Business Intellectual Property, the Business Public Software, the Licensed Software, Licensed Intellectual Property, the Commercially Available Technology and the Intellectual Property of the Commercial Agreements.

(e)Except as set forth on Schedule 4.16(d): (i) all registrations for Business Intellectual Property identified on Schedule 4.16(a) are valid and in force, and all applications to register Business Intellectual Property so identified are pending and in good standing, all without challenge of any kind; (ii) the Business Intellectual Property (other than with respect to pending applications) is valid and in force; and (iii) to the Seller’s Knowledge, no other Person is infringing on any of the Business Intellectual Property.

(f)Except as set forth on Schedule 4.16(f), since the Lookback Date: (i) no infringement by the Hospital & Large Physician Practice Business of any Intellectual Property of any other Person has occurred from the conduct of the Hospital & Large Physician Practice Business; and (ii) no written notice of a claim or threatened claim of any infringement of any Intellectual Property of any other Person has been received by any Allscripts Company in respect of the conduct of the Hospital & Large Physician Practice Business.

(g)Except as set forth on Schedule 4.16(g), as of the date hereof, no Actions are pending or, threatened in writing against any Allscripts Company with respect to the Hospital & Large Physician Practice Business, which challenges the validity, enforceability or ownership of any Business Intellectual Property.

(h)The Allscripts Companies have obtained an enforceable written assignment of all rights, including all right, title and interest, in and to each item of the Business Intellectual Property from each Person participating in the discovery, creation, development, modification, improvement, enhancement or derivatives of or to, or providing the basis for, such item, except to the extent such rights for such item vested in one of the Allscripts Companies by operation of Law, and each such Person has waived all of its moral rights with respect to such Business Intellectual Property. The Allscripts Companies have no obligation to compensate or to obtain the consent of any Person to access, use, license or otherwise exploit any of the Business Intellectual Property.

(i)The applicable Allscripts Companies have taken commercially reasonable steps in accordance with applicable industry standard practices to protect and maintain the Business Intellectual Property and their respective rights thereunder, therein and thereto and has not taken or failed to take any action that would result in the abandonment, cancellation, forfeiture, relinquishment, invalidation or unenforceability of, or the loss or prohibition of any right to access, use, license or otherwise exploit, any of the Business Intellectual Property in whole or in part.  The Allscripts Companies have taken commercially reasonable steps to safeguard and protect as confidential and proprietary information in accordance with applicable industry standard practices and any applicable Contracts, all Software (except object code versions thereof that have been publicly released and Business Public Software), trade secrets and other Confidential Information of the Allscripts Companies or that were provided to the

Allscripts Companies from another Person under confidentiality obligations that are necessary to the operation of the Hospital & Large Physician Practice Business (collectively, “Business Confidential Information”).  The Allscripts Companies have not disclosed, nor are the Allscripts Companies under any contractual or other obligation to disclose, to any Person any Business Confidential Information, including trade secrets, or that information the Allscripts Companies are contractually prohibited from disclosing.  The Allscripts Companies have not disclosed nor are the Allscripts Companies under any contractual or other obligation to disclose to any Person any Business Confidential Information not specified in the preceding sentence, except pursuant to an enforceable confidentiality agreement between an Allscripts Company and such Person that requires such Person to protect against disclosure of such Business Confidential Information to any other Person and, to the Sellers’ Knowledge, no Person has breached any such confidentiality agreement.  Each current and former employee, consultant and contractor of an Allscripts Company (each an “Employee Agent”) who has had access to any Business Confidential Information has entered into a confidentiality agreement with an Allscripts Company that requires the Employee Agent to protect such Business Confidential Information against disclosure to any other Person and, to Sellers’ Knowledge, no such confidentiality agreement has been breached by such Employee Agent.

(j)Except as set forth on Schedule 4.16(j), no Business Software source code or, to the Sellers’ Knowledge, Licensed Software source code, has been placed in escrow, nor has any of the Allscripts Companies entered into any agreement with any Person that requires that any Business Software source code or Licensed Software source code be placed in escrow currently or in the future.  To the Sellers’ Knowledge, no Person is using any Business Software or License Software other than pursuant to and in accordance with a Contract with the applicable Allscripts Company.

(k)The Allscripts Companies (i) have complied in all material respects with all notice, attribution, and other requirements of each license applicable to the Business Public Software, (ii) have taken commercially reasonable steps designed to ensure that all Business Public Software is the most secure version available, and (iii) have not used any Public Software materials in a manner that does, or would reasonably be expected to, require the (A) disclosure or distribution of any Business Intellectual Property in source code form; (B) license or other provision of any Business Intellectual Property on a royalty-free basis; or (C) grant of any Patent license, non-assertion covenant, or other rights under any Business Intellectual Property or rights to modify, make derivative works based on, decompile, disassemble, or reverse engineer any Business Intellectual Property.

(l)All Business Software, and to the Seller’s Knowledge, Business Public Software, Licensed Software and Commercially Available Technology necessary to the operation of the Hospital & Large Physician Practice Business operates and performs in all material respects in accordance with its associated representations, warranties, instructions, guidelines, specifications and documentation (whether in writing or electronically) and as specified by or for the Allscripts Companies (“Specified Operations”).  There are no disabling codes, viruses, defects, bugs, logic errors, problems or other items that cause any of the Business Software, and to the Seller’s Knowledge, Business Public Software, Licensed Software and Commercially Available Technology necessary to the operation of the Hospital & Large Physician Practice Business not to operate in accordance with its Specified Operations in all material respects (in each case excluding mechanisms intentionally included by any of the Allscripts Companies in any of the Business Software or the licensor of the applicable Licensed Software or Commercially Available Technology to control access to or use of the applicable Business Software, Licensed Software or Commercially Available Technology).

(m)The Allscripts Companies have not accepted nor acknowledged the obligation to accept from any Person the tender of any defense or indemnification of any claim of infringement, violation, misappropriation or misuse of the Business Intellectual Property. No Person has requested or asserted in writing, nor to the Sellers’ Knowledge, otherwise indicated or suggested that it will request or assert, that the Allscripts Companies accept the tender of any defense or indemnification of any claim of infringement, violation, misappropriation or misuse of any Intellectual Property.

4.17Insurance.  Schedule 4.17 sets forth, as of the date of this Agreement, all policies of insurance and all fidelity or surety bonds, in each case, Used in the Hospital & Large Physician Practice Business (the “Insurance Policies”).  All Insurance Policies are in full force and effect in all material respects.  Except as set forth on Schedule 4.17, and excluding insurance policies that have expired and been replaced in the Ordinary Course of Business, no Insurance Policy has been cancelled by the insurer since the Lookback Date.  There is not, and since the Lookback Date there has not been, any pending claim that has been denied or rejected by any insurer.

4.18Personnel.

(a)Except as set forth on Schedule 4.18(a), with respect to the Hospital & Large Physician Practice Business, no Allscripts Company is a party to or subject to any collective bargaining agreements, and, (i)  no labor union, works council or other collective bargaining unit or representative represents or, to the Sellers’ Knowledge, claims to represent any of the Business Employees, (ii) to the Sellers’ Knowledge, no union organizing activities are or have been underway or threatened with respect to the Hospital & Large Physician Practice Business since the Lookback Date, and (iii) no strike, walkout, lockout, work slowdown, work stoppage or other material labor dispute is or since the Lookback Date has been underway or, to the Sellers’ Knowledge, threatened since the Lookback Date.

(b)Solely with respect to the Business Employees, since the Lookback Date, the Allscripts Companies have not implemented any plant closing or mass layoff of employees that could implicate the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Law (collectively, the “WARN Act”). Except as set forth on Schedule 4.18(b), no employee employed by any Allscripts Company primarily or exclusively for and in connection with the Hospital & Large Physician Practice Business has suffered an “employment loss” (as defined in the WARN Act) within the preceding ninety (90) days.  No less than ten (10) Business Days prior to the Closing Date, Parent will update the information provided on Schedule 4.18(b) and deliver such update to Buyer.

(c)The employee census delivered to Buyer as Item 8.43 in the virtual data room maintained by Parent is true and correct in all material respects as to the information contained therein as of February 28, 2022.  Each Business Employee that works in the United

States is a United States citizen, a United States national, a lawful permanent resident of the United States, or an alien authorized to work in the United States either specifically for an Allscripts Company or for any United States employer. Each Business Employee working in the UK and each independent contractor providing services to an Allscripts Company in the UK has the lawful right to work in the UK.

(d)To the Sellers’ Knowledge, no current or former employee or independent contractor employed or engaged by any Allscripts Company primarily or exclusively for and in connection with the Hospital & Large Physician Practice Business is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligations, fiduciary duty, confidentiality, non-competition, non-solicitation, proprietary rights or other restrictive covenant agreement or obligation (i) owed to any Person besides the Allscripts Companies that would be material to the performance of such individual’s duties or services in connection with the Hospital & Large Physician Practice Business, or the ability of the Hospital & Large Physician Practice Business to conduct its business, or (ii) owed to the Allscripts Companies.

(e)No Allscripts Company is, with respect to the Hospital & Large Physician Practice Business, a party to any contract or subcontract with the United States government or any department or agency thereof that, individually or in the aggregate, trigger any obligations under Executive Order 11246, Section 503 of the Rehabilitation Act of 1973, or the Vietnam Era Veterans’ Readjustment Assistance Act, and no customers are using the products or services of the Hospital & Large Physician Practice Business to perform services or provide goods for the United States government or any department or agency thereof, or have included any reference to federal contracting, subcontracting or supplying, or otherwise referenced Executive Order 11246, Section 503 of the Rehabilitation Act of 1973, or the Vietnam Era Veterans’ Readjustment Assistance Act, in any Contract with any Allscripts Company.

(f)The transactions contemplated by this Agreement will not entitle any Business Employee working in the UK to terminate their employment or receive any payment or benefit. No Business Employee working in the UK and no independent contractor providing services to an Allscripts Company in the UK has been offered or promised any future variation in their terms of employment or the terms on which they provide services.

(g)All employees working in the UK whose role or services primarily or exclusively relate to the Hospital & Large Physician Practice Business are employed by Allscripts Healthcare (IT) UK Ltd. All independent contractors working in the UK whose services primarily or exclusively relate to the Hospital & Large Physician Practice Business provide their services to Allscripts Healthcare (IT) UK Ltd.

(h)As of the date hereof, all compensation, including wages, commissions, bonuses, fees and other compensation, payable to all Business Employees for services performed on or prior to the date hereof have been paid in full (or accrued in full on the balance sheet contained in the Estimated Closing Date Statement) and there are no outstanding agreements, understandings or commitments of any Allscripts Company with respect to any compensation, commissions, bonuses or fees of the Business Employees.

(i)No Acquired Company has any material claims or liabilities to pay compensation for loss of office or employment or a redundancy payment to any present or former employee or to make any payment for breach of any agreement and no such sums have been paid (whether pursuant to a legal obligation or ex gratia) by any Acquired Company.

4.19Environmental Matters.  Except as set forth on Schedule 4.19: (a) with respect to the Leased Real Property, each Allscripts Company is, and since the Lookback Date has been, in compliance in all material respects with all applicable Environmental Laws, (b) since the Lookback Date, with respect to the Leased Real Property, each Allscripts Company has timely obtained and maintained in full force and effect all Permits required under applicable Environmental Laws, and is in compliance in all material respects with the respective requirements of such Permits, (c) with respect to the Leased Real Property, no Allscripts Company has received any written notices, demand letters, or requests for information from any Governmental Authority or other Person and no proceeding is pending or, to the Sellers’ Knowledge, threatened against the Allscripts Companies indicating that the Leased Real Property may be in violation of, or liable under, any Environmental Law or Permit required under applicable Environmental Laws, (d) no Hazardous Material has been stored, treated, disposed of, released, or transported in violation of or in a manner that may result in liability under any applicable Environmental Law to, from, on or under any property by the Allscripts Companies with respect to the Leased Real Property or as a result of any activity of the Allscripts Companies on the Leased Real Property, (e) there have been no environmental investigations, studies, audits, tests, reviews, or other analyses regarding compliance or noncompliance with any Environmental Law or Permit required under applicable Environmental Laws relating to the activities of the Hospital & Large Physician Practice Business performed on behalf of, or at the request of, any Allscripts Company, (f) no underground storage tank has been placed or operated on, in or under any Leased Real Property or as a result of any activity of the Allscripts Companies with respect to the Hospital & Large Physician Practice Business and (g) with respect to the Hospital & Large Physician Practice Business, no Allscripts Company has assumed or provided an indemnity with respect to liability of any other Person under any Environmental Law.

4.20Conduct of Business in Ordinary Course.  Except for the transactions contemplated hereby, and except as set forth on Schedule 4.20, since the Balance Sheet Date, (a) the Allscripts Companies have conducted the Hospital & Large Physician Practice Business in the Ordinary Course of Business (taking into account all COVID-19 Actions), (b) there has not been a Material Adverse Effect and (c) there has not been any action that would require Buyer’s written consent if taken during the period from the date of this Agreement until the Closing Date pursuant to Section 7.1.

4.21Vendors and Customers.  Set forth on Schedule 4.21(a) is a complete and correct list of each Significant Vendor and Significant Customer. Except as forth on Schedule 4.21(b), since the Lookback Date, no Significant Vendor or Significant Customer has provided written notice of its intent, or, to Seller’s Knowledge, taken any action, to cancel, or materially alter or decrease the volume of payments or sales, or, to the Sellers’ Knowledge, threatened to do any of the foregoing, with respect to any arrangement with the Hospital & Large Physician Practice Business.

4.22Related Persons Transactions.  Schedule 4.22 sets forth a list of any Contracts (other than an employment or similar Contracts) by and between any Allscripts Company with respect to the Hospital & Large Physician Practice Business, on the one hand, and any Affiliate of the Allscripts Companies or, to the Sellers’ Knowledge, any officer, director or employee of the Allscripts Companies or any Affiliate of the Allscripts Companies, on the other hand.

4.23Data Security & Privacy.

(a)With respect to the Hospital & Large Physician Practice Business, each Allscripts Company is, and since the Lookback Date has been, in compliance in all material respects with all applicable Privacy and Security Requirements.  Each Seller Company with respect to the Hospital & Large Physician Practice Business and each Acquired Company implements, maintains, complies with, and enforces (and at all times since the Lookback Date has implemented, maintained, complied with, and enforced) a written privacy and information security program (the “Program”) that contains reasonable administrative, physical, technical, and logical policies, procedures, controls, and safeguards and that is reasonably designed to comply with the Privacy and Security requirements and applicable Laws and (i) is in conformity with reasonable industry standards, (ii) is reasonably designed to ensure the security, confidentiality, integrity, and availability of Personal Information, Confidential Data, Confidential Information, and Business Systems, including against Security Breaches; (iii) includes periodic risk assessment(s) designed to identify and timely remediate internal and external threats to Personal Information, Confidential Information, Confidential Data, and Business Systems, and with respect to such assessments that are required under HIPAA, materially meet the standards and requirements set forth in 45 C.F.R. Part 164, Subpart C; and (v) is reasonably designed to ensure the commercially reasonable disposal of Personal Information, Confidential Information  and Confidential Data.

(b)Each Seller Company with respect to the Hospital & Large Physician Practice Business and each Acquired Company implements, and at all times since the Lookback Date has implemented, in a manner designed to be compliant in all material respects with the Privacy and Security Requirements: (i) antivirus tools designed to remove known malicious functionalities from any system or endpoint, (ii) up-to-date and industry-standard virus and malicious code detection and protection products on all workstations and servers used in connection with the Allscripts Company’s business; (iii) tools designed to monitor, at the least at a commercially reasonable level, Business Systems for system vulnerabilities, and (iv) a process to fix or patch an identified system or security problem as required by the risk rating of the vulnerability.

(c)Each Seller Company with respect to the Hospital & Large Physician Practice Business and each Acquired Company (i) maintains and complies with in all material respects (and at all times since the Lookback Date has maintained and complied with in all material respects) vendor management policies, procedures, and processes reasonably designed to that ensure that all third-party vendors, suppliers, service providers, partners, and contractors comply with applicable Privacy and Security Requirements; (ii) has provided to its workforce (as such term is defined in HIPAA) training as required by HIPAA and by such Allscripts Company’s related written policies and procedures; and (iii) has executed a current and valid “Business Associate Agreement” (as described in 45 C.F.R. §§ 164.502(e) and 164.504(e)) with

(x) each covered entity and business associate (each as defined at 45 C.F.R. § 160.103) for which such Allscripts Company provides functions or activities that render such Allscripts Company a business associate or subcontractor (as defined at 45 C.F.R. § 160.103) of any such third party, and (y) each entity that serves as a subcontractor (as defined at 45 C.F.R. 160.103) to such Allscripts Company.  Each such Allscripts Company, and to Sellers’ Knowledge, each such subcontractor counterparty, is in and has been in material compliance with the terms of each such Business Associate Agreement.

(d)Since the Lookback Date, except as set forth in Schedule 4.23(d), (i) no Allscripts Company with respect to the Hospital & Large Physician Practice Business or Allscripts (India) LLP has experienced any Security Breach, nor is any such Security Breach currently under investigation; and (ii) to the Sellers’ Knowledge, no vendor, supplier, or service provider has experienced or is experiencing a Security Breach that impacts the Hospital & Large Physician Practice Business or any Acquired Company.  Since the Lookback Date, No Seller Company with respect to the Hospital & Large Physician Practice Business and no Acquired Company and, to the Sellers’ Knowledge, no customer, vendor, supplier, service provider, or contractor of such, has received any written notices from any Person regarding any non-compliance with Privacy and Security Requirements and/or any Security Breach, by or affecting the Hospital & Large Physician Practice Business, including (without limitation) any written complaint, claim, suit action enforcement, investigation, or inquiry (a “Privacy or Security Claim”) arising therefrom or relating thereto.  To the Seller’s Knowledge, except as set forth in Schedule 4.23(d), no reasonable basis exists for a Privacy or Security Claim against the Hospital & Large Physician Practice Business or Allscripts (India) LLP. With respect to the Hospital & Large Physician Practice Business, each Allscripts Company has a valid and legal right to access or use all Personal Information and Confidential Data that is Processed by or on behalf of the Hospital & Large Physician Practice Business in connection with the use and/or operation of its products, services and business; and Buyer shall be entitled to exercise the foregoing rights following the Closing.  The Allscripts Companies are entitled to transfer all Personal Information, Confidential Information, and Confidential Data relating to the Hospital & Large Physician Practice Business, including, to the extent applicable, any right, title, and interest the Allscripts Companies may have therein or thereto, to Buyer in connection with this transaction.

(e)Each Seller Company with respect to the Hospital & Large Physician Practice Business and each Acquired Company maintains and complies with in all material respects (and at all times since the Lookback Date has maintained and complied with in all material respects) business continuity and disaster recovery policies and procedures with respect to Personal Information, Confidential Information, Confidential Data and Business Systems that are reasonably designed to comply with applicable Privacy and Security Requirements and  industry standards and are designed to ensure the continuous operation of the Business Systems and the continuous availability of the Personal Information, Confidential Information, and Confidential Data.

(f)The Business Systems are sufficient for, and operate and perform in all material respects as required in connection with, the operation of the business of the Hospital & Large Physician Practice Business and each Acquired Company (including as to capacity, scalability and ability to process peak volumes in a timely manner).  The Business Systems are configured and reasonably designed to minimize the effects of externally introduced viruses, bugs and other similar destructive programs or codes, and comply with the terms relating to the performance of Business Systems of all Contracts to which an Acquired Company is a party or bound.  Since the Lookback Date, the Business Systems have and have had no vulnerabilities, errors, or defects that have not been reasonably mitigated, and contain no code (or lack of code) that is malicious and/or designed to or, if used or exploited by others, could be used to disrupt, disable, harm, distort or otherwise impede in any manner the legitimate operation of the Business Systems, or to access, exfiltrate, modify, or delete information stored on the Business Systems (including without limitation “viruses”, “back doors”, or “zero days”).

(g)Since the Lookback Date and to the extent required to be in compliance with applicable Privacy and Security Requirements, each Allscripts Company with respect to the Hospital & Large Physician Practice Business and Allscripts (India) LLP has provided all notices necessary to, and has obtained all rights, consents, and authorizations necessary to Process the Personal Information (including without limitation Protected Health Information and Confidential Data in connection with the operation of the Hospital & Large Physician Practice Business (including any such information in the possession or control of any vendor, supplier, or service provider. The Allscripts Companies own, lease, license or otherwise have the legal right to use or have operated on their behalf, all Business Systems used in connection with the Hospital & Large Physician Practice Business or by Allscripts (India) LLP.  For the avoidance of doubt, to the extent Business Systems used in connection with the Hospital & Large Physician Practice Business or by Allscripts (India) LLP include or are comprised of artificial intelligence and/or algorithms (“AI”), (i) such AI was developed in compliance in all material respects with all Privacy and Security Requirements and applicable Laws; (ii) the Allscripts Companies had and have all necessary and material rights, title, and interest in any data or information that was used and/or is used to develop, train, improve, and operate the AI; (iii) the AI operates in all respects in compliance in all material respects with applicable Law and Privacy and Security Requirements applicable to the development and operation of AI; and (iv) the AI operates in all material respects in a reasonable nondiscriminatory manner.

4.24NSI Act

(a)None of the Acquired Companies, Purchased Equity or Purchased Assets undertakes or consists of any activities in the UK that are specified in Schedules 1 to 17 to the National Security and Investment Act 2021 (Notifiable Acquisition) (Specification of Qualifying Entities) Regulations 2021 (SI 2021/1264) (NAR 2021).

(b)None of the Acquired Companies, Purchased Equity or Purchased Assets completed a transaction that has taken place on or after 12 November 2020 or is currently in progress, and which constitutes a trigger event within the meaning of section 5 of the NSI Act.

(c)No Contract for pecuniary interest between one or more persons and the UK government (i.e., a “contracting authority” as outlined in regulation 2 of the Public Contracts Regulations 2015(a)) where the Contract has as its object the execution of works, the supply of products or the provision of services included in the Assigned Contracts or to which any of the Acquired Companies is a party includes a requirement:

(i)to have either or both the processing or storage of material to which a security classification of SECRET or TOP SECRET has been applied in accordance with the document titled “Government Security Classifications Version 1.1 – May 2018”(b) published by the Cabinet Office;

(ii)to have a “List X Accreditation” as described in the document titled “Security Requirements for List X Contractors Version 10.0 – April 2014” published by the Cabinet Office; or

(iii)for employees of the qualifying entity to be vetted at or above ‘Security Check’ level as described in guidance titled “National security: vetting clearance levels” published on 12 February 2020(d) by the United Kingdom Security Vetting.

Article V
REPRESENTATIONS AND WARRANTIES OF BUYER

Except as set forth in the Schedules referenced in this Article V (collectively, the “Buyer Disclosure Schedules”), which shall qualify the corresponding representations and warranties of Buyer set forth in this Article V, Buyer represents and warrants to and for the benefit of Parent that the following statements are true as of the date hereof and as of the Closing Date:

5.1Organization and Standing. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has the requisite corporate power and authority, to conduct its business as presently conducted.

5.2Authorization, Validity and Effect.  Buyer has all requisite power and authority to (a) carry on its business and to own, lease and operate is properties and assets and (b) to enter into and perform its obligations under this Agreement and the other agreements contemplated hereby to which Buyer is a party (the “Buyer Documents”) and to consummate the transactions contemplated hereby and thereby.  The execution and delivery of this Agreement and the Buyer Documents, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary action on the part of Buyer.  This Agreement and the Buyer Documents have been, or (as applicable) will be as of the Closing, duly and validly executed and delivered by Buyer and constitute the legal, valid and binding obligations of Buyer, enforceable against Buyer in accordance with their respective terms, except as limited by the General Enforceability Exceptions.

5.3No Conflict; Required Filings and Consents.

(a)Neither the execution and delivery of this Agreement or the Buyer Documents by Buyer, nor the consummation by Buyer of the transactions contemplated hereby or thereby, nor compliance by Buyer with any of the provisions hereof or thereof, will (i) conflict with or result in a breach of any provisions of any Organizational Document of Buyer, (ii) constitute or result in the breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation or imposition of any Lien upon, any property or assets of Buyer or, pursuant to any note, bond, mortgage, indenture, license, agreement, lease or other instrument or obligation to which it is a party or by which it or any of its properties or assets may be subject, and that would, in any such event, reasonably be expected to materially and adversely affect the ability of Buyer to consummate the transactions, and perform its obligations, contemplated by this Agreement, or (iii) subject to receipt of the requisite approvals referred to on Schedule 5.3(b) and the expiration or termination of the waiting period under the HSR Act or other Antitrust Law, violate any Order or Law applicable to Buyer or any of its properties or assets.

(b)Other than as set forth on Schedule 5.3(b) and any filings as may be required under the HSR Act or other Antitrust Law, no Consent is required to be obtained by Buyer for the consummation by Buyer of the transactions contemplated by this Agreement.

5.4Legal Proceedings.  There are no Actions pending or, to Buyer’s knowledge, threatened against Buyer, and there are no material Orders to which Buyer or any of its Affiliates is a party or by which Buyer or any of its Affiliates is bound, that would adversely affect Buyer’s performance under this Agreement or the consummation of the transactions contemplated hereby.

5.5Financial Capability.  Buyer will have at the Closing, sufficient immediately available funds (the “Buyer’s Available Funds”)  to satisfy its obligation to pay (i) the Closing Date Consideration, and (ii) all fees and expenses incurred by Buyer in connection with the transactions contemplated hereby to be consummated as of the Closing.  Buyer acknowledges and agrees that its obligations under this Agreement, including its obligations to consummate the Closing, are not contingent upon its receipt of financing of any kind.

5.6No Brokers.  Except as set forth on Schedule 5.6, no broker, finder or similar agent has been engaged by or on behalf of Buyer, and no Person is entitled to any brokerage commission, finder’s fee or any similar compensation, in connection with this Agreement or the transactions contemplated hereby.

5.7Securities Matters.  The Purchased Equity is being acquired by Buyer for investment only and not with a view to distribution in violation of the Securities Act.  Buyer has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investments pursuant hereto, and Buyer is capable of bearing the economic risk of such investments, including a complete loss thereof.  Buyer understands and agrees that it may not sell or dispose of any of the Purchased Equity other than pursuant to a registered offering or in a transaction exempt from the registration requirements of the Securities Act and applicable federal, state and foreign securities Laws.  Buyer is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

5.8Independent Investigation; Acknowledgments; Non-Reliance.

(a)In connection with its investment decision, Buyer and/or its representatives have inspected and conducted such reasonable independent review, investigation and analysis (financial and otherwise) of the Hospital & Large Physician Practice Business as desired by Buyer.  The purchase of the Purchased Assets and Purchased Equity by Buyer and the consummation of the transactions contemplated hereby by Buyer are not done in reliance upon any representation or warranty or omission by, or information from, the Allscripts Companies or any of their respective Affiliates, employees or representatives, whether oral or written, express or implied, including any implied warranty of merchantability or of fitness for a particular purpose, except for the representations and warranties specifically and expressly set forth in Article IV (including any Schedules referenced therein), or any other Seller Document (including the Parent Closing Certificate) delivered pursuant to this Agreement, and Buyer acknowledges that the Allscripts Companies expressly disclaim any other representations and warranties.  Buyer further acknowledges that none of the Allscripts Companies or any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Hospital & Large Physician Practice Business or the transactions contemplated by this Agreement not specifically and expressly set forth in Article IV (including any Schedules referenced therein), or any other Seller Document (including the Parent Closing Certificate) delivered pursuant to this Agreement, and absent Fraud none of the Allscripts Companies or any other Person will have or be subject to any liability to Buyer or any other Person resulting from the distribution to Buyer or its representatives or Buyer’s use of any such information, including any data room (including any electronic or “virtual” data room) information provided or made available to Buyer or its representatives, or any other document or information in any form provided or made available to Buyer or its representatives, in connection with the purchase and sale of the Purchased Assets and Purchased Equity and the transactions contemplated hereby.

(b)Buyer acknowledges and agrees that the representations and warranties made by Parent concerning the Allscripts Companies in this Agreement and the other agreements and certificates contemplated by this Agreement (as qualified by the Seller Disclosure Schedules) supersede, replace and nullify in every respect the data and representations and warranties set forth in any other document, material or statement, whether written or oral, made available to Buyer.  Buyer represents and warrants that, in entering into this Agreement, Buyer is not relying on any data or representations and warranties contained in such other document, material or statement for any purpose whatsoever, including as a promise, projection, guaranty, representation, warranty or covenant.

5.9Solvency.  After giving effect to the consummation of the transactions contemplated hereby, and assuming (a) the accuracy of the representations and warranties of Parent concerning the Allscripts Companies contained in this Agreement, and (b) the satisfaction of the conditions to Buyer’s obligation to consummate the Closing in Article VIII, then as of immediately following the Closing, Buyer: (i) will be solvent (in that both the fair value of its assets will not be less than the sum of its debts and that the present fair saleable value of its assets will not be less than the amount required to pay its probable liability on its debts as they become absolute and matured), (ii) will not have unreasonably small capital with which to engage in its business; and (iii) will not have incurred and will not plan to incur debts beyond its ability to pay in the ordinary course as they become absolute and matured.  For purposes of this Section 5.9, “not have unreasonably small capital with which to engage in its business” and “ability to pay in the ordinary course as they become absolute and matured” means that such Person will be able to generate enough cash from operations, asset dispositions or financing, or a combination thereof, to meet its obligations as they become due.  No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Hospital & Large Physician Practice Business.

Article VI
REPRESENTATIONS AND WARRANTIES OF the guarantor

The Guarantor represents and warrants to and for the benefit of Parent that the following statements are true as of the date hereof:

6.1Organization and Standing.  The Guarantor is a corporation duly organized, validly existing and in good standing under the Laws of the Province of Ontario and has the requisite power and authority, to conduct its business as presently conducted.

6.2Authorization, Validity and Effect.  The Guarantor has all requisite power and authority to (a) carry on its business and to own, lease and operate is properties and assets and (b) to enter into and perform its obligations under this Agreement and the other agreements contemplated hereby to which the Guarantor is a party (the “Guarantor Documents”) and to consummate the transactions contemplated hereby and thereby.  The execution and delivery of this Agreement and the Guarantor Documents, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary action on the part of the Guarantor.  This Agreement and the Guarantor Documents have been, or (as applicable) will be as of the Closing, duly and validly executed and delivered by the Guarantor and constitute the legal, valid and binding obligations of the Guarantor, enforceable against the Guarantor in accordance with their respective terms, except as limited by the General Enforceability Exceptions.

6.3No Conflict; Required Filings and Consents.  Neither the execution and delivery of this Agreement or the Guarantor Documents by the Guarantor, nor the consummation by the Guarantor of the transactions contemplated hereby or thereby, nor compliance by the Guarantor with any of the provisions hereof or thereof, will (a) conflict with or result in a breach of any provisions of any Organizational Document of the Guarantor, (b) constitute or result in the breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation or imposition of any Lien upon, any property or assets of the Guarantor or, pursuant to any note, bond, mortgage, indenture, license, agreement, lease or other instrument or obligation to which it is a party or by which it or any of its properties or assets may be subject, and that would, in any such event, reasonably be expected to materially and adversely affect the ability of the Guarantor to consummate the transactions, and perform its obligations, contemplated by this Agreement, or (c) violate any Order or Law applicable to the Guarantor or any of its properties or assets.

6.4Legal Proceedings.  There are no Actions pending or, to the Guarantor’s knowledge, threatened against the Guarantor, and there are no material Orders to which the Guarantor or any of its Affiliates is a party or by which the Guarantor or any of its Affiliates is bound, that would adversely affect the Guarantor’s performance under this Agreement or the consummation of the transactions contemplated hereby.

6.5Financial Capability.  The Guarantor has, and will have at the Closing, sufficient immediately available funds (including, for the purpose of such determination, available financing pursuant to the Guarantor’s credit facilities) to pay the excess, if any, of (A) the aggregate amount of the Closing Date Consideration, and (B) all fees and expenses incurred by Buyer in connection with the transactions contemplated hereby to be consummated as of the Closing over (C) Buyer’s Available Funds.

Article VII
COVENANTS AND AGREEMENTS

7.1Interim Operations.  Between the date of this Agreement and the Closing or the earlier termination of this Agreement in accordance with Article IX, except for (i) any COVID-19 Actions, (ii) as set forth on Schedule 7.1 or (iii) as expressly permitted by this Agreement, unless Buyer has previously consented in writing (which Buyer agrees shall not be unreasonably withheld, conditioned or delayed) or as required by applicable Law, Parent will cause the other Allscripts Companies to (A) conduct the operation of the Hospital & Large Physician Practice Business in the Ordinary Course of Business and (B) use commercially reasonable efforts to preserve present relationships with suppliers and customers having business dealings with the Hospital & Large Physician Practice Business.  Without limiting the foregoing, between the date of this Agreement and the Closing or the earlier termination of this Agreement in accordance with Article IX, except as set forth on Schedule 7.1 or as expressly permitted by this Agreement, unless Buyer has previously consented in writing (which Buyer agrees shall not be unreasonably withheld, conditioned or delayed) or as required by applicable Law or the COVID-19 Actions, Parent shall not, and shall cause the other Allscripts Companies not to, do any of the following (solely with respect to the Hospital & Large Physician Practice Business or to the extent the Hospital & Large Physician Practice Business is affected):

(a)(i) other than pursuant to Contracts existing as of the date hereof or the sale of inventory in the Ordinary Course of Business, transfer, lease or dispose of, any material property or assets that would otherwise constitute Purchased Assets, (ii) mortgage or encumber, or subject to any Lien (other than Permitted Liens), any property or assets that would constitute Purchased Assets, or (iii) other than any intercompany debt, cancel any debts owed to or claims held by the Allscripts Companies with respect to the Hospital & Large Physician Practice Business;

(b)(i) enter into, or materially amend, modify or supplement outside the Ordinary Course of Business, any Material Contract or Contract entered into after the date hereof that would have been a Material Contract if entered into as of the date hereof, or (ii) terminate (other than any termination pursuant to the expiration of the term thereof) any Material Contract or Contracts entered into after the date hereof that would have been a Material Contract if entered into as of the date hereof;

(c)other than as required by applicable Law or an Employee Plan as in effect on the date hereof and disclosed to Buyer or as contemplated by Section 7.11(e), (i) grant, announce or accelerate the vesting or payment of any compensatory equity award or increase any severance or termination pay (or amend any existing severance pay or termination arrangement) for the benefit of any of the Business Employees, (ii) establish, adopt, enter into or materially amend any Employee Plan or any service, consulting, deferred compensation or other similar agreement (or any agreement which, if in existence as of the date hereof, would constitute an Employee Plan), (iii) increase compensation or bonus opportunity payable or to become payable or benefits provided under an Employee Plan or otherwise, in each case except for increases in the Ordinary Course of Business with respect to any Business Employees with annual base salary of less than $200,000, (iv) establish, adopt, amend or terminate any collective bargaining agreement or Employee Plan (other than general changes to the Employee Plans made during the open enrollment process in the Ordinary Course of Business), or (v) hire any new employees, unless such hiring is in the Ordinary Course of Business and is with respect to Business Employees having an annual base salary and incentive compensation opportunity not to exceed $200,000;

(d)make any change to the Hospital & Large Physician Practice Business’ accounting methods, principles or practices, except as may be required by GAAP or changes in Law;

(e) (i) initiate any Action or (ii) enter into any settlements or compromises of any Actions, other than any such settlement or compromise that solely involves the payment of monetary damages not in excess of $500,000 individually or $2,500,000 in the aggregate;

(f)make any capital expenditures in an amount greater than $250,000 individually or $500,000 in the aggregate that would be payable by an Acquired Company following the Closing;

(g)(i) make (except to the extent required by applicable Law or in the Ordinary Course of Business) or change any material Tax election, (ii) adopt or change any Tax accounting period or any material Tax accounting method, principles, or practices (except to the extent required by applicable Law), (iii) agree to any extension or waiver of the statute of limitations relating to any material amount of Taxes, (iv) amend any material Tax Return, (v) enter into any closing agreement, (vi) take any action to surrender any right to claim a material Tax refund, offset, or other reduction in liability (excluding any right that expired at the end of the applicable statute of limitations as a result of the passage of time), (vii) settle or compromise any Action relating to income or other material Taxes, or (viii) fail to pay any income or other material Tax (including any estimated Tax) that becomes due and payable, in each case, solely with respect to an Acquired Company;

(h)make any amendment to any Acquired Company’s Organizational Documents;

(i)issue, redeem or sell any Equity Interests or options, warrants, calls, subscriptions or other rights to purchase or redeem any Equity Interests of any Acquired Company, or issue or declare any non-cash dividends or distributions with respect thereto, or split, combine or subdivide the Equity Interests of any Acquired Company;

(j)with respect to any Acquired Company, acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all of the assets or otherwise acquire any assets or business of, or acquire any Equity Interests in, or make any loans, advances or capital contributions to, or investment in, any Person;

(k)with respect to any Acquired Company, incur or guarantee any Indebtedness, or issue any debt securities, other than any Indebtedness incurred solely between an Acquired Company and any of its wholly-owned Subsidiaries or between any of such wholly-owned Subsidiaries;

(l)effectuate a “plant closing” or “mass layoff” (as those terms are defined under the WARN Act) affecting any site of employment or facility of the Hospital & Large Physician Practice Business;

(m)adopt a plan of complete or partial liquidation or dissolution;

(n)except as contemplated by Section 7.11(e), engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Acquired Companies or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404;

(o)apply for or receive any relief under any applicable Law or governmental program designed to provide relief related to COVID-19 if such program would limit operations of the business, or create any other obligation or liability, of the Acquired Companies or any of its Subsidiaries following the Closing;

(p)sell, assign, transfer, license, abandon, permit to lapse or otherwise dispose of or subject to any Lien (other than Permitted Liens), any Transferred Business Intellectual Property (other than non-exclusive licenses of Intellectual Property granted by the Acquired Companies in the Ordinary Course of Business to customers); or

(q)agree to take any of the actions described in the foregoing sub-clauses of this Section 7.1.

7.2Reasonable Access; Confidentiality.

(a)From the date hereof until the Closing Date or the earlier termination of this Agreement in accordance with Article IX, and subject to applicable Law, the Allscripts Companies shall give Buyer, its Affiliates, its financing sources, its insurance underwriters and their respective representatives, upon reasonable prior written notice to Parent, reasonable access, during normal business hours, to the officers, employees, agents, assets, properties, books, records and agreements of the Allscripts Companies related to the Hospital & Large Physician Practice Business.  Buyer hereby acknowledges and agrees that any investigation pursuant to this Section 7.2(a) shall be conducted in such a manner as not to interfere unreasonably with the operations of the Allscripts Companies.

(b)From the date hereof until the Closing Date or the earlier termination of this Agreement in accordance with Article IX, except as contemplated hereby, Buyer shall not, without the prior written consent of Parent, contact, in any manner, any customers, suppliers, vendors or employees of the Hospital & Large Physician Practice Business with respect to any matters relating to this Agreement or the transactions contemplated hereby.

(c)Any information provided to or obtained by Buyer pursuant to Section 7.2(a) and Section 7.2(b) above will be subject to that certain Mutual Nondisclosure Agreement, dated as of February 18, 2021, between Allscripts Healthcare (on behalf of the Allscripts Companies) and N. Harris Computer Corporation (the “Confidentiality Agreement”), and must be held by Buyer in accordance with and be subject to the terms of the Confidentiality Agreement.

(d)Buyer shall be bound by and comply with the provisions set forth in the Confidentiality Agreement as if such provisions were set forth herein, and such provisions are hereby incorporated herein by reference; provided that, the Confidentiality Agreement shall terminate and be of no further force or effect upon consummation of the Closing.

7.3Publicity.  No Party or any of their Affiliates or representatives will issue any press release or otherwise make any public statements with respect to the subject matter of this Agreement or the transactions contemplated hereby without the prior written consent (not to be unreasonably withheld, conditioned or delayed) of (a) with respect to such releases or statements by Buyer, Parent or (b) with respect to such releases or statements by the Allscripts Companies, Buyer, except as such release or statement may be required by applicable Law, including the rules or regulations of the U.S. Securities and Exchange Commission (the “SEC”) or any U.S. or non-U.S. securities exchange, in which case Parent or Buyer will use their commercially reasonable efforts to allow the other Party reasonable time to comment on such release or statement in advance of such issuance and will consider in good faith the advice of such other Party with respect thereto.  Each Party further acknowledges and agrees that each Party may disclose the terms and existence of this Agreement (i) to comply with any disclosure obligations required by the SEC or otherwise required under applicable Law or (ii) in any public announcement or other public communication that is consistent with information disclosed in any other public statement or other public communication that was previously made or issued in compliance with the terms of this Section 7.3.  Notwithstanding the foregoing, each Party will be allowed to disclose the terms of this Agreement and the transactions contemplated hereby to authorized representatives (including auditors and attorneys) and employees of such Person that reasonably need to know such information.

7.4Commercially Reasonable Efforts; Cooperation.  Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties agrees to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement and to obtain satisfaction or waiver of the conditions precedent to the consummation of the transactions contemplated hereby, including (a) obtaining all of the Consents and the making of all filings and the taking of all steps as may be necessary to obtain a Consent from, or to avoid an Action by, any Governmental Authority, (b) obtaining the necessary Consents from third parties, and (c) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement.  The “commercially reasonable efforts” of Parent and Buyer shall not require any Allscripts

Company, Buyer, or any of their Affiliates, to pay any material amounts to third parties to obtain such Consent or to remedy any breach of any representation or warranty hereunder, to commence any litigation or arbitration proceeding, to offer or grant or otherwise provide any accommodation (financial or otherwise) to any Person or, with respect to the Allscripts Companies, to provide financing to Buyer for the completion of the transactions contemplated hereunder.  Notwithstanding anything herein to the contrary, Section 7.6 shall control with respect to the matters set forth therein (including all HSR Act and other Antitrust Law matters), and to the extent there is any conflict between this Section 7.4 and Section 7.6, Section 7.6 shall control in all respects.

7.5Restrictive Covenants.

(a)From the Closing until the three-year anniversary of the Closing Date (the “Restricted Period”), Parent will not, and Parent shall cause its Subsidiaries not to, solicit, recruit, encourage or induce or attempt to solicit, recruit, encourage or induce any of the Persons set forth on Schedule 7.5(a) (collectively, the “Senior Individuals”) to leave the service of Buyer.  During the Restricted Period, Parent will not, and Parent shall cause its Subsidiaries not to, hire, employ, engage or attempt to hire, employ or engage any of the Senior Individuals (whether as an employee, consultant, agent, independent contractor or otherwise).

(i)From the Closing until the two-year anniversary of the Closing Date, Parent will not, and Parent shall cause its Subsidiaries not to, solicit, recruit, encourage or induce or attempt to solicit, recruit, encourage or induce any of the Business Employees to leave the service of Buyer or any of its Affiliates, including from Closing, the Acquired Companies. During such two-year period, Parent will not, and Parent shall cause its Subsidiaries not to, hire, employ, engage or attempt to hire, employ or engage any Business Employee (whether as an employee, consultant, agent, independent contractor or otherwise).

(ii)From the Closing until the two-year anniversary of the Closing Date, Buyer will not, and Buyer shall cause Harris Healthcare Holdings Inc. (“Harris Holdings”) and its Subsidiaries not to, solicit, recruit, encourage or induce or attempt to solicit, recruit, encourage or induce any employee of Parent or its Subsidiaries to leave the service of Parent or such Subsidiary.  During such two-year period, Buyer will not, and Buyer shall cause Harris Holdings and its Subsidiaries not to, hire, employ, engage or attempt to hire, employ or engage any employee of Parent or its Subsidiaries (whether as an employee, consultant, agent, independent contractor or otherwise).

(b)During the Restricted Period, Parent will not, and Parent shall cause its Subsidiaries not to, directly or indirectly, own an interest in, manage, control, undertake, participate in, carry on or in any manner whatsoever be engaged in, or in any other manner advise or knowingly assist any other Person in connection with the operation of, any Competing Business anywhere in the world.  “Competing Business” means any business or business activity that is competitive with the Hospital & Large Physician Practice Business; provided, however, in no event shall “Competing Business” include the provision by the Allscripts Companies or any of their respective Affiliates of the software solutions set forth on Schedule 7.5(b)(ii).

(c)Notwithstanding anything in Sections 7.5(a) and (b), Parent and its respective Affiliates and Subsidiaries shall not be prohibited from or restricted in any way with respect to: (i) advertising job openings by use of third party recruiters, newspapers, magazines, the Internet, social media or any other media, so long as such efforts are not specifically directed at any Senior Individual or Business Employee, or result in the hiring of any such Senior Individual or Business Employee in violation of the terms of Section 7.5(a); (ii) hiring or soliciting any Senior Individual or Business Employee who has been terminated by, or has terminated employment with, Buyer or any Affiliate thereof for a period of at least six (6) months prior to the date of solicitation or hire, so long as there was no solicitation by Parent or its respective Affiliates or Subsidiaries prior thereto; (iii) continuing to engage in any business described on Schedule 7.5(b)(ii); (iv) integrating any products, services or solutions of any Competing Business with or into any products, services or solutions of Parent or its respective Affiliates or Subsidiaries that do not otherwise constitute a breach of Section 7.5(b), and any remote hosting thereof; (v) holding not more than ten percent (10%) of the outstanding voting securities of any company (whether public or private) that is primarily engaged in a Competing Business; (vi) acquiring, and following such acquisition, actively engaging in any business that has a subsidiary, division, group, franchise or segment that is engaged in any Competing Business, so long as for the most recent fiscal year ending prior to the date of such acquisition, the revenues derived from the Competing Business were less than ten percent (10%) of the total consolidated revenues of the acquired business; or (vii) fulfilling their respective obligations under this Agreement or any other Seller Document.  Notwithstanding anything in Section 7.5(a), Buyer and its Affiliates shall not be prohibited from or restricted in any way with respect to (A) advertising job openings by use of third party recruiters, newspapers, magazines, the Internet, social media or any other media, so long as such efforts (x) are not specifically directed at any employee of Parent or its Affiliates, or (B) result in the hiring of any employee of Parent or its Affiliates in violation of the terms of Section 7.5(a)(ii), or (B) hiring or soliciting any employee of Parent or its Affiliates who has been terminated by, or has terminated employment with, Parent or any Affiliate thereof for a period of at least six (6) months prior to the date of solicitation or hire, so long as there was no solicitation by Buyer or its respective Affiliates or Subsidiaries prior thereto.

(d)During the Restricted Period, Parent will not, and Parent shall cause its Subsidiaries not to, and neither Parent nor its Subsidiaries will partner with a third party to: (i) solicit or sell any products or services which are competitive with products or services of the Hospital & Large Physician Practice Business to any Person which is a customer of the Hospital & Large Physician Practice Business as of the Closing Date; (ii) divert or attempt to divert any Person which is a customer or vendor of the Hospital & Large Physician Practice Business as of the Closing Date; nor (iii) induce or convince vendors or customers of the Hospital & Large Physician Practice Business as of the Closing Date to reduce business with the Hospital & Large Physician Practice Business.

(e)Each of the Seller Companies shall, and shall cause their Affiliates to treat as confidential and shall safeguard any and all Business Confidential Information by using the same degree of care, but no less than a reasonable standard of care, to prevent any use, dissemination or disclosure of such Business Confidential Information by any Person for any purpose (except as otherwise required hereunder or under the TSA); provided that, the foregoing restriction shall not prohibit any disclosure (i) required by Law or any listing agreement with any national securities exchange so long as, to the extent legally permissible and reasonably practicable under the circumstances, Parent provides Buyer with reasonable prior notice of such disclosure or (ii) necessary to be made in connection with the enforcement of any right or remedy relating to this Agreement or any of the Ancillary Agreements or the transactions contemplated hereby or thereby.

(f)Parent acknowledges that its obligations under this Section 7.5 are reasonable in the context of the nature of the Hospital & Large Physician Practice Business and the competitive injuries likely to be sustained by Buyer if Parent or any of its Subsidiaries were to violate such obligations. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 7.5 is invalid or unenforceable, the Parties agree that it is their intention that the court making the determination of invalidity or unenforceability will reduce the scope, duration or area of the term or provision, delete specific words or phrases or replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

7.6Antitrust and Other Closing Matters.

(a)Each of Parent and Buyer agrees to file all appropriate notifications and filings pursuant to the HSR Act or any other applicable Antitrust Law with respect to the transactions contemplated by this Agreement in the most expeditious manner practicable, but in any event to submit the notification and report form required to be filed under the HSR Act within ten (10) Business Days after the date hereof and to respond promptly to any request for additional information and documentary material that may be issued to such Party by the relevant Governmental Authorities in connection with the HSR Act or any other applicable Antitrust Law.  No Party shall take any action or step to extend, delay, or prevent the expiration or termination of any applicable waiting period under the HSR Act or other Antitrust Law without the express advance written consent of the other Parties.  Notwithstanding any provision herein to the contrary, Buyer and Parent each agree to use commercially reasonable efforts to take, and to cause its Affiliates to take, any and all steps reasonably necessary to avoid or eliminate as soon as possible each and every impediment under the HSR Act or any other applicable Antitrust Law that may be asserted by any United States or foreign antitrust Governmental Authority or any other party so as to enable the Parties to expeditiously consummate the transactions contemplated by this Agreement, including using commercially reasonable efforts to respond to any second request from any United States or foreign antitrust Governmental Authority.  Buyer and Parent shall each pay 50% of the filing fees associated with all filings under the HSR Act and any other applicable Antitrust Law.  Each of the Parties agrees not to participate in any substantive meeting or discussion, either in person or by telephone, with any United States or foreign antitrust Governmental Authority in connection with the transactions contemplated by this Agreement unless it consults with the other Parties in advance, if at all possible, and, to the extent not prohibited by such antitrust Governmental Authority, gives the other Party the opportunity to attend and participate.  Parent and Buyer will supply each other with (i) in advance of submission and with a reasonable opportunity for review and comment thereon, a draft of any contemplated substantive communication with an antitrust Governmental Authority relating to the transactions contemplated hereby, and (ii) copies of all correspondence, filings or communications with antitrust Governmental Authorities with respect to the transactions contemplated by this Agreement; provided, however, that to extent any of the documents or information are commercially or competitively sensitive, Parent or Buyer, as the case may be, may satisfy its obligations by providing such documents or information to the other Party’s outside antitrust counsel, with the understanding and agreement that such antitrust counsel shall not share such documents and information with its client.

(b)No Party will enter into any transaction, or any contractual arrangement or other agreement, whether oral or written, to effect any transaction (including any merger or acquisition) that could reasonably be expected to make it more difficult, or to increase the time required, to: (i) obtain the expiration or termination of the waiting period under the HSR Act or any other applicable Antitrust Law, (ii) avoid the entry of, or effect the dissolution of, any injunction, temporary restraining order or other order or decree that would materially delay or prevent the consummation of the transactions contemplated by this Agreement or (iii) obtain all authorizations, consents, orders and approvals of Governmental Authorities necessary for the consummation of the transactions contemplated by this Agreement.

7.7Retained Names and Marks.

(a)Buyer agrees and acknowledges that, except as set forth in this Section 7.7, nothing herein grants Buyer or its Affiliates any rights in any registered or unregistered Marks incorporating the word “Allscripts” or any of the words, marks, corporate symbols, acronyms or logos of the Seller Companies and their respective Affiliates (except as included in the Purchased Assets or, other than for the avoidance of doubt the name “Allscripts”, owned by an Acquired Company) or any derivation thereof (collectively, the “Seller Marks”).  Except as set forth in Section 7.7(b), Buyer shall not, and shall cause its Affiliates not to, use the Seller Marks in connection with the Hospital & Large Physician Practice Business or for any other purpose following the Closing.

(b)Effective as of the Closing and until December 31, 2023 (the “Marks Transition Period”), the Seller Companies and their respective Affiliates hereby grant to Buyer and its Affiliates a worldwide, non-exclusive, royalty-free license to use the Seller Marks in connection with the operation of the Hospital & Large Physician Practice Business, including on websites and materials such as signs, purchase orders, invoices, sales orders, labels, letterheads, shipping documents, business cards and product packaging.  Prior to the expiration of the Marks Transition Period, Buyer shall effect the elimination of any use of the Seller Marks in the Hospital & Large Physician Practice Business, including by removing the Seller Marks from the Hospital & Large Physician Practice Business’ respective signage, stationary, purchase orders, invoices, labels, packaging, business cards, equipment, machinery and advertising materials; provided, however, that with respect to paper goods and other similar inventory items, Buyer shall be permitted to use any such amounts of materials existing at the Closing until they are depleted.  All use of the Seller Marks shall be in substantially the same form and manner as used in connection with the operation of the Hospital & Large Physician Practice Business prior to the Closing. All goods and services associated with Buyer’s and its Affiliates’ use of the Seller Marks shall be of the same high quality as the goods and services of the Hospital & Large Physician Practice Business prior to the Closing.  All goodwill arising from or associated with Buyer’s or any of its Affiliates’ use of the Seller Marks shall inure to the benefit of, and be owned by, the applicable Seller Company or Seller Company Affiliate that owns the Seller

Marks.  Prior to the expiration of the Marks Transition Period, Buyer shall cause each Acquired Company that includes the word “Allscripts” in its name to change such Person’s name to no longer include “Allscripts” (or any derivation thereof).

7.8Non-Assignable Assets.

(a)Notwithstanding anything to the contrary in this Agreement, but subject to the provisions of this Section 7.8(a) and Section 7.12, to the extent that the sale, assignment, transfer, conveyance or delivery, or attempted sale, assignment, transfer, conveyance or delivery, to Buyer of any Purchased Asset or Assumed Liability would result in a violation of applicable Law, or would require the Consent of a Person who is not a Party or an Affiliate of a Party (including any Governmental Authority), and such Consent shall not have been obtained prior to the Closing Date (such Purchased Assets and Assumed Liabilities, the “Restricted Items”), this Agreement shall not constitute a sale, assignment, transfer, conveyance or delivery, or an attempted sale, assignment, transfer, conveyance or delivery.  Following the Closing Date, the Seller Companies and Buyer shall use commercially reasonable efforts, and shall cooperate with each other, to obtain any such required Consent or any release, substitution or amendment required with respect to each Restricted Item, including with respect to Non-Assignable Shared Contracts; provided, however, that this Section 7.8(a) shall not be deemed to require the Seller Companies or Buyer to pay any material consideration therefor or institute any Action.  Once such Consent or any release, substitution or amendment is obtained, the applicable Seller Company shall assign, transfer, convey and deliver to Buyer the relevant Restricted Item to which such Consent or any release, substitution or amendment relates for no additional consideration.

(b)To the extent that any Restricted Item cannot be transferred to or assumed by Buyer following the Closing Date pursuant to Section 7.8(a), Parent and Buyer shall use commercially reasonable efforts to enter into such arrangements (such as subleasing, sublicensing or subcontracting, or through the TSA) under which (i) Buyer will obtain the economic rights and benefits and, to the extent permitted under applicable Law, operational equivalent of the transfer of such Restricted Item to Buyer as of the Closing Date; and (ii) Buyer shall assume the obligations, including the economic burden, equivalent to the transfer of such Restricted Item and shall, as agent or subcontractor for the applicable Seller Company, pay, perform and discharge fully the Liabilities of such Seller Company thereunder arising from and after the Closing Date, including completing the work or providing the goods and services contemplated thereunder, and bearing all Taxes with respect thereto or arising therefrom. Buyer shall promptly reimburse the reasonable out of pocket costs and expenses of such Seller Company and their Affiliates related to compliance with this Section 7.8(b).  The applicable Seller Companies shall, at Buyer’s sole expense, hold in trust for and pay to Buyer promptly upon receipt thereof, such Restricted Item and all income, proceeds and other monies received by such Seller Company to the extent related to such Restricted Item in connection with the arrangements under this Section 7.8(b).

7.9Wrong Pockets.

(a)From and after the Closing, if any Seller Company or any of their respective Affiliates receives or collects any funds relating to any Purchased Asset or due to any

Acquired Company, such Seller Company or such Affiliate shall remit such funds to Buyer after its receipt thereof within five (5) Business Days.

(b)From and after the Closing, if Buyer or any of its Affiliates receives or collects any funds that are not a Purchased Asset or are not due to an Acquired Company and are otherwise due to the Seller Companies or any of their Affiliates, Buyer or such Affiliate shall remit such funds to Seller Company within twenty (20) Business Days after its receipt thereof.

(c)If, at any time after the Closing, any asset held by Buyer or its Affiliates is ultimately determined to be an Excluded Asset or Buyer or any of its Affiliates is found to be subject to an Excluded Liability, then, at Parent’s expense, (i) Buyer shall return or transfer and convey (without further consideration) to the appropriate Seller Company or the appropriate Affiliate of the Seller Companies such Excluded Asset or Excluded Liability; (ii) the appropriate Seller Company or its appropriate Affiliate shall assume (without further consideration) such Excluded Liability; and (iii) Parent and Buyer shall, and shall cause their appropriate Affiliates to, execute such documents or instruments of conveyance or assumption and take such further acts as are reasonably necessary or desirable to effect the transfer of such Excluded Asset or Excluded Liability back to the appropriate Seller Company or its appropriate Affiliate, in each case such that each Party is put into the same economic position as if such action had been taken on or prior to the Closing Date.

(d)If, at any time after the Closing, any asset held by a Seller Company or its Affiliates is ultimately determined to be a Purchased Asset or a Seller Company or any of its Affiliates is found to be subject to an Assumed Liability, then, at Buyer’s expense, (i) such Seller Company shall return or transfer and convey (without further consideration) to Buyer or the appropriate Affiliate such Purchased Asset or Assumed Liability; (ii) Buyer or its appropriate Affiliate shall assume (without further consideration) such Assumed Liability; and (iii) Parent and Buyer shall, and shall cause their appropriate Affiliates to, execute such documents or instruments of conveyance or assumption and take such further acts as are reasonably necessary or desirable to effect the transfer of such Purchased Asset or Assumed Liability back to Buyer or its appropriate Affiliate, in each case such that each Party is put into the same economic position as if such action had been taken on or prior to the Closing Date.

7.10Post-Closing Access.

(a)From and after the Closing Date, Buyer shall afford promptly to the Seller Companies and their designees and representatives, reasonable access to the Business Records and the Business Employees to the extent necessary for legitimate and reasonable business purposes of the Seller Companies and their Affiliates, including the Retained Litigation, or otherwise relating to any Seller Document or related to any period ending on or before the Closing Date (at Parent’s sole cost and expense); provided that any such access by the Seller Companies shall be during normal business hours on reasonable notice and shall not otherwise unreasonably interfere with the conduct of the Hospital & Large Physician Practice Business by Buyer.  Unless otherwise consented to in writing by Parent, Buyer shall not, for a period of seven (7) years after the Closing Date, destroy, alter or otherwise dispose of any of the Business Records without first offering to surrender to Parent such Business Records or any portion thereof which Buyer may intend to destroy, alter or otherwise dispose of.

(b)From and after the Closing Date, Parent shall afford, and shall cause the other Asset Seller Companies to afford, promptly to Buyer and its designees and representatives reasonable access to the books and records (including accountants’ work papers) of the Asset Seller Companies to the extent necessary for legitimate and reasonable business purposes of Buyer and its Affiliates to the extent related to the Hospital & Large Physician Practice Business prior to the Closing Date (at Buyer’s sole cost and expense) (the “Retained Records”); provided that any such access by Buyer shall be during normal business hours on reasonable notice and shall not otherwise unreasonably interfere with the conduct of the businesses of the Asset Seller Companies. Unless otherwise consented to in writing by Buyer, Parent shall not, and shall cause the Asset Seller Companies not to, for a period of seven (7) years after the Closing Date, destroy, alter or otherwise dispose of any of the Retained Records without first offering to surrender to Buyer such Retained Records or any portion thereof which such Asset Seller Company may intend to destroy, alter or otherwise dispose of. Buyer will not use any Confidential Information obtained from the Asset Seller Companies or any of their Affiliates pursuant to this Section 7.10(b) or disclose any of such Confidential Information to any Person, without the prior written consent of the Asset Seller Companies. The obligations of Buyer with respect to such Confidential Information will survive for two (2) years from the date of disclosure of such Confidential Information to Buyer pursuant to this Section 7.10(b).

(c)Each Party may restrict the foregoing access to the extent that (i) applicable Law requires such Party or any of its Affiliates to restrict or prohibit such access or the provision of such information, (ii) providing such access or information would breach a confidentiality or other obligation to a third party, or (iii) providing such access or disclosure of any such information would reasonably be expected to result in the loss or waiver of the attorney-client or other applicable privilege or protection.

7.11Employee Matters.

(a)Offers of Employment.  Not later than twenty (20) days prior to the Closing Date, Buyer shall or shall cause an Affiliate of Buyer to make an offer of employment to each Business Employee employed by an Asset Seller Company, other than as set forth on Schedule 7.11(a).  Such offers of employment shall be effective as of, and contingent upon, the Closing and shall be consistent with the requirements of this Section 7.11 and otherwise on terms and conditions not less favorable in the aggregate than those in effect for such Business Employees immediately prior to the Closing.  Business Employees who accept such offer of employment from Buyer or any of its Affiliates shall collectively be referred to as the “Transferring Employees.”  Upon acceptance, such offers of employment for each Transferring Employee will supersede any prior agreements regarding the terms and conditions of employment as in effect prior to the Closing.

(b)Business Employee Compensation.  Buyer agrees that, for a period of one year following the Closing (or, if earlier, until the date of termination of the relevant employee), the Business Employees shall be eligible to receive compensation that is no less favorable in the aggregate to that compensation provided to the Business Employees immediately prior to the date hereof and employee benefits (other than equity or equity-based compensation) that is substantially comparable in the aggregate to employee benefits provided to similarly-situated employees of Buyer.  Buyer shall use commercially reasonable efforts to ensure that any employee benefit plans or programs it maintains or adopts with respect to the Business Employees treat employment with any Asset Seller Company (or an Affiliate thereof) prior to the Closing Date the same as employment with Buyer from and after the Closing Date for purposes of eligibility and vesting (including the satisfaction of any waiting periods under any welfare benefit plans maintained by Buyer (the “Buyer Welfare Plans”)) and, for purposes of any vacation plan or policy it adopts with respect to the Business Employees, benefit accrual, in each case to the same extent that such employment with any Asset Seller Company (or an Affiliate thereof) prior to the Closing Date was recognized for such purpose under the corresponding Employee Plan.  In the plan year in which the Closing occurs, Buyer will use commercially reasonable efforts to ensure that no pre-existing condition limitations, exclusions or waiting periods applicable with respect to medical benefits under the Buyer Welfare Plans will apply to Business Employees to the extent that such limitations, exclusions or waiting periods did not apply to or had been satisfied by such Business Employee under the corresponding Employee Plan providing medical benefits as of the Closing Date.  The Buyer Welfare Plans that are medical benefit plans in which a Business Employee participates after the Closing Date will use commercially reasonable efforts to recognize, for purposes of satisfying any deductible, co-pays and out-of-pocket maximums during the plan year in which the Closing Date occurs, any payment made by such Business Employee in such plan year prior to the Closing Date toward deductibles, co-pays and out-of-pocket maximums in any corresponding Employee Plan.  Buyer shall and shall cause its Affiliates to provide, honor and recognize all accrued but unused vacation with respect to the Business Employees as of the Closing Date, and to provide in each Business Employee’s offer of employment the option to rollover such accrued but unused vacation.  Subject to the review and discretion of the plan administrator of Buyer’s 401(k) plan, Buyer shall take any and all action necessary to ensure that Buyer’s 401(k) plan shall accept “direct rollovers” (within the meaning of Section 401(a)(31) of the Code) of distributions from the corresponding Employee Plans, if such rollovers are elected by any Business Employee.

(c)WARN Matters.  For ninety (90) days after the Closing Date, Buyer shall retain the Business Employees to the extent necessary to avoid subjecting any Seller Company to the provisions of the WARN Act or its state law equivalent, if any.

(d)No Guaranteed Employment.  Except as set forth in Section 7.11(c), nothing in this Section 7.11, whether express or implied, shall: (i) confer upon any Business Employee or other Person any rights or remedies, including any right to employment or continued employment for any period or any terms or conditions of employment, or any third-party beneficiary rights hereunder; (ii) be interpreted to prevent or restrict Buyer or its Affiliates from modifying or terminating the employment or terms of employment of any Business Employee, including the amendment or termination of any benefit or compensation plan, program, policy, Contract, agreement or arrangement, after the Closing; or (iii) be treated as an establishment or an amendment or other modification of any Employee Plan or other compensation or benefit plan, program, policy, Contract, agreement or arrangement.

(e)Retention Plan.  Following the date hereof, Buyer hereby agrees to adopt and institute a retention bonus plan (the “Retention Plan”), in a form and substance reasonably satisfactory to Parent, for the benefit of certain Business Employees to be determined by Parent and Buyer (the “Eligible Employees”).  The Retention Plan shall establish a bonus pool in an aggregate amount set forth on Schedule 7.11(e), which such amount will be payable in bonuses

(collectively, the “Retention Bonuses”) to the Eligible Employees based on allocations to each Eligible Employee to be determined by Parent and Buyer prior to Closing.  The Retention Plan will provide that receipt of a Retention Bonus by an Eligible Employee will be dependent on such Eligible Employee, among other requirements, will remain continuously employed by Buyer, an Acquired Company or one of their respective Affiliates from the Closing Date through December 31, 2023 (or such later date, as mutually agreed in writing by Buyer and Parent with respect to individual Eligible Employees).  With respect to any Retention Bonuses actually paid by Buyer to Eligible Employees pursuant to the Retention Plan, Parent hereby agrees to reimburse to Buyer, within twenty (20) days following receipt by Parent of evidence of payment by Buyer of all earned Retention Bonuses, an amount equal to one-half (1/2) of the aggregate amount of such payments; provided, however, that Buyer shall be solely responsible for any applicable employer portion of any payroll taxes related to the Retention Bonuses.

7.12Shared Contracts.

(a)To the extent any of the Shared Contracts may be split and assigned in part to Buyer or replicated for the benefit of Buyer pursuant to its terms, without the consent of the counterparty thereto or other conditions, including the payment of a transfer or other fee (the “Assignable Shared Contracts”), each such Assignable Shared Contract shall thereafter be deemed (to the extent of the split or replication with respect to the portion of such Assignable Shared Contract that relates to the Hospital & Large Physician Practice Business) to be an Assigned Contract hereunder and the applicable Seller Company shall split and partially assign (or cause to be split and partially assigned) to Buyer, or have or cause to be replicated, for the benefit of Buyer as of the Closing Date such Contract in accordance with its terms.

(b)Schedule 7.12(b) sets forth a list of each Non-Assignable Shared Contract.  As used herein, “Non-Assignable Shared Contracts” means each Shared Contract that (x) is not an Assignable Shared Contract and (y) the counterparty to such Shared Contract is a Significant Customer or Significant Vendor.  Within twenty (20) days after the date hereof, Buyer shall provide Parent with a list of each Non-Assignable Shared Contract, if any, for which Buyer requests that Parent seek such counterparty’s permission to split and partially assign (or replicate) such Non-Assignable Shared Contract (the “Designated Non-Assignable Shared Contracts”).  Each Party shall use commercially reasonable efforts to cause the counterparty to each such Designated Non-Assignable Shared Contract to consent to the split and partial assignment or replication of such Designated Non-Assignable Shared Contract to Buyer (with respect to the portion of such Designated Non-Assignable Shared Contract that relates to the Hospital & Large Physician Practice Business), or to otherwise enter into a new Contract with Buyer on substantially the same terms as exist under the applicable Shared Contract as of the Closing Date. Each such Designated Non-Assignable Shared Contract for which the Parties have received consent to the split and partial assignment or replication shall thereafter be deemed (to the extent of the split or replication with respect to the portion of such Designated Non-Assignable Shared Contract that relates to the Hospital & Large Physician Practice Business) to be an Assigned Contract hereunder and the applicable Seller Company shall split and partially assign (or cause to be split and partially assigned) to Buyer, or have or cause to be replicated, as of the Closing Date such Contract in accordance with its terms. Notwithstanding the foregoing, the Seller Companies and their Affiliates shall not be required to split and partially assign to Buyer or have replicated any of the Non-Assignable Shared Contracts for which consent has not been obtained; provided such portion of the Non-Assignable Shared Contract related to the Hospital & Large Physician Practice Business is treated as a Restricted Item under Section 7.8.  To the extent any counterparty under a Non-Assignable Shared Contract requires the payment of a transfer or other fee for the split and partial assignment or replication of such Shared Contract, Parent and Buyer shall each pay one half of any such fee that is reasonably required.

(c)As to any Non-Assignable Shared Contract for which the Parties have not received consent, the Parties agree to cooperate in good faith to take such actions as are reasonably necessary to avoid any breach or violation by a Party as a result of any failure to obtain any required consent. Until any such consent or new Contract is obtained, such Non-Assignable Shared Contract shall be subject to Section 7.8(b). If and when such consents or approvals are obtained or such other required actions have been taken, the split and partial assignment, or replication, of such Non-Assignable Shared Contract will be effected in accordance with Section 7.12(b).

7.13[Reserved].

7.14No Solicitation; Other Offers.

(a)General Prohibitions. From the date hereof until the earlier to occur of the termination of this Agreement pursuant to Section 9.1 or the Closing, Parent shall not, and shall cause the other Allscripts Companies and its and their respective directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) not to, (i) solicit, initiate or knowingly take any action to facilitate or encourage, directly or indirectly, the submission of any offer or proposal from an independent third party related to a Competing Transaction (an “Acquisition Proposal”), (ii) enter into or participate in any discussions or negotiations with, furnish any non-public information relating to the Hospital & Large Physician Practice Business or afford access to the business, properties, assets, books or records of the Hospital & Large Physician Practice Business to any independent third party in furtherance of any expression of interest, proposal or offer that constitutes or could reasonably be expected to result in an Acquisition Proposal, or (iii) enter into any agreement in principle, merger agreement, acquisition agreement, option agreement or other similar instrument relating to a Competing Transaction.

(b)Required Notices.  At any time until the Closing, Parent shall notify Buyer in writing promptly (but in no event later than two (2) Business Days) after receipt by any of the Allscripts Companies (or, to Seller’s Knowledge, any of its respective Representatives) of (A) any Acquisition Proposal, (B) any request for non-public information relating to the Hospital & Large Physician Practice Business or for access to the business, properties, assets, books or records of the Hospital & Large Physician Practice Business by any independent third party that could reasonably be expected to make, or has made an Acquisition Proposal or (C) any discussions or negotiations that are sought to be initiated or continued with the Allscripts Companies or any of their respective Representatives from any Person (other than Buyer) with respect to any Acquisition Proposal or proposal that could reasonably be expected to result in an Acquisition Proposal, including in such notification a copy (if in writing) of documents or written summary of material terms (if oral) relating to such expression of interest, proposal, offer or request for information, and the identity of the Person from which such expression of interest, proposal, offer or request for information was received.  Thereafter, Parent shall keep Buyer reasonably informed, on a prompt basis (and in any event within two (2) Business Days), of the status of and material developments relating to any such Acquisition Proposal, or such proposal that could reasonably be expected to result in an Acquisition Proposal (including any copies (if in writing) of documents or written summaries of material terms (if oral) of any proposed agreements and amendments or modifications thereto, and a copy of any other documents provided by the relevant counterparty relating thereto), and the status of any discussions or negotiations regarding any such Acquisition Proposal, or such proposal that could reasonably be expected to result in an Acquisition Proposal, and in the case of any material modification to the terms of any such Acquisition Proposal, or such proposal that could reasonably be expected to result in an Acquisition Proposal, Parent shall notify Buyer of such material modification within one (1) Business Day of the Allscripts Companies’ or any of their respective Representatives’ knowledge of any such material modification.

(c)Application of this Provision to Representatives.  Any violation or non-performance of the restrictions on the Allscripts Companies set forth in this Section 7.14 by any Representative of the Allscripts Companies shall be a breach of this Section 7.14 by Parent.

(d)Obligation to Terminate Discussions.  On the date hereof, Parent (i) shall, and shall cause the other Allscripts Companies and its and their respective directors, officers, employees and their other Representatives to, cease immediately and cause to be terminated any and all existing activities, communications, discussions or negotiations, if any, with any independent third party and its Representatives conducted prior to the date hereof with respect to any Acquisition Proposal, and to cease providing any further information with respect to the Hospital & Large Physician Practice Business or any such Acquisition Proposal to any such independent third party, (ii) shall promptly request that all copies of all confidential information that Parent, any of the other Allscripts Companies or any of its or their Representatives have distributed or made available to any such independent third party in connection with their consideration of any Acquisition Proposal (and all analyses and other materials prepared by or on behalf of such independent third party that contains, reflects or analyzes that information) be promptly destroyed or returned to the extent required by any confidentiality or similar agreement with such independent third party, and (iii) cause any physical or virtual data room to no longer be accessible to or by any such independent third party.

7.15License Grants; Covenant Not to Sue.

(a)Patent License to Buyer.  Parent, on behalf of itself and its Affiliates, hereby grants to Buyer and its Affiliates a perpetual, irrevocable, worldwide, royalty-free and fully paid-up license under all Parent Covered Patents (including the rights to use, practice, reproduce, perform, display, distribute, create derivative works of, make, have made, sell, offer for sale, import, export and otherwise exploit) solely with respect to developing, providing and marketing products and services to hospital franchises and large ambulatory franchises. “Parent Covered Patents” means all issued patents and pending patent applications owned by Parent or any of its current Affiliates on the Closing Date and all divisionals, continuations, continuations in part, reissues, reexaminations, extensions or foreign counterparts of any of such patents and patent applications (but excluding all claims of any of the foregoing to the extent such claims are not entitled to claim priority to any of the issued patents and patent applications owned by Parent or any of its current Affiliates on the Closing Date).

(b)Harris Divestiture. Buyer and its Affiliates may sublicense their rights under Section 7.15(a) only to (i) contractors and consultants, solely on behalf of and at the direction of Buyer and its Affiliates, and solely as necessary for such contractors and consultants to perform services for Buyer and its Affiliates in connection with the Hospital & Large Physician Practice Business and (ii) in the event that any third party (a “Harris Business Acquiring Party”) acquires from Buyer or any of its Affiliates (a “Harris Divesting Party”), whether by a stock sale, an asset sale, or a merger or consolidation (each, a “Harris Divestiture”), a business (e.g., a Subsidiary of Buyer containing a business or product line) which develops, provides or markets products and services to hospital franchises and large ambulatory franchises or the entire business of a Harris Divesting Party with respect to developing, providing or marketing products and services to hospital franchises and large ambulatory franchises, in connection with any Harris Divestiture, then such Harris Divesting Party shall have the right to grant a sublicense to such Harris Business Acquiring Party solely with respect to developing, providing and marketing products and services to hospital franchises and large ambulatory franchises; in each case provided that (A) the sublicensee agrees in writing to confidentiality undertakings that are at least as protective of the Common Components as, and no less restrictive than, the confidentiality obligations under Article 4 (Confidentiality) of the TSA and (B) any Harris Business Acquiring Party agrees in writing to be bound by the terms of Sections 7.15(a) and (b) and that Parent is a third party beneficiary to the terms of Sections 7.15(a) and (b) as agreed by such Harris Business Acquiring Party. Buyer shall be responsible and liable for compliance with, and any breach of, Section 7.15(a) by its Affiliates or any sublicensees under Section 7.15(b)(i). Buyer shall provide notice to Parent as soon as practical after a Harris Divestiture of each sublicense granted under Section 7.15(b)(ii).  It will not be a breach of this Agreement for a Harris Divesting Party to not enforce a sublicense granted under Section 7.15(b)(ii).

(c)Buyer Covenant.  Buyer, on behalf of itself and its Affiliates, covenants not to sue or threaten to sue (or cooperate with, instruct, encourage, aid, or consent to a third party suing or threatening to sue) Parent, its current and future Affiliates, any successors in interest or assigns of Parent or any such Affiliate as described in Section 7.15(d), or any of its or their consultants, contractors, service providers, suppliers, manufacturers, distributors, resellers, value-added resellers, indemnitees, customers, or users, for infringement of any Buyer Covered Patents solely with respect to products and services of, and the operation of, the existing business of the Seller Companies as of the Closing and natural evolutions thereof (excluding evolutions resulting from or using assets acquired by an asset sale, merger, consolidation, equity exchange, reorganization or other comparable transaction that relate to providing or marketing products and services to hospital franchises and large ambulatory franchises) and expressly excluding the business of developing, providing or marketing products and services to hospital franchises and large ambulatory franchises (“Existing Non-Hospital Business”). This covenant will narrow as regards any Affiliate of Parent at the time it is no longer an Affiliate of Parent to infringement of any Buyer Covered Patents solely with respect to those products and services of, and the operation of, the Existing Non-Hospital Business as existing and operated by such Affiliate as of the date such Affiliate is no longer an Affiliate.  “Buyer Covered Patents” means any issued patents and pending patent applications included in the Transferred Business Intellectual

Property and all divisionals, continuations, continuations in part, reissues, reexaminations, extensions or foreign counterparts of any of such patents and patent applications (but excluding all claims of any of the foregoing to the extent such claims are not entitled to claim priority to any of the issued patents and patent applications included in the Transferred Business Intellectual Property).

(d)Assignment. Except as expressly set forth in this Section 7.15(d), neither Party may assign or otherwise transfer, in whole or in part, the license rights or the covenants not to sue granted under this Section 7.15 to any other Person without the other Party’s prior written consent.  Buyer may assign or otherwise transfer the rights and licenses granted to it under Sections 7.15(a), and 7.15(b) without such consent to (i) a successor to all or any portion of the Hospital & Large Physician Practice Business, or (ii) the surviving entity in any merger, consolidation, equity exchange, reorganization or other comparable transaction involving Buyer or any of its Affiliates; in each case provided that such Person or successor agrees in writing to be bound by the terms of this Section 7.15. Buyer shall cause any assignee or transferee of any of the Buyer Covered Patents to agree in writing to be bound by the terms and conditions of this Section 7.15. Parent may assign or otherwise transfer the covenant not to sue granted to it under Section 7.15(c) without such consent to (x) a successor to all or any portion of the Existing Non-Hospital Business or (y) the surviving entity in any merger, consolidation, equity exchange, reorganization or other comparable transaction involving Parent or any of its Affiliates; in each case provided that the covenant will narrow to infringement of any Buyer Covered Patents solely with respect to those products and services of, and the operation of, the Existing Non-Hospital Business as existing and operated by Parent as of the date of the transaction described in (y) or (x) above and such Person or successor agrees in writing to be bound by the terms of this Section 7.15. Parent shall cause any assignee or transferee of any of the Parent Covered Patents to agree in writing to be bound by the terms and conditions of this Section 7.15. The Parties’ rights and obligations under this Section 7.15 shall be binding on, insure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns.  Any assignment in violation of this Section 7.15(d) shall be void.

7.16Certain Additional Covenants.  From and after the date of this Agreement, unless this Agreement is terminated in accordance with Article IX, Parent shall deliver to Buyer as soon as reasonably possible:

(a)evidence satisfactory to the Buyer that the statutory financial statements of Allscripts Healthcare (IT) UK LTD for the year ended 31 December 2020 have been duly filed at UK Companies House and any late filings fee has been paid; and

(b)in respect of Allscripts Healthcare (IT) UK LTD, (i) its statutory registers, (ii) web-filing codes, authentication codes and passwords in relation to UK Companies House and UK HMRC (iii) a letter, in a form acceptable to the Buyer, from Parent that it has ceased to be a registrable person (within the meaning of section 790(c) of the UK Companies Act 2006).

Article VIII
CONDITIONS TO CLOSING

8.1Conditions to Obligations of the Parties.  The respective obligations of Parent and Buyer to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver (if permitted by applicable Law) in writing by the Party entitled to the benefit of such condition at the Closing of the following conditions (it being understood that all conditions to Closing shall be deemed to have been satisfied or waived from and after the Closing):

(a)no Action shall be pending seeking to restrain, delay or prohibit, and none of the Parties shall be subject to any Law or any Order of a court of competent jurisdiction that restrains, delays or prohibits, the consummation of the transactions contemplated by this Agreement (a “Restraint”); and

(b)the filings of Buyer and Parent pursuant to the HSR Act and other applicable Antitrust Laws, if any, shall have been made and the applicable waiting period and any extensions thereof shall have expired or been terminated.

8.2Conditions to Obligations of Parent.  The obligations of Parent to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver (if permitted by applicable Law) in writing by Parent at the Closing of each of the following additional conditions (it being understood that all conditions to Closing shall be deemed to have been satisfied or waived from and after the Closing):

(a)the representations and warranties of Buyer set forth in Article V and Guarantor set forth in Article VI will be true and correct (without giving effect to any materiality, in all material respects, or similar qualifications contained therein) as of the Closing Date as though made on and as of the Closing Date, except (i) to the extent such representations and warranties speak as of an earlier date (which need only be true and correct as of such earlier date), and (ii) where the failure to be so true and correct has not had and would not be likely to result in a material adverse effect on the ability of Buyer to consummate the transactions contemplated hereby;

(b)each of the agreements and covenants of Buyer and Guarantor to be performed and complied with by Buyer or Guarantor pursuant to this Agreement prior to or as of the Closing Date shall have been duly performed and complied with in all material respects; and

(c)Buyer shall have delivered the items set forth in Section 3.3.

8.3Conditions to Obligations of Buyer.  The obligations of Buyer to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver (if permitted by applicable Law) by Buyer at the Closing of each of the following additional conditions (it being understood that all conditions to Closing shall be deemed to have been satisfied or waived from and after the Closing):

(a)(i) the representations and warranties of Parent set forth in Article IV (other than the Fundamental Reps) will be true and correct (without giving effect to any materiality, in all material respects, Material Adverse Effect or similar qualifications contained therein) as of the Closing Date as though made on and as of the Closing Date, except (A) to the extent such representations and warranties speak as of an earlier date (which need only be true and correct as of such earlier date), and (B) where the failure to be so true and correct has not had and would not be reasonably likely to result in a Material Adverse Effect; and (ii) the Fundamental Reps shall be true and correct (without giving effect to any materiality, in all material respects, Material Adverse Effect or similar qualifications contained therein) in all respects, other than for de minimis inaccuracies, as of the Closing Date as though made on and as of the Closing Date;

(b)each of the agreements and covenants of Parent to be performed and complied with by Parent (or any Seller Company or Acquired Company) pursuant to this Agreement prior to or as of the Closing Date shall have been duly performed and complied with in all material respects;

(c)since the date of this Agreement, there shall not have occurred a Material Adverse Effect; and

(d)Parent shall has delivered the items set forth in Section 3.2.

8.4Frustration of Closing Conditions.  No Party may rely on the failure of any condition set forth in Section 8.1, Section 8.2 or Section 8.3, as the case may be, to be satisfied if such failure was primarily caused by such Party’s material breach of its obligations to consummate the transactions contemplated by this Agreement as required by the provisions of this Agreement.

Article IX
TERMINATION OF AGREEMENT

9.1Termination.  Notwithstanding any other provision of this Agreement, this Agreement may be terminated at any time prior to the Closing Date:

(a)by the mutual written consent of Buyer and Parent;

(b)by Buyer or Parent, upon written notice to the other Party, if the Closing has not occurred on or prior to the date that is one hundred eighty (180) days after the date hereof (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(b) is not available to any Party whose breach of its obligations, covenants, representations, or warranties under this Agreement has been the principal cause of the failure of the Closing by such time;

(c)by Buyer or Parent, upon written notice to the other Party, if any Restraint is in effect and has become final and non-appealable; provided, that the Party seeking to terminate this Agreement pursuant to Section 9.1(c) has complied with Section 7.6;

(d)by Buyer, by giving written notice to Parent in the event Parent is in breach of any representation, warranty or covenant contained in this Agreement or if any representation or warranty of Parent contained in this Agreement shall be or shall have become inaccurate, and such breach (i) would cause any of the conditions set forth in Section 8.3(a) or Section 8.3(b) not to be satisfied prior to the Outside Date and (ii) if curable, is not cured within thirty (30) days following delivery by Buyer to Parent of written notice of such breach or inaccuracy;

(e)by Parent, by giving written notice to Buyer in the event Buyer is in breach of any representation, warranty or covenant contained in this Agreement or if any representation or warranty of Buyer contained in this Agreement shall be or shall have become inaccurate, and such breach or inaccuracy (i) would cause the conditions set forth in Section 8.2(a) or Section 8.2(b) not to be satisfied prior to the Outside Date and (ii) if curable, is not cured within thirty (30) days following delivery by Parent to Buyer of written notice of such breach or inaccuracy; or

(f)by Parent, by giving written notice to Buyer in the event Parent intends to enter into a Competing Transaction.

9.2Effect of Termination.  If this Agreement is terminated in accordance with Section 9.1, then (a) this Agreement shall forthwith become void and of no further force or effect (other than Sections 7.2(c) and 7.2(d), Section 7.3, this Section 9.2 and Article XII, which shall each survive the termination of this Agreement and shall be enforceable by the Parties notwithstanding any such termination), and (b) there shall be no Liability on the part of any of the Parties, except as set forth in this Section 9.2 and except for material breaches of this Agreement by such Party prior to the time of such termination that are willful, knowing and intentional breaches by such Party or Fraud based solely on the representations and warranties in Article IV, Article V and Article VI.  Nothing in this Article IX shall be deemed to alter the provisions of Section 12.14 or otherwise impair the right of any Party to compel specific performance by another Party of its obligations under this Agreement in accordance with Section 12.14.  If the transactions contemplated by this Agreement are terminated as provided herein, (x) Buyer shall return all documents and copies and other materials received from or on behalf of Parent relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to Parent, and (y) all such information shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement in accordance with this Article IX.

9.3Termination Payment.

(a)If this Agreement is terminated (x) (i) by Buyer pursuant to Section 9.1(d); (ii) by Buyer pursuant to Section 9.1(b) in the event Buyer could have otherwise terminated the Agreement either pursuant to Section 9.1(d) and/or Parent was or is in breach of its obligations, covenants, representations, or warranties under the Agreement and if it was the principal reason for failure of the Closing to occur by the Outside Date; or (iii) by Parent pursuant to Section 9.1(f) and (y) the Seller Companies enter into a Competing Transaction on or prior to the date that is one (1) year following the date hereof (a “Qualifying Sale”), then within five (5) Business Days entry into such definitive agreement in respect of a Qualifying Sale, Parent will pay (or cause to be paid) to Buyer a fee equal to 6% of the Base Purchase Price (the “Break Fee”) by wire transfer of immediately available funds to an account designated in writing by Buyer.

(b)The Parties acknowledge and hereby agree that the Break Fee, if, as and when required pursuant to this Section 9.3, shall not constitute a penalty but will be liquidated damages, in a reasonable amount that will compensate Buyer under the circumstances for its efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision.

(c)In the event of a Qualifying Sale, collection and payment of the Break Fee shall be the sole and exclusive remedy of Buyer and Affiliates and any other Person against the Allscripts Companies and any of their respective former, current or future representatives, Affiliates, direct or indirect equity holders, incorporators, stockholders, general or limited partners, successors or assignees (collectively, the “Allscripts Related Parties”) for any Losses relating to, arising out of or suffered in connection with this Agreement, any Seller Document, Buyer Document or Guarantor Document and the transactions contemplated hereby and thereby, under any theory of law or equity or in respect of any representations, warranties, covenants or other agreements made or alleged to have been made in connection herewith or therewith, through any Allscripts Company or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of any Allscripts Company or against any other Allscripts Related Party, whether based on contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding or other Action, by virtue of any statute, regulation or other Law, or otherwise.  In the event of a Qualifying Sale, the maximum aggregate liability of the Allscripts Companies and all of the other Allscripts Related Parties, taken as a whole, under this Agreement shall be limited to an amount equal to the amount of the Break Fee.  Upon a Qualifying Sale, Buyer irrevocably and automatically waives the right to seek or receive any equitable remedies or other remedies as set forth in Section 12.14.  The Parties acknowledge and hereby agree that in no event shall Parent be required to pay the Break Fee on more than one occasion.

(d)The Parties acknowledge and hereby agree that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties would not enter into this Agreement.

Article X
REMEDIES

10.1Survival.

(a)The representations and warranties of Parent set forth in this Agreement (including those in Article IV) or in any Certificate shall survive the Closing solely for purposes of this Article X and shall terminate and be of no further force or effect on the date that is set forth below:

(i)six (6) years after the Closing Date with respect to any Fundamental Reps;

(ii)with respect to the Healthcare Compliance Reps, the shorter of (x) the applicable statute of limitations with respect to the underlying subject matter of a Healthcare Compliance Rep or (y) six (6) years after the Closing Date;

(iii)sixty (60) days following the applicable Tax statute of limitations with respect to the underlying subject matter of any Tax Reps;

(iv)three (3) years after Closing with respect to (A) any IP Reps or (B) the representations and warranties of Parent contained in Section 4.9(b); and

(v)fifteen (15) months after the Closing Date with respect to all other representations and warranties of Parent other than those referred to in clauses (i), (ii), (iii) and (iv) above.

(b)The representations and warranties of Buyer and Guarantor contained in this Agreement (including those in Article V and Article VI) or in any Certificate shall survive the Closing solely for purposes of this Article X and shall terminate and be of no further force or effect on the date that is fifteen (15) months after the Closing Date.

(c)All covenants and agreements contained in this Agreement, any Seller Document, or any Buyer Document that require performance prior to or at the Closing shall terminate on the date that is six (6) months following the Closing Date.

(d)All covenants and agreements contained in this Agreement, any Seller Document, or any Buyer Document that require performance after the Closing shall survive the Closing and terminate in accordance with their respective terms or, with respect to any such covenant or agreement which does not specify a term, terminate on the date when performance is completed, and in each case the indemnification obligations of the Parties with respect thereto shall survive for a period of six (6) months thereafter.

(e)If any Indemnitee makes a claim for indemnification under this Article X at any time prior to the applicable Limitation Date, then such claim (and only such claim) and the applicable representations, warranties, covenants and agreements, shall survive the applicable Limitation Date, solely for purposes of resolving such claim, until such time as such claim is fully and finally resolved. “Limitation Date” shall mean, with respect to any representation, warranty or covenant, the date on which such representation, warranty or covenant expires pursuant to this Section 10.1.

(f)The covenants, rights and agreements contained in Section 7.15 of this Agreement will survive the Closing indefinitely.

10.2Indemnification.

(a)Subject to the provisions of this Article X, from and after the Closing and through the applicable Limitation Date, Buyer shall indemnify and hold harmless the Seller Companies and their respective successors and permitted assigns, and the officers, employees, directors, managers, members, partners, equityholders and Affiliates of each Seller Company and each of their representatives (collectively, the “Seller Indemnitees”) from and against any and all losses, liabilities, claims, damages, penalties, fines, judgments, awards, settlements, and reasonable costs, fees and expenses (including reasonable attorneys’ fees) (collectively, “Losses”) based upon, relating to or arising from (i) any breach of or inaccuracy in the representations and warranties of Buyer or Guarantor set forth in this Agreement, including those contained in Article V or Article VI, or any Certificate delivered by Buyer or any Buyer Document, (ii) any breach of or failure to perform the covenants or agreements of Buyer or Guarantor contained in this Agreement (or any Buyer Document that contemplates performance after the Closing Date), and (iii) any Assumed Liability.

(b)Subject to the provisions of this Article X, from and after the Closing and through the applicable Limitation Date, Parent shall indemnify and hold harmless Buyer and its successors and permitted assigns, and the officers, employees, directors, managers, members, partners, equityholders and Affiliates of Buyer (including from Closing, the Acquired Companies) and each of its representatives (collectively, the “Buyer Indemnitees”) from and against any and all Losses based upon, relating to or arising from:

(i)any breach of any representation and warranty of Parent set forth in this Agreement (including those in Article IV) or in any Certificate or any Seller Document;

(ii)any breach of or failure to perform the covenants or agreements of Parent and the Allscripts Companies contained in this Agreement or in any Seller Document that contemplates performance after the Closing Date;

(iii)any Taxes of the Acquired Companies with respect to the Pre-Closing Tax Period;

(iv)any matter set forth in Schedule 4.8;

(v)any Excluded Liability;

(vi)any withholding Taxes payable in connection with the indirect transfer of the ownership of the Equity Interests of Allscripts (India) LLP in connection with the transactions contemplated hereby;

(vii)the matters identified as numbers 11 and 15 set forth in Schedule 4.15 of the Seller Disclosure Schedules; and

(viii)(A) 50% of any Losses arising with respect to the matter identified as number 8 set forth in Schedule 4.15 of the Seller Disclosure Schedules up to $5,000,000 and (B) 100% of any Losses arising with respect to such matter above $5,000,000.

(c)Any amounts payable under this Section 10.2 shall be treated as an adjustment to the Closing Date Consideration for all Tax purposes, unless otherwise required by applicable Tax Law.

10.3Exclusive Remedy.  Each Party acknowledges and agrees that, from and after the Closing, except for actions seeking specific performance or other equitable relief pursuant to Section 12.14 and disputes under Section 2.3 (which disputes will be resolved in accordance with the dispute mechanism set forth in Section 2.3(b)), its sole and exclusive remedy (and the sole and exclusive remedy of the Buyer Indemnitees and the Seller Indemnitees) with respect to any and all rights, claims, proceedings and causes of action it may have against any other party (including any Affiliate of Parent or Buyer) resulting from or relating to the subject matter of this Agreement or any Seller Document and the transactions contemplated hereby and thereby, shall be pursuant to the indemnification provisions set forth in this Article X.  Notwithstanding the foregoing or anything to the contrary herein, nothing in this Agreement shall limit or be construed to limit any Person’s rights or remedies in the event of Fraud.  Notwithstanding anything to the contrary herein, for purposes of this Article X (and solely for purposes of this Article X) “Buyer Documents” and “Seller Documents” shall not include the TSA or the Commercial Agreements, and the indemnification obligations of the Parties with respect to the TSA and the Commercial Agreements shall be set forth therein.

10.4Limitations on Liability.  Notwithstanding anything herein to the contrary, the indemnification rights and obligations provided for in Section 10.2 are subject to the following limitations:

(a)Certain Limitations.

(i)The aggregate amount of Losses for which the Seller Indemnitees’ shall be liable pursuant to Section 10.2(b)(i) shall not exceed:

(A)in the case of Losses based upon, arising out of, with respect to, resulting from or by reason of any inaccuracy in or breach of any representation or warranty referred to in Sections 10.1(a)(i) and (iii), the amount of the Base Purchase Price;

(B)in the case of Losses based upon, arising out of, with respect to, resulting from or by reason of any inaccuracy in or breach of any representation or warranty referred to in Section 10.1(a)(ii) or Section 10.1(a)(iv)(B), an amount equal to 15% of the Base Purchase Price;

(C)in the case of Losses based upon, arising out of, with respect to, resulting from or by reason of any inaccuracy in or breach of any representation or warranty referred to in Section 10.1(a)(iv)(A) or Section 10.1(a)(v), an amount equal to 7.5% of the Base Purchase Price;

(ii)The aggregate amount of Losses for which the Seller Indemnitees’ shall be liable pursuant to Section 10.2(b)(ii), (iii), and (iv) shall not exceed the amount of the Base Purchase Price.

(iii)Parent shall be required to indemnify and hold harmless the Buyer Indemnitees pursuant to Section 10.2(b)(i) only to the extent that the amount of Losses related to each individual claim or series of related claims exceeds an amount equal to 0.75% of the Base Purchase Price (it being understood that such amount shall be a deductible for which Parent shall bear no indemnification responsibility); provided, however, that this Section 10.4(a)(iii) shall not apply with respect of a breach of the Fundamental Reps.

(b)Other Recovery.  If any Losses sustained by an Indemnitee are covered by an insurance policy or an indemnification, contribution or similar obligation of another Person (other than an Affiliate of such Indemnitee), the Indemnitee shall use commercially reasonable efforts to collect such insurance proceeds or indemnity, contribution or similar payments.  The amount of any Losses subject to indemnification under Section 10.2 shall be reduced by the amounts actually recovered by any Indemnitee, as applicable, under applicable insurance policies or an indemnification, contribution or similar obligation of another Person (other than an Affiliate of such Indemnitee) with respect to claims related to such Losses (net of any costs or expenses incurred in connection with the recovery or receipt of such insurance proceeds, including any increases in insurance premiums or retroactive premiums resulting therefrom), and if any Indemnitee receives such insurance proceeds or indemnity, contribution or similar payments after the settlement of any indemnification claim under Section 10.2, as applicable, such Indemnitee shall refund to the Indemnitor that made such indemnification payment the amount of such insurance proceeds (net of any costs or expenses incurred in connection with the recovery or receipt of such insurance proceeds, including any increases in insurance premiums or retroactive premiums resulting therefrom) or indemnity, contribution or similar payments, up to the amount received in connection with such indemnification claim.  It is the intention of the Parties that no insurer or third party shall be entitled to any benefit or right it would not be entitled to receive in the absence of this paragraph.

(c)Tax Benefits.  Without limiting the effect of any other limitations contained in this Article X, for purposes of computing the amount of any and all Losses recoverable under this Article X, there shall be deducted an amount equal to the amount of any Tax Benefit realized by the Indemnitee or any of its Affiliates (in the same year of such Losses) in connection with such Losses or any of the circumstances giving rise thereto.  For purposes hereof, “Tax Benefit” shall mean any actual refund or credit of Taxes to be paid or reduction in the amount of Taxes which otherwise would be owed in the absence of indemnifiable Losses by the Indemnitee or its Affiliates, as applicable, in each case computed at the highest marginal tax rates applicable to the recipient of such benefit.  Notwithstanding the foregoing, Buyer shall apply any Tax deductions available to dbMotion Ltd. as a result of any net operating losses arising from or related to the ITA Matter (as defined in Schedule 4.8) in computing any Losses indemnifiable pursuant to Section 10.2(b)(iv).

(d)Damage Exclusions.  Notwithstanding anything to the contrary contained in this Agreement or provided for under any applicable Law, no Party shall be liable to any other Person hereunder for, either in contract or in tort, and Losses shall not include, any exemplary or punitive damages of such other Person.

(e)Double Recovery.  No Buyer Indemnitees shall be entitled to recover damages or obtain payment, reimbursement, restitution or indemnity more than once in respect of any one Loss or related group of Losses, including to the extent that any Buyer Indemnitee has been compensated therefor pursuant to Section 2.3 or otherwise.

(f)Mitigation.  Each Indemnitee shall use commercially reasonable efforts (determined without regard to any indemnification rights of such Person hereunder (i.e., as if such Person had no such rights hereunder)) to mitigate any Loss for which such Indemnitee seeks indemnification, in each case solely to the extent required by Law.  Each Indemnitee shall, and shall cause its Affiliates to, use commercially reasonable efforts to pursue any and all rights or benefits (including rights to be indemnified and held harmless or rights to be reimbursed for, or to share, certain costs, expenses or Taxes) with respect to any matter that is indemnifiable pursuant to Section 10.2, in each case solely to the extent required by Law.

10.5Notice and Determination of Claims.  If any Indemnitee believes that it has sustained or incurred any Losses that are indemnifiable under this Article X (a “Claim”), such Indemnitee shall so notify the Indemnitor promptly in writing specifying the basis hereunder upon which the Indemnitee’s claim for indemnification is asserted and the facts and circumstances concerning such Claim, describing such Losses, the amount thereof, or a good faith estimate of the amount, and the method of computation of such Losses, all with reasonable particularity, in each case to the extent known (the “Claim Notice”).  After the giving of any Claim Notice pursuant hereto, the amount of indemnification to which an Indemnitee shall be entitled under this Article X shall be determined: (a) by the written agreement between the Parties; (b) by a final judgment or decree of any court of competent jurisdiction; or (c) by any other means to which the Parties shall agree in writing.  The judgment or decree of a court shall be deemed final when the time for appeal, if any, shall have expired and no appeal shall have been taken or when all appeals taken shall have been finally determined.  The Indemnitee shall have the burden of proof in establishing the amount of Losses suffered by such Indemnitee.  A failure by an Indemnitee to give timely, complete or accurate notice as provided in this Section 10.5 or in Section 10.6 will not affect the rights or obligations of any Party except and only to the extent that the Party entitled to receive such notice was materially damaged or prejudiced as a result of such failure to give timely notice vis-à-vis its rights and obligations hereunder or otherwise.

10.6Third Party Claims.

(a)Promptly following the receipt of notice of a Claim by a third party against a Buyer Indemnitee or Seller Indemnitee (a “Third Party Claim”), the Party receiving the notice of the Third Party Claim shall provide the other Parties with a Claim Notice with respect to such Third Party Claim.  Subject to receiving a confidentiality undertaking from the Indemnitor and any redactions that the Indemnitee determines are advisable for purposes of maintaining privilege, such Claim Notice shall be accompanied by copies of all documents and information relevant to the Third Party Claim and in the Indemnitee’s possession.

(b)Subject to Section 10.6(c) and Section 10.6(d), the Indemnitor shall have the option to conduct and control, through counsel of its choosing, the defense, compromise and settlement of any Third Party Claim as to which indemnification is sought by any Indemnitee from any Indemnitor hereunder.  The Indemnitor shall notify the Indemnitee in writing, as promptly as possible (but in any case before the earlier of (i) the due date for the answer or response to the Third Party Claim and (ii) fifteen (15) Business Days after receipt of the notice of Third Party Claim given by the Indemnitee to the Indemnitor under Section 10.6(a) of its election to assume the defense of such Third Party Claim).  The Indemnitee may participate fully, through counsel chosen by it and at its own expense, in the defense of any such Third Party Claim as to which the Indemnitor has so elected to conduct and control the defense thereof.  Should an Indemnitor assume the defense of a Third Party Claim in accordance with this Section 10.6, the Indemnitor shall not be liable to the Indemnitee for any legal expenses incurred by the Indemnitee in connection with the investigation or defense thereof; provided that the Indemnitor shall pay any such legal expenses incurred by the Indemnitee prior to the date the Indemnitor assumes control of the defense of the Third Party Claim.

(c)Notwithstanding anything in Section 10.6(b) to the contrary, in no event shall the Indemnitor be entitled to conduct and control the defense, compromise and settlement of any Third Party Claim if (i) such claim seeks as the sole remedy an injunction, other equitable relief or any other non-monetary relief against the Indemnitee, (ii) such claim primarily relates to or arises out of any allegedly criminal activity; or (iii) the Indemnitee is a Buyer Indemnitee and the Third Party Claim is made by a customer or supplier of the Hospital & Large Physician Practice Business, unless such customer or supplier is party to a Shared Contract (in which case, the Indemnitor shall be entitled to conduct and control the defense, compromise and settlement of such Third Party Claim to the extent it relates to a Retained Business) subject to Section 10.6(d); provided further, that Parent shall control the ITA Matter (as defined on Schedule 4.8) with its current local advisors.

(d)Any Party controlling the defense of any Third Party Claim shall conduct the defense of such Third Party Claim with reasonable diligence and shall keep the other Parties reasonably informed of the status thereof.  Whether or not the Indemnitor or Indemnitee shall control the defense of a Third Party Claim, the Indemnitor or Indemnitee shall not consent to the entry of any judgment, or settle, compromise or discharge, any Third Party Claim without the prior written consent of the Indemnitor or Indemnitee, as applicable (such consent not to be unreasonably withheld, conditioned or delayed).  The Indemnitee shall cooperate in connection with any Third Party Claim pursuant to this Section 10.6 and shall furnish such records, information and testimony and attend such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested by the Indemnitor in connection therewith; provided that, notwithstanding anything in this Section 10.6 to the contrary, the Indemnitee shall not be required to take any action hereunder that would adversely affect, or require or constitute a waiver of, any attorney-client or other privilege.

Article XI
TAX MATTERS

11.1Allocation of Liability for Taxes.  In the case of any Taxes that are attributable to a Straddle Period, for purposes of determining the amount of Taxes included in the determination of Final Closing Date Net Working Capital the Parties shall use the following conventions for determining the portion of such Tax that relates to a Pre-Closing Tax Period and the portion that relates to a Post-Closing Tax Period: (a) in the case of real property or personal property Taxes and other similar Taxes attributable to the Purchased Assets imposed on a periodic basis, the amount of Taxes attributable to the Pre-Closing Tax Period shall be determined by multiplying the Taxes for the entire period by a fraction, the numerator of which is the number of calendar days in the portion of the period commencing before the Closing Date and ending on the Closing Date and the denominator of which is the number of calendar days in the entire period, and the remaining amount of such Taxes shall be attributable to the Post-Closing Tax Period; and (b) in the case of all other Taxes, the amount of Taxes attributable to the Pre-Closing Tax Period shall be determined as if a separate return was filed for the period ending as of the Effective Time using a “closing of the books methodology,” and the remaining amount of the Taxes for such period shall be attributable to the Post-Closing Tax Period; provided, however, that for purposes of clause (b), exemptions, allowances, or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be apportioned between the Pre-Closing Tax Period and the Post-Closing Tax Period in proportion to the number of days in each such period.

11.2Cooperation; Tax Actions.  Buyer and Parent shall cooperate (i) in the preparation and timely filing of any Tax Return relating to the Hospital & Large Physician Practice Business, the Purchased Assets, Acquired Companies or the Business Employees; (ii) in any audit or other proceeding with respect to Taxes or Tax Returns relating to the Hospital & Large Physician Practice Business, the Purchased Assets, Acquired Companies or the Business Employees; (iii) make available any information, records, or other documents relating to any Taxes or Tax Returns relating to the Hospital & Large Physician Practice Business, the Purchased Assets, Acquired Companies or the Business Employees; and (iv) provide certificates or forms, and timely execute any Tax Return, that are necessary or appropriate to establish an exemption for (or reduction in) any Transfer Tax.

11.3Transfer Taxes.  All transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees (including any penalties and interest) (collectively, “Transfer Taxes”) incurred in connection with the sale of the Purchased Assets and Purchased Equity to Buyer under this Agreement shall be split equally by Buyer on the one hand, and Parent on the other hand, and Parent shall file all necessary Tax Returns and other documentation with respect to all such Taxes and fees.

11.4Post-Closing Actions.  Buyer shall not, and shall not allow any Acquired Company to amend any Tax Return of for a Pre-Closing Tax Period or otherwise initiate (or agree to) any other Parent Tax Matter without the prior written consent of Parent to the extent such action would reasonably be expected to result in adverse Tax consequences to Parent or any of its Affiliates.  Buyer shall not make an election under Section 336(e) or Section 338(g) of the Code with respect to the acquisition of any Acquired Company pursuant to this Agreement without the consent of Parent (which may be withheld at Parent’s sole discretion).

11.5Allocation.

(a)The Parties agree that the sale of the Purchased Equity of any Acquired Company that is a disregarded entity for U.S. federal income Tax purposes (a “DRE Target”) shall be treated as a sale of assets by the applicable Equity Seller Company and a purchase of assets by Buyer.

(b)Within sixty (60) days of the final determination of Final Closing Date Net Working Capital, Buyer shall provide to Parent (i) a schedule allocating the purchase price (including the Assumed Liabilities and liabilities of the DRE Targets to the extent properly taken into account for U.S. federal income Tax purposes) among the Purchased Assets, the Purchased

Equity of the DRE Targets and the Purchased Equity of the other Acquired Companies and (ii) a schedule allocating the portion of the purchase price (including Assumed Liabilities and liabilities of the DRE Targets to the extent properly taken into account for U.S. federal income Tax purposes) allocated to the Purchased Assets and the Purchased Equity of the DRE Targets among the Purchased Assets and the assets of the DRE Targets (the “Purchase Price Allocation Schedule”).  The Purchase Price Allocation Schedule will be prepared in accordance with the applicable provisions of the Code.

(c)If within thirty (30) days of receiving the Purchase Price Allocation Schedule, Parent has not objected, the Purchase Price Allocation Schedule shall be final and binding.  If within thirty (30) days, Parent objects to the Purchase Price Allocation Schedule, Parent and Buyer shall cooperate in good faith to resolve their differences.

(d)The Parties hereto shall make appropriate adjustments to the Purchase Price Allocation Schedule to reflect changes in the purchase price.  The Parties hereto agree for all Tax reporting purposes to report the transactions in accordance with the agreements herein and the Purchase Price Allocation Schedule if agreed to between the Parties, as adjusted pursuant to the preceding sentence, and to not take any position during the course of any audit or other proceeding inconsistent with the agreements as to Tax treatment herein or with such schedule unless required by a determination of the applicable Governmental Authority that is final.

11.6Tax Returns.

(a)Parent shall prepare, or cause to be prepared, and shall timely file, or cause to be filed, all Tax Returns of each Acquired Company due (after taking into account all appropriate extensions) on or prior to the Closing Date and all income Tax Returns of each Acquired Company for all periods ending on or prior to the Closing Date, whether to be filed before, on, or after the Closing Date (the “Parent Prepared Returns”).  Each Parent Prepared Return shall be prepared on a basis consistent with existing procedures and practices and accounting methods except as required by applicable Law. Each income and other material Parent Prepared Return shall be provided to Buyer for Buyer’s review and comment at least thirty (30) days prior to the due date of such Parent Prepared Return (if such Tax Return is an income Tax Return) or a reasonable time prior to the due date of the Parent Prepared Return (if such Tax Return is not an income Tax Return). Parent shall consider in good faith any reasonable comments made by Buyer. To the extent that any Parent Prepared Return is required to be filed on or after the Closing Date, Buyer shall cause the applicable Acquired Company to sign and timely file such Parent Prepared Return in the form submitted by Parent.

(b)Buyer, at its sole cost and expense, shall cause each Acquired Company to prepare and timely file all Tax Returns (other than Parent Prepared Returns) of each Acquired Company due after the Closing Date (the “Buyer Prepared Returns”).  To the extent that a Buyer Prepared Return relates to a Pre-Closing Tax Period or a Straddle Period, such Buyer Prepared Return shall be prepared on a basis consistent with existing procedures and practices and accounting methods.  At least thirty (30) days prior to the due date of any Buyer Prepared Return for which Parent is reasonably expected to be required to make an indemnification payment hereunder, Buyer shall provide a draft of such Buyer Prepared Return to Parent for

Parent’s review and comment.  Buyer shall cause the applicable Acquired Company to incorporate any reasonable comments made by Parent in the Tax Return actually filed.

(c)Buyer shall not, and shall not allow any Acquired Company to, amend any Tax Return of any Acquired Company for a Pre-Closing Tax Period or Straddle Period or otherwise initiate (or agree to) any other Parent Tax Matter without the prior written consent of Parent.

11.7Tax Contests. Parent or its designee shall control all audits, examinations, claims and similar proceedings by a Governmental Authority with respect to Taxes or Tax Returns of any Acquired Company (each, a “Tax Contest”) for all Pre-Closing Tax Periods and with respect to any Parent Prepared Return, and Buyer shall control all Tax Contests with respect to Taxes or Tax Returns of any Acquired Company for all Straddle Periods or other taxable periods beginning after the Closing Date; provided, however, that in the case of any Tax Contest relating to a Pre-Closing Tax Period or Straddle Period (a) the Party in control shall keep the other Party reasonably informed of any material developments in any such Tax Contest, (b) the other Party not in control, at its sole cost and expense, shall have the right to participate in any such Tax Contest, and (c) the Party in control shall not settle any such Tax Contest without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed).

11.8Tax Refunds.  All refunds of Taxes of any Acquired Company (i) for any Pre-Closing Tax Period shall be for the benefit of the applicable Seller Company and (ii) for any Post-Closing Tax Period shall be for the benefit of Buyer.  Any Party that receives or becomes entitled to (or whose Affiliate receives or become entitled to) any refund, credit or offset of or arising in connection with Taxes for the benefit of the other Party (a “Refund Recipient”), shall pay to the other Party the entire amount of such refund, credit or offset (including any interest from, but net of any Taxes imposed by a Governmental Authority with respect to such refund, credit or offset) no more than twenty (20) days after receipt of the refund from the applicable Governmental Authority (or, if the refund is in the form of a credit or offset, no more than twenty (20) days after the due date of the Tax Return claiming such credit or offset); provided that if such Refund Recipient is required to repay to the relevant Governmental Authority such refund, credit or offset, the other Party shall, upon the request of such Refund Recipient, repay the amount previously paid to such other Party pursuant to this Section 11.8 in respect of such refund, credit or offset (plus any penalties, interest or other charges imposed by the relevant Governmental Authority).  Buyer shall, and shall cause its Affiliates, to take all commercially reasonable actions necessary, or requested by the Seller Companies, to timely claim any refunds that will give rise to a payment under this Section 11.8.

11.9dbMotion. Until December 31, 2022, Buyer shall, and shall cause its Subsidiaries to, (a) operate dbMotion Ltd. (“dbMotion”) in substantially the same lines of business and in substantially the same manner and (b) invoice and bill dbMotion’s customers for royalties and/or “cost plus” for research and development activities, in each case, in substantially the same manner as Parent and its Subsidiaries operated dbMotion during the twelve-month period prior to the Closing.

Article XII
MISCELLANEOUS AND GENERAL

12.112.1Disclaimer; No Additional Representations; No Reliance.

(a)BUYER ACKNOWLEDGES AND AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES MADE BY PARENT CONCERNING the Allscripts companies THAT ARE EXPRESSLY SET FORTH IN ARTICLE IV OF THIS AGREEMENT OR THE PARENT CLOSING CERTIFICATE or in any other seller document, the Allscripts companies AND THEIR AFFILIATES AND REPRESENTATIVES EXPRESSLY DISCLAIM AND MAKE NO, AND SHALL NOT BE DEEMED TO HAVE MADE ANY, REPRESENTATION OR WARRANTY OF ANY KIND (WHETHER EXPRESS OR IMPLIED) TO BUYER OR ANY OF ITS AFFILIATES OR REPRESENTATIVES.  WITHOUT LIMITING THE FOREGOING AND FOR THE AVOIDANCE OF DOUBT, BUYER FURTHER ACKNOWLEDGES AND AGREES THAT NONE OF the Allscripts companies OR ANY OF THEIR RESPECTIVE DIRECT OR INDIRECT AFFILIATES OR REPRESENTATIVES WILL HAVE OR BE SUBJECT TO ANY LIABILITY TO BUYER OR ANY OTHER PERSON RESULTING FROM THE DISTRIBUTION TO BUYER OR BUYER’S USE OF ANY INFORMATION, DOCUMENT OR MATERIAL MADE AVAILABLE TO BUYER OR ITS AFFILIATES OR REPRESENTATIVES IN CERTAIN “DATA ROOMS” AND ONLINE “DATA SITES,” MANAGEMENT PRESENTATIONS OR ANY OTHER FORM IN EXPECTATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (NOR HAS BUYER RELIED ON ANY SUCH INFORMATION IN DETERMINING TO ENTER INTO THIS AGREEMENT), IN EACH CASE, EXCEPT TO THE EXTENT SUBJECT TO ANY REPRESENTATION OR WARRANTY SET FORTH HEREIN OR IN THE PARENT CLOSING CERTIFICATE or any other seller document or in the case of fraud.

(b)parent ACKNOWLEDGES AND AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES MADE BY BUYER OR GUARANTOR THAT ARE EXPRESSLY SET FORTH IN ARTICLE V OR ARTICLE VI OF THIS AGREEMENT OR IN THE BUYER CLOSING CERTIFICATE, BUYER, GUARANTOR AND THEIR RESPECTIVE AFFILIATES AND REPRESENTATIVES EXPRESSLY DISCLAIM AND HAVE NOT MADE AND SHALL NOT BE DEEMED TO HAVE MADE TO parent OR ANY OF its AFFILIATES OR REPRESENTATIVES, ANY REPRESENTATION OR WARRANTY OF ANY KIND (WHETHER EXPRESS OR IMPLIED).

(c)IN CONNECTION WITH BUYER’S REVIEW AND ANALYSIS OF THE HOSPITAL & LARGE PHYSICIAN PRACTICE BUSINESS, BUYER (EITHER DIRECTLY OR THROUGH ITS REPRESENTATIVES) MAY HAVE RECEIVED FROM OR ON BEHALF OF the Allscripts companies AND/OR REPRESENTATIVES THEREOF CERTAIN ESTIMATES, FORECASTS, BUDGETS, PLANS AND PROJECTIONS (EITHER FINANCIAL OR OTHERWISE).  BUYER ACKNOWLEDGES AND AGREES THAT (I) THERE ARE UNCERTAINTIES INHERENT IN ATTEMPTING TO MAKE SUCH ESTIMATES, FORECASTS, BUDGETS, PLANS AND PROJECTIONS,

(II) BUYER IS FAMILIAR WITH SUCH UNCERTAINTIES, (III) BUYER HAS NOT RELIED UPON THE ESTIMATES, FORECASTS, BUDGETS, PLANS OR PROJECTIONS FURNISHED TO IT, (IV) BUYER IS TAKING FULL RESPONSIBILITY FOR MAKING ITS OWN EVALUATION OF THE ADEQUACY AND ACCURACY OF ALL ESTIMATES, FORECASTS, BUDGETS, PLANS AND PROJECTIONS SO FURNISHED TO BUYER (INCLUDING THE REASONABLENESS OF THE ASSUMPTIONS UNDERLYING SUCH ESTIMATES, FORECASTS, BUDGETS, PLANS AND PROJECTIONS), AND (V) BUYER SHALL HAVE NO CLAIM, NOR SHALL IT OR ITS REPRESENTATIVES ASSERT ANY CLAIM, AGAINST the Allscripts companies OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES WITH RESPECT THERETO, IN EACH CASE, EXCEPT TO THE EXTENT SUBJECT TO ANY REPRESENTATION OR WARRANTY SET FORTH HEREIN OR IN THE PARENT CLOSING CERTIFICATE OR IN ANY OTHER SELLER DOCUMENT OR IN THE CASE OF FRAUD.

12.2Expenses.  Whether or not the transactions contemplated by this Agreement are consummated, all costs and expenses (including all legal, accounting, broker, finder or investment banker fees) incurred in connection with this Agreement and the transactions contemplated hereby are to be paid by the Party incurring such expenses, except as expressly provided herein (including as provided in Section 7.6(a).

12.3Successors and Assigns.  This Agreement is binding upon and inures to the benefit of the Parties and their respective successors and permitted assigns, but is not assignable by any Party without the prior written consent of the other Parties.

12.4Third Party Beneficiaries.  Other than Article X (with respect to each Party’s additional indemnitees) of this Agreement, each Party intends that this Agreement does not benefit or create any right or cause of action in or on behalf of any Person other than the Parties.

12.5Further Assurances.  The Parties shall execute such further instruments and take such further actions as may reasonably be necessary to carry out the intent of this Agreement.  Each Party shall cooperate affirmatively with the other Parties, to the extent reasonably requested by such other Parties, to enforce rights and obligations herein provided.

12.6Notices.  Any notice or other communication provided for herein or given hereunder to a Party must be in writing, and will be deemed given (a) on the date sent by email with portable document format (.pdf) (in each case, electronically confirmed), (b) on the date delivered when delivered in person, (c) four (4) Business Days following mailing if mailed by first class registered or certified mail, postage prepaid, or (d) on the date following sending if sent by Federal Express or other overnight courier of national reputation, addressed as follows:

If to Buyer:

Harris Dawn Holdings Inc.

c/o N. Harris Computer Corporation

1 Antares Drive, Suite 400

Ottawa ON, K2E 8C4

Attention: Jerry Canada, Group President

Email: jcanada@harriscompuer.com

with a copy to (which will not constitute notice):

Harris Dawn Holdings Inc.

c/o N. Harris Computer Corporation

1 Antares Drive, Suite 400

Ottawa ON, K2E 8C4

Attention: Jon Davies, General Counsel

Email: jdavies@harriscomputer.com

If to Guarantor:

Constellation Software Inc.

20 Adelaide St E,

Toronto, ON M5C 2T6

Attention: Mark Dennison, General Counsel

Email: mdennison@csisoftware.com

with a copy to (which will not constitute notice):

Harris Dawn Holdings Inc.

c/o N. Harris Computer Corporation

1 Antares Drive, Suite 400

Ottawa ON, K2E 8C4

Attention: Jon Davies, General Counsel

Email: jdavies@harriscomputer.com

If to Parent:

c/o Allscripts Healthcare Solutions, Inc.

222 Merchandise Mart Plaza, Suite 2024

Chicago, IL 60654

Attention: SVP and Corporate Secretary

Phone: (312) 447-2495

Email: Eric.Jacobson@allscripts.com

with a copy to (which will not constitute notice):

Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60601

Attention: Matthew Costigan

Phone: (312) 558-6375

Email: mcostiga@winston.com

or to such other address with respect to a Party as such Party notifies the other in writing as above provided.

12.7Complete Agreement.  This Agreement and the Schedules and Exhibits hereto and the other documents delivered by the Parties in connection herewith, together with the Confidentiality Agreement, contain the complete agreement between the Parties with respect to the transactions contemplated hereby and thereby and supersede all prior agreements and understandings between the Parties with respect to the subject matter of this Agreement, including that certain letter agreement, dated as of September 30, 2021, by and between Parent and N. Harris Computer Corporation.  The Parties agree that prior drafts of this Agreement and the other documents contemplated by this Agreement will be deemed not to provide any evidence as to the meaning of any provision hereof or thereof or the intent of the Parties with respect hereto or thereto.

12.8Captions.  The captions contained in this Agreement are for convenience of reference only and do not form a part of this Agreement.

12.9Amendment.  This Agreement may be amended or modified only by an instrument in writing specifically designated as an amendment hereto, duly executed by Parent and Buyer.

12.10Waiver.  At any time prior to the Closing Date, Parent and Buyer may (a) extend the time for the performance of any of the obligations or other acts of the Parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (c) waive compliance with any of the agreements or conditions contained herein, to the extent permitted by applicable Law.  Any agreement to any such extension or waiver will be valid only if set forth in a writing signed by Parent and Buyer.  No failure of any Party to exercise any power given it under this Agreement, or to insist upon strict compliance with any provision of this Agreement, and no custom or practice at variance with the terms of this Agreement shall constitute a waiver of any such Party’s right to demand strict compliance with the terms of this Agreement.

12.11Governing Law; Jurisdiction; WAIVER OF JURY TRIAL.  This Agreement shall be governed by, interpreted under, and construed and enforced in accordance with, the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or of any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.  All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court sitting in the state of Delaware.  Consistent with the preceding sentence, each of the Parties hereby (a) submits to the exclusive jurisdiction of any federal or state court sitting in the state of Delaware for the purpose of any Action arising out of or relating to this Agreement brought by any Party and (b) irrevocably waives, and agrees not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above-named courts.  TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES WAIVES AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE, ACTION, CLAIM, CAUSE OF ACTION, SUIT (IN

CONTRACT, TORT OR OTHERWISE), INQUIRY, PROCEEDING OR INVESTIGATION ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE SUBJECT MATTER HEREOF OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING.  EACH PARTY ACKNOWLEDGES THAT IT HAS BEEN INFORMED BY THE OTHER PARTY THAT THIS SECTION 12.11 CONSTITUTES A MATERIAL INDUCEMENT UPON WHICH THE PARTIES ARE RELYING AND WILL RELY IN ENTERING INTO THIS AGREEMENT AND ANY OTHER AGREEMENTS RELATING HERETO OR CONTEMPLATED HEREBY.  ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 12.11 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

12.12Severability.  So long as the economic and legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any Party, any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.  If any provision of this Agreement is determined by a court of competent jurisdiction to be unenforceable, Buyer and Parent shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

12.13Counterparts.  This Agreement and all other documents related hereto may be executed in several counterparts, each of which shall be deemed an original, but such counterparts shall together constitute but one and the same Agreement.  The execution of this Agreement and any agreement or instrument entered into in connection with this Agreement, and any amendment hereto or thereto, by any of the Parties may be evidenced by way of a facsimile, portable document format (.pdf) transmission, or other electronic transmission of such Party’s signature, and such facsimile, portable document format (.pdf), or other electronically transmitted signature shall be deemed to constitute the original signature of such Party.

12.14Enforcement of Agreement.

(a)The Parties agree that irreparable damage may occur if any provision of this Agreement was not performed in accordance with its specific terms or was otherwise breached.  It is accordingly agreed that the Parties will be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to (i) any other remedy to which they are entitled hereunder, at law or in equity, prior to the Closing Date, or (ii) any other remedy to which they are entitled hereunder after the Closing Date.

(b)Notwithstanding the foregoing or anything herein or in any document contemplated herein to the contrary, it is hereby acknowledged and agreed that, prior to the Closing, unless this Agreement has been terminated, Parent shall be entitled to seek specific performance to cause the Guarantor to fund the Obligations in accordance with Section 12.18 only in the event that (i) all conditions in Sections 8.1 and 8.3 were satisfied (or, with respect to conditions that by their terms are to be satisfied by actions taken or certificates delivered at the Closing, are capable of being satisfied) at the time when the Closing would have been required to have occurred under Section 3.1 and (ii) Parent has irrevocably confirmed that if specific performance is granted, then Parent would take such actions required of it by this Agreement to cause the Closing to occur pursuant to Section 3.1.

(c)Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when such relief is expressly contemplated in any specific provision of this Agreement on the basis that (i) there is adequate remedy at Law or (ii) an award of specific performance is not an appropriate remedy for any reason at Law or equity.  Any Party seeking an injunction or injunctions to prevent breaches of this Agreement when expressly available pursuant to the terms of this Agreement and to enforce specifically the terms and provisions of this Agreement when expressly available pursuant to the terms of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

12.15Other Definitional and Interpretive Matters.

(a)Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:

(i)Calculation of Time Period.  When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded.  If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.  All references to a day or days shall be deemed to refer to a calendar day or calendar days, as applicable, unless otherwise specifically provided.

(ii)Dollars.  Any reference in this Agreement to $ shall mean U.S. dollars.

(iii)Exhibits/Schedules.  The Exhibits and Schedules to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement.  All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement.

(iv)Gender and Number.  Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

(v)Headings.  The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement.  All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified.

(vi)Herein.  Words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

(vii)Including.  The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

(b)The Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

12.16Disclosure Schedules.  The Schedules have been arranged, for purposes of convenience only, as separately-titled Schedules corresponding to the Sections of this Agreement.  Notwithstanding anything to the contrary contained in the Schedules or in this Agreement or the omission of any cross reference thereto, the information and disclosures contained in any Schedule shall be deemed to be disclosed and incorporated by reference in any other Schedule as though fully set forth in such Schedule to the extent the applicability of such information and disclosure to such other Schedule is reasonably apparent on its face without independent knowledge.  The fact that any item of information is disclosed in any Schedule: (a) shall not be construed to mean that such information is required to be disclosed by this Agreement; (b) shall not be construed as or constitute an admission, evidence or agreement that a violation, right of termination, default, non-compliance, Liability or other obligation of any kind exists with respect to any item; (c) with respect to the enforceability of Contracts with third parties, the existence or non-existence of third party rights, the absence of breaches or defaults by third parties, or similar matters or statements, is intended only to allocate rights and risks among the Parties and is not intended to be admissions against interests, give rise to any inference or proof of accuracy, be admissible against any Party by any Person who is not a Party, or give rise to any claim or benefit to any entity or person who is not a Party; (d) shall not be deemed or interpreted to broaden or to narrow the representations and warranties, obligations, covenants, conditions or agreements of the Allscripts Companies contained in this Agreement; and (e) does not waive any attorney-client privilege associated with such item or information or any protection afforded by the work-product doctrine with respect to any of the matters disclosed or discussed herein.

12.17Independent Legal Counsel; Continuing Representation.

(a)Each Party has had the benefit of independent legal counsel with respect to the preparation of this Agreement.  This Agreement expresses the mutual intent of the Parties and each Party has participated equally in its preparation.  Accordingly, the rule on construction against the drafting party shall have no application to this Agreement.  Each of the Parties hereby agrees, on its own behalf and on behalf of its directors, managers, members, partners, officers, employees and Affiliates, that Winston & Strawn LLP may serve as counsel to each and any of Parent, the members of its board of managers, and its Affiliates (individually and collectively, the “Seller Group”), on the one hand, and any Acquired Company, on the other hand, in connection with the negotiation, preparation, execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, and that, following consummation of the transactions contemplated hereby, Winston & Strawn LLP (or any successor) may serve as counsel to the Seller Group or any director, manager, member, partner, officer, employee or Affiliate of any member of the Seller Group, in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated by this Agreement notwithstanding such representation or any continued representation of the Acquired Companies.  In connection with any representation of the Acquired Companies expressly permitted pursuant to the prior sentence, Buyer hereby irrevocably waives and agrees not to assert, and agrees to cause the Acquired Companies to irrevocably waive and not to assert, any conflict of interest arising from or in connection with (i) Winston & Strawn LLP’s prior representation of the Acquired Companies and (ii) Winston & Strawn LLP’s representation of the Seller Companies prior to and after the Closing.  As to any privileged attorney-client communications between Winston & Strawn LLP and the Acquired Companies prior to the Closing (collectively, the “Privileged Communications”), Buyer and the Acquired Companies, together with any of their respective Affiliates, successors or assigns, agree that no such party may use or rely on any of the Privileged Communications in any action against or involving any of the Seller Companies after the Closing.

(b)Buyer further agrees, on behalf of itself and, after the Closing, on behalf of the Acquired Companies, that all privileged communications in any form or format whatsoever between or among Winston & Strawn LLP, on the one hand, and any Allscripts Company or any of their respective directors, officers, employees, or other representatives, on the other hand, that relate in any way to the negotiation, documentation and consummation of the transactions contemplated by this Agreement, any alternative transactions to the transactions contemplated by this Agreement presented to or considered by the Allscripts Companies, or any dispute arising under this Agreement, unless finally adjudicated to be not privileged by a court of law (collectively, the “Privileged Deal Communications”), shall remain privileged after the Closing and that the Privileged Deal Communications and the expectation of client confidence relating thereto shall belong solely to Parent, shall be controlled by Parent and shall not pass to or be claimed by Buyer or any Acquired Company.  Buyer agrees that it will not, and that it will cause the Acquired Companies not to, (i) access or use the Privileged Deal Communications, or (ii) assert that Buyer or the Acquired Companies has the right to waive the attorney-client privilege or other privilege applicable to the Privileged Deal Communications.

(c)Buyer further agrees, on behalf of itself and, after the Closing, on behalf of the Acquired Companies, that all communications in any form or format whatsoever between or among any of Winston & Strawn LLP, the Allscripts Companies, or any of their respective directors, officers, employees or other Affiliates or representatives that relate in any way to the negotiation, documentation and consummation of the transactions contemplated by this Agreement, any alternative transactions to the transactions contemplated by this Agreement presented to or considered by the Allscripts Companies, or any dispute arising under this Agreement and that are not Privileged Deal Communications (collectively, the “Non-Privileged

Deal Communications”), shall also belong solely to Parent, shall be controlled by Parent and ownership thereof shall not pass to or be claimed by Buyer or the Acquired Companies.

(d)Notwithstanding the foregoing, in the event that a dispute arises between Buyer or any Acquired Company, on the one hand, and a third party other than Parent or its Affiliates, on the other hand, then Buyer or such Acquired Company may assert the attorney-client privilege to prevent the disclosure of the Privileged Deal Communications to such third party; provided, however, that to the extent such dispute relates in any way to this Agreement or the transactions contemplated hereby, neither Buyer nor any Acquired Company may waive such privilege without the prior written consent of Parent.  If Buyer or any Acquired Company is legally required by Order or otherwise to access or obtain a copy of all or a portion of the Privileged Deal Communications, then Buyer shall promptly (and, in any event, within five (5) Business Days) notify Parent in writing (including by making specific reference to this Section 12.17(d) so that Parent can seek, at Parent’s sole cost and expense, a protective order, and Buyer agrees to use commercially reasonable efforts to assist therewith.

(e)Parent agrees, on behalf of itself and its Affiliates, that all communications (including all privileged communications) in any form or format whatsoever between or among Winston & Strawn LLP, on the one hand, and any Acquired Company and any of its directors, officers, employees, Affiliates (excluding the Seller Companies) or other representatives, on the other hand, to the extent they do not relate in any way to the negotiation, documentation and consummation of the transactions contemplated by this Agreement, any alternative transactions to the transactions contemplated by this Agreement presented to or considered by the Acquired Companies, or any dispute arising under this Agreement (collectively, the “Non-Deal Communications”), shall, to the extent privileged, remain privileged after the Closing and that the Non-Deal Communications and the expectation of client confidence relating thereto shall belong solely to the Acquired Companies, shall be controlled by the Acquired Companies and shall not pass to or be claimed or retained by Parent or any of its Affiliates (and therefore, after the Closing, Parent shall not have the right to assert the attorney-client privilege to prevent the disclosure of the Non-Deal Communications to Buyer and the Acquired Companies).  Effective as of the Closing, in connection with any representation of the Acquired Companies relating to a dispute between Buyer or the Acquired Companies, on the one hand, and a third party other than Parent or its Affiliates, on the other hand, in each case that does not relate in any way to this Agreement or the transactions contemplated hereby, Parent, on behalf of itself and its Affiliates, hereby irrevocably waives and agrees not to assert any conflict of interest arising from or in connection with Winston & Strawn LLP’s representation of Parent and its Affiliates prior to and after the Closing.

12.18Guarantee.  To induce Parent to enter into this Agreement, the Guarantor hereby irrevocably and unconditionally guarantees to Parent, the full, complete and punctual payment, if and when due, of all Obligations and whenever Buyer does not pay or perform any of the Obligations in accordance with their respective terms, the Guarantor shall, promptly on demand by Parent, pay such Obligations as if it were the primary obligor primarily liable for the performance thereof and not as a mere surety. The obligations of the Guarantor pursuant to this Section 12.18 shall be continuing obligations and shall not be satisfied, discharged or affected by any intermediate payment or settlement of account or any change in the constitution or control of, or the insolvency of, or any bankruptcy, winding up or analogous proceedings relating to,

Buyer or the Guarantor. The Guarantor hereby waives any right to require a proceeding first against Buyer following such time as Buyer does not pay or perform any Obligation.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement to be effective as of the day and year first above written.

BUYER:

HARRIS DAWN HOLDINGS INC.

By:	/s/ Jeff Bender
Name:	Jeff Bender
Title:	CEO/President

GUARANTOR:

CONSTELLATION SOFTWARE INC.

By:	/s/ Jamal Baksh
Name:	Jamal Baksh
Title:	CFO

[Signature Page to Purchase Agreement]

IN WITNESS WHEREOF, the undersigned have duly executed this Agreement to be effective as of the day and year first above written.

allscripts healthcare Solutions, Inc.

By:	/s/ Rick Poulton
Name:	Rick Poulton
Title:	President & Chief Financial Officer

ALLSCRIPTS HEALTHCARE, LLC

By:	/s/ Rick Poulton
Name:	Rick Poulton
Title:	President & Chief Financial Officer

ALLSCRIPTS SOFTWARE, LLC

By:	/s/ Rick Poulton
Name:	Rick Poulton
Title:	President & Chief Financial Officer

ALLSCRIPTS IHC, LLC

By:	/s/ Rick Poulton
Name:	Rick Poulton
Title:	President & Chief Financial Officer

PF2 EIS, LLC

By:	/s/ Rick Poulton
Name:	Rick Poulton
Title:	President & Chief Financial Officer

ALLSCRIPTS HEALTHCARE US, LP

By:	/s/ Rick Poulton
Name:	Rick Poulton
Title:	President & Chief Financial Officer

EXHIBIT A

DEFINITIONS

The definitions of terms capitalized and used throughout this Agreement are as follows:

“Accounting Firm” has the meaning set forth in Section 2.3(a).

“Accounting Principles” means in accordance with GAAP, consistently applied in accordance with past practices, other than the Financial Statements (1) are derived from Parent’s financial statements (which have been prepared in accordance with GAAP), using management’s reasonable estimates and assumptions, and (2) were not subject to controls or substantive testing that GAAP financial statements would otherwise require.

“Acquired Accounts Receivable” means any trade accounts receivable, amounts to be paid for work in process, contract assets, notes receivable and all other rights to payment owed to any Allscripts Company to the extent related to the Hospital & Large Physician Practice Business, excluding any intercompany receivables of any Asset Seller Company payable by an Affiliate of such Asset Seller Company.

“Acquired Company” means each of the Persons set forth on Schedule A-1.

“Action” or “Actions” means any lawsuit, mediation, legal proceeding, administrative enforcement proceeding, arbitration proceeding or other similar proceeding or adjudicative matter.

“Affiliate” means, with respect to any Person, any Person that directly or indirectly controls, is controlled by or is under common control with such Person.

“Affiliated Group” means any affiliated group of corporations or other entities that files a combined, consolidated, unitary or similar Tax Return that includes (or was required to include) any Acquired Company, including any affiliated group within the meaning of Section 1504(a) of the Code or any similar group defined under a similar provision of applicable Law.

“Agreement” has the meaning set forth in the preamble.

“AI” has the meaning set forth in Section 4.23(g).

“Allscripts Company” or “Allscripts Companies” means each of the Seller Companies and the Acquired Companies.

“Allscripts Healthcare” has the meaning set forth in the preamble.

“Allscripts Related Parties” has the meaning set forth in Section 9.3(c).

“Allscripts Software” has the meaning set forth in the preamble.

“Antitrust Law” means any applicable United States or foreign antitrust and competition Law, including the HSR Act.

EXHIBIT A-1

“Asset Seller Company” has the meaning set forth in the preamble.

“Assignable Shared Contracts” has the meaning set forth in Section 7.12(a).

“Assigned Contracts” has the meaning set forth in Section 2.1(a)(iv).

“Assigned Leases” has the meaning set forth in Section 2.1(a)(v).

“Assumed Liabilities” has the meaning set forth in Section 2.1(c).

“Balance Sheet” has the meaning set forth in Section 4.7(a).

“Balance Sheet Date” has the meaning set forth in Section 4.7(a).

“Base Purchase Price” means an amount equal to Six Hundred Seventy Million Dollars ($670,000,000).

“Bill of Sale” has the meaning set forth in Section 3.2(a).

“Break Fee” has the meaning set forth in Section 9.3(a).

“Business Day” means any day other than a Saturday, Sunday or a day on which the Federal Reserve Bank located in Chicago, Illinois, is closed.

“Business Employees” means each individual who is employed by (a) any Asset Seller Company (or an Affiliate thereof) and whose services primarily or exclusively relate to the Hospital & Large Physician Practice Business (including each employee who is not actively at work on account of illness, disability or leave of absence) or (b) any Acquired Company; provided that, notwithstanding anything to the contrary herein, “Business Employees” shall not include any corporate level employees of the Allscripts Companies (other than those set forth as Item 8.39 of the virtual data room maintained by Parent as of the date hereof), or the employees of Allscripts (India) LLP set forth as Item 8.42 in the virtual data room maintained by Parent as of the date hereof.

“Business Intellectual Property” means Retained Business Intellectual Property, Transferred Business Intellectual Property and Business Software.

“Business Public Software” means any Public Software that is necessary to the operation of the Hospital & Large Physician Practice Business as currently conducted.

“Business Records” has the meaning set forth in Section 2.1(a)(ix).

“Business Software” means, collectively, the Transferred Business Software and the Retained Business Software.

“Business Systems” means all information technology assets and equipment, Software, computer hardware (whether general or special purpose), telecommunications equipment, interfaces, platforms, servers, peripherals, websites, applications, databases and computer systems that are owned, leased, licensed, or controlled by any Allscripts Company, irrespective

EXHIBIT A-2

of whether physical, virtual, or cloud-based.  For purposes of this Agreement, Business Systems include any of the foregoing that is operated by any vendor, supplier, service provider, or contractor of any Allscripts Company related to the Hospital & Large Physician Practice Business.

“Buyer” has the meaning set forth in the preamble.

“Buyer Closing Certificate” has the meaning set forth in Section 3.3(n).

“Buyer Covered Patents” has the meaning set forth in Section 7.15(c).

“Buyer Disclosure Schedules” has the meaning set forth in the preamble of Article V.

“Buyer Documents” has the meaning set forth in Section 5.2.

“Buyer Indemnitees” has the meaning set forth in Section 10.2(b).

“Buyer Prepared Returns” has the meaning set forth in Section 11.6(b).

“Buyer Secretary Certificate” has the meaning set forth in Section 3.3(j).

“Buyer Welfare Plans” has the meaning set forth in Section 7.11(b).

“Cash and Cash Equivalents” means the amount of cash and other cash equivalents (including marketable securities) convertible into cash and available for use within thirty (30) days of the Closing (plus deposits in transit and incoming wires, less outstanding checks and outgoing wires, in each case without duplication), in each case as of the Effective Time and as determined in accordance with the Accounting Principles.  For the avoidance of doubt, “Cash and Cash Equivalents” shall not include any: (a) cash and cash equivalents collateralizing any obligation, or (b) cash and cash equivalents in escrow accounts.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. § 9601 et seq.

“Certificate” means the Parent Closing Certificate, the Buyer Closing Certificate, the Parent Secretary Certificate, the Buyer Secretary Certificate and each Parent W-9.

“Claim” has the meaning set forth in Section 10.5.

“Claim Notice” has the meaning set forth in Section 10.5.

“Closing” has the meaning set forth in Section 3.1.

“Closing Cash Balance” means the Cash and Cash Equivalents in or for the accounts of the Acquired Companies as of the Effective Time.

“Closing Date” has the meaning set forth in Section 3.1.

“Closing Date Consideration” has the meaning set forth in Section 2.2(a).

EXHIBIT A-3

“COBRA” has the meaning set forth in Section 4.13(f).

“Code” means the Internal Revenue Code of 1986, as amended.

“Commercial Agreements” has the meaning set forth in Section 3.2(h).

“Commercially Available Technology” means Software and technology and their related Intellectual Property owned by a third party and used in the operation of the Hospital & Large Physician Practice Business that is generally available on a commercial basis, has been licensed to an Asset Seller Company or Acquired Company on a non-exclusive basis, and is not customized for the Hospital & Large Physician Practice Business.

“Commitment” means (a) options, warrants, convertible securities, exchangeable securities, subscription rights, conversion rights, exchange rights, or other rights that require a Person to issue any of its Equity Interests or to sell any Equity Interests it owns in another Person; (b) any other securities convertible into, exchangeable or exercisable for, or representing the right to subscribe for any Equity Interest of a Person or owned by a Person; (c) statutory pre-emptive rights or pre-emptive rights granted under a Person’s Organizational Documents; and (d) stock appreciation rights, phantom stock, profit participation, or other similar rights with respect to a Person.

“Common Components” means the Software identified on Schedule A-2.

“Company Debt” means the Indebtedness of the Acquired Companies as of the Effective Time.

“Competing Business” has the meaning set forth in Section 7.5(b).

“Competing Transaction” means a transaction pursuant to which Parent (or any other Allscripts Company) enters into an agreement with an independent third party in respect of the sale of more than 50% of the fair market value of the Hospital & Large Physician Practice Business’ consolidated assets, or assets which generate more than 50% of the Hospital & Large Physician Practice Business’ consolidated revenues or net income, whether by asset purchase, stock purchase, merger, share exchange, tender offer, exchange offer, reorganization, lease, license or other transaction or series of transactions.

“Confidential Data” means all data for which the Asset Seller Companies and Acquired Companies are required by Law or Contract to safeguard and/or keep confidential or private with respect to the conduct of the Hospital & Large Physician Practice Business.

“Confidential Information” means all information of the Allscripts Companies or any of their Affiliates on the one hand, or Buyer or any of its Affiliates on the other hand, in each case, of a confidential or proprietary nature (whether or not specifically labeled or identified as “confidential”), in any form or medium, that relates to the business, financial condition, services, products or research or development of such Person, or any of its suppliers, customers, independent contractors, or other business relations. Confidential Information includes the following: (a) internal business and financial information (including information relating to strategic and staffing plans and practices, business, finances, training, marketing, promotional

EXHIBIT A-4

and sales plans and practices, cost, rate, and pricing structures, and accounting and business methods); (b) identities of, individual requirements of, specific contractual arrangements with, and information about, such Person’s suppliers, customers, independent contractors, or other business relations and their confidential information, solely to the extent that any Allscripts Company is required by Contract to keep such information private; (c) trade secrets, know-how, compilations of data and analyses, techniques, systems, research, records, reports, manuals, documentation, models, data, and data bases relating thereto; and (d) other Intellectual Property of such Person. Notwithstanding the foregoing, Confidential Information shall not include information that (i) is or becomes generally known or available to the public through no unauthorized action or omission, including a breach of any confidentiality obligations, or any other action or omission at or prior to the time of disclosure; or (ii) becomes known to the disclosing party (or one of its Affiliates) after the Closing Date without any restriction on disclosure, which has not been disclosed to the disclosing party in violation of any Contract.

“Confidentiality Agreement” has the meaning set forth in Section 7.2(c).

“Consent” means any consent, approval, authorization, qualification, waiver, registration, enrollment, declaration or notification required to be obtained from, filed with, delivered or submitted to a third party (including a Governmental Authority) in connection with the consummation of the transactions provided for in this Agreement.

“Contracts” means all written or oral contracts, leases, licenses, indentures, notes, bonds, mortgages, and other agreements, including all amendments thereto, that are in effect on the date of this Agreement.

“COVID-19” means the SARS-Cov2 or COVID-19 pandemic, including any future resurgence or evolutions or mutations thereof and/or any related or associated disease outbreaks, epidemics and/or pandemics.

“COVID-19 Actions” means all reasonable actions taken or planned to be taken in good faith in response to events, occurrences, conditions, circumstances, or developments arising directly or indirectly as a result of the COVID-19 outbreak (whether or not required by a Governmental Authority), its impact on economic conditions, or actions taken by a Governmental Authority or other Persons in response thereto.

“Current Assets” means only the following assets of the Asset Seller Companies or of the Acquired Companies, each as at the Effective Time: (a) accounts receivable; (b) inventory; (c) contract assets (both short and long term); and (d) prepaid expenses (including prepaid commission expenses), but excluding any fixed assets, deferred Tax assets, right of use assets, operating leases, any intangible assets such as goodwill, capitalized or acquired software, and any intercompany or personal balances.  For the avoidance of doubt, “Current Assets” shall not include any Cash and Cash Equivalents or income Tax receivables.

“Current Liabilities” means only the following liabilities of the Asset Seller Companies or of the Acquired Companies, each as at the Effective Time: (a) accounts payable; (b) accrued expenses; (c) accrued employee related payables (including compensation and benefits (including paid time off)); (d) deferred revenue (both short and long term); (e) short term lease

EXHIBIT A-5

liabilities, and (f) all Taxes (including sales taxes) but excluding any deferred Tax liabilities.  For the avoidance of doubt, “Current Liabilities” shall not include any Indebtedness or income Tax payables.

“dbMotion” has the meaning set forth in Section 11.9.

“Designated Non-Assignable Shared Contracts” has the meaning set forth in Section 7.12(b).

“Dispute Notice” has the meaning set forth in Section 2.3(b).

“Dispute Period” has the meaning set forth in Section 2.3(b).

“DRE Target” has the meaning set forth in Section 11.5(a).

“Effective Time” has the meaning set forth in Section 3.1.

“Eligible Employees” has the meaning set forth in Section 7.11(e).

“Employee Plan” or “Employee Plans” has the meaning set forth in Section 4.13(a).

“Environment” means soil, water, surface waters, groundwater, land, stream sediments, air and other environmental media.

“Environmental Law” means all Laws or Orders with respect to pollution or protection of the Environment, including CERCLA.

“Equity Interests” means (a) with respect to a corporation, any and all shares of capital stock or other Commitments, (b) with respect to a partnership, limited liability company, (Indian) limited liability partnership, trust or similar Person, any and all units, interests or other partnership/limited liability company interests or other Commitments.

“Equity Seller Company” has the meaning set forth in the preamble.

“Equity Transfer Agreement” has the meaning set forth in Section 3.2(b).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means any other entity which, together with an Allscripts Company, would be treated as a single employer under Code Section 414 or ERISA Section 4001(b).

“Estimated Closing Cash Balance” has the meaning set forth in Section 2.2(c).

“Estimated Closing Date Consideration” means the estimated Closing Date Consideration specified by Parent in the Estimated Closing Date Statement in accordance with Section 2.2(c).

“Estimated Closing Date Statement” has the meaning set forth in Section 2.2(c).

EXHIBIT A-6

“Estimated Company Debt” has the meaning set forth in Section 2.2(c).

“Excluded Assets” has the meaning set forth in Section 2.1(b).

“Excluded Liabilities” has the meaning set forth in Section 2.1(d).

“Excluded Tax” means any Liability for the following Taxes: (a) Taxes of any Seller Company unrelated to the Purchased Assets, the Hospital & Large Physician Practice Business or any Transferring Employee; and (b) Taxes of any Seller Company that relate to the Purchased Assets, the Hospital & Large Physician Practice Business, or any Transferring Employee for any Pre-Closing Tax Period.  For the avoidance of doubt, no Transfer Tax shall be an Excluded Tax and Transfer Taxes shall be governed by Section 11.3.

“Existing Non-Hospital Business” has the meaning set forth in Section 7.15(c).

“Extended Lookback Date” means the date that is six years prior to the date hereof.

“Final Closing Cash Balance” has the meaning set forth in Section 2.3(a).

“Final Closing Consideration” has the meaning set forth in Section 2.3(a).

“Final Closing Date Net Working Capital” has the meaning set forth in Section 2.3(a).

“Final Closing Date Statement” has the meaning set forth in Section 2.3(a).

“Final Company Debt” has the meaning set forth in Section 2.3(a).

“Financial Statements” has the meaning set forth in Section 4.7(a).

“Fraud” means: (a) with respect to Parent, as finally determined by a court of competent jurisdiction, a willful and knowing false representation by Parent in Article IV or in any Certificate of a fact, with the specific intent to deceive and mislead Buyer, and upon which Buyer reasonably relies to its detriment; and (b) with respect to Buyer and Guarantor, as finally determined by a court of competent jurisdiction, a willful and knowing false representation by Buyer or Guarantor in Article V or Article VI or in any Certificate of a fact, with the specific intent to deceive and mislead Parent, and upon which Parent reasonably relies to its detriment.  For the avoidance of doubt, the definition of Fraud in this Agreement does not include (i) constructive fraud or other claims based on constructive knowledge, negligence, misrepresentation, or similar theories, or (ii) equitable fraud, promissory fraud, unfair dealings fraud, or any other fraud based claim or theory.

“Fundamental Reps” means the representations and warranties set forth in Section 4.1, Section 4.2, Section 4.3, Section 4.4(a)(i), Section 4.5, Section 4.6 and Section 4.9(a).

“GAAP” means United States generally accepted accounting principles.

“General Enforceability Exceptions” has the meaning set forth in Section 4.3.

EXHIBIT A-7

“Governing Body” means, with respect to any Person, the board of directors, the board of managers, the managing member, the manager or such other governing body of such Person.

“Governmental Authority” means any U.S., non-U.S. or supranational governmental, quasi-governmental, regulatory, self-regulatory, administrative, legislative, executive, judicial, enforcement or political authority, agency, commission, body, whether federal, state, local or foreign, or any agency, commission, department, subdivision thereof, or any instrumentality thereof (or any instrumentality of any such subdivision) , or any federal, state, local or foreign court, tribunal or any (public or private) arbitrator or arbitral body.

“Guarantor” has the meaning set forth in the preamble.

“Guarantor Documents” has the meaning set forth in Section 6.2.

“Guarantor Secretary Certificate” has the meaning set forth in Section 3.3(l).

“Harris Business Acquiring Party” has the meaning set forth in Section 7.15(b).

“Harris Divesting Party” has the meaning set forth in Section 7.15(b).

“Harris Divestiture” has the meaning set forth in Section 7.15(b).

“Harris Holdings” has the meaning set forth in Section 7.5(a)(ii).

“Hazardous Material” means any material, substance or waste that is regulated under or pursuant to any Environmental Law, including “hazardous substance,” as defined in Section 101 of CERCLA, and “hazardous waste” as defined in Section 1004 of the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901, et seq., “pollutant or contaminant,” and “petroleum,” as those terms are defined or used in Section 101 of CERCLA, or any other material, substance or waste for which liability or standards of conduct may be imposed under or pursuant to any Environmental Law.

“Healthcare Compliance Reps” means the representations and warranties set forth in Sections 4.11(b) through 4.11(f).

“Healthcare Laws” means all foreign, federal, state, and local Laws, whether criminal or civil, relating to the regulation, provision or administration of, or delivery, billing or payment for, healthcare products or services, including: (a) the Medicare and Medicaid Statutes (Titles XVIII and XIX of the Social Security Act); (b) TRICARE (10 U.S.C. Section 1071 et seq.); (c) Veterans Health Administration Program (38 U.S.C. Chapter 17); (d) fraud and abuse law, including the federal Anti-Kickback Statute (42 U.S.C. §1320a-7b(b)), the federal criminal False Statements Law (42 U.S.C. §1320a-7b(a)), the federal False Claims Act (31 U.S.C. §§ 3729 et seq.), the federal Civil Monetary Penalties law (42 U.S.C. § 1320a-7a), the federal Exclusion Laws (42 U.S.C. § 1320a-7), the federal Physician Payment Sunshine Act (42 U.S.C. § 1320a-7h), the federal Stark Law (42 U.S.C. § 1395nn), and all criminal laws relating to health care fraud and abuse (e.g., 18 U.S.C. §§ 286, 287, 664, 666, 669, 1001, 1035, 1341, 1343, 1347); (e) the American Recovery and Reinvestment Act of 2009 and the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010,

EXHIBIT A-8

including but not limited to provisions governing the “meaningful use” of electronic health records, 42 C.F.R. Part 495; (f) all Laws relating to the provision or administration, payment, overpayments, coverage, coding or reimbursement of healthcare products or services; (g) the federal Food, Drug and Cosmetic Act (21 U.S.C. § 301 et seq.); (h) the Travel Act (18 U.S.C. § 1952); (i) the 21st Century Cures Act (Pub. L. 114-255) and implementing Laws relating to information blocking, interoperability and the Office of the National Coordinator for Health Information Technology Health IT Certification Program (including 45 C.F.R. § Parts 170 and 171); any similar state or local Law that addresses the subject matter of any of the foregoing; (j) any state Law or precedent relating to the corporate practice of learned or licensed healthcare professions; (k) the UK Access to Medical Reports Act 1988 and the UK Access to Health Records Act 1990; and (l) all applicable implementing regulations, rules, ordinances and orders from Governmental Authorities related to any of the foregoing.  For the purposes of this Agreement, HIPAA shall not be included in the definition of “Healthcare Laws”.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 and the final HIPAA/HITECH Omnibus Rules published by the U.S. Department of Health and Human Services on January 25, 2013, and including 45 C.F.R. Parts 160, 162 and 164 and the healthcare fraud criminal provisions under HIPAA (42 U.S.C. §1320d et seq.); (f) the Public Health Service Act (42 U.S.C. § 201 et seq.).

“Hospital & Large Physician Practice Business” means developing, providing and marketing each of the software solutions set forth on Schedule A-3 and related services to hospital franchises and large ambulatory franchises.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person, without duplication: (a) any indebtedness for borrowed money or in respect of loans or advances, (b) any indebtedness evidenced by a note, bond, debenture or similar instrument or debt security, (c) all obligations in respect of drawn letters of credit and bankers’ acceptances issued for the account of such Person, (d) all obligations arising from cash/book overdrafts, (e) all obligations required to be recorded as capital leases in accordance with GAAP, (f) all obligations of such Person to pay the deferred purchase price of property, equipment or services, (g) all guarantees of such Person in connection with any of the foregoing, and (h) any interest, principal, prepayment penalty, fees or expenses to the extent paid in respect of those items listed in clauses (a) through (g) of this definition, and (i) accrued but unpaid income Taxes of the Acquired Companies as determined in accordance with the Accounting Principles; provided, however, that notwithstanding any other provision of this Agreement, Indebtedness shall not include any of the Liabilities of the Hospital & Large Physician Practice Business under, pursuant to or in connection with any letters of credit, performance bonds, bid bonds or other sureties of any kind to the extent undrawn.

“Indemnitee” means a Seller Indemnitee or a Buyer Indemnitee, as applicable.

“Indemnitor” means any of Buyer or Parent, as applicable, providing indemnification under Article X.

EXHIBIT A-9

“Insurance Policies” has the meaning set forth in Section 4.17.

“Intellectual Property” means all intellectual property rights in any jurisdiction, including the following: (i) Patents, (ii) trade secrets, confidential information, and know-how, (iii) Marks, and (iv) copyrights and registrations and applications therefor.

“IP Assignment” has the meaning set forth in Section 3.2(g).

“IP Reps” means the representations and warranties set forth in Section 4.16.

“IRS” has the meaning set forth in Section 4.13(b).

“Joint Use and Occupancy Agreement” has the meaning set forth in Section 3.2(f).

“Law” means any law, common law, statute, code, ordinance, regulation or rule of any Governmental Authority.

“Lease Assignments” has the meaning set forth in Section 3.2(e).

“Leased Real Property” means the real property leased, subleased or licensed to use or occupy to any Asset Seller Company or Acquired Company that is Used in the Hospital & Large Physician Practice Business, together with all buildings, structures, fixtures, improvements and facilities located thereon.

“Leases” has the meaning set forth in Section 4.10(b).

“Liabilities” means any obligation, liability or commitment of any nature (whether known or unknown, whether asserted or unasserted, whether determined, determinable or otherwise, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether incurred or consequential and whether due or to become due), including any obligation or liability for Taxes, and whether or not required under GAAP to be accrued on the financial statements of such Person.

“Licensable” means, with respect to any Intellectual Property (excluding all Marks, other than trade dress rights in user interfaces, owned by Parent or any of its Affiliates or Buyer or any of its Affiliates, respectively), that a Person has the power and authority to grant a non-exclusive license (or sublicense, as the case may be), on the terms and conditions set forth herein, to such Intellectual Property without any of the following: (a) the consent, approval or waiver of any third party (unless such consent can be obtained without providing any additional consideration to such third party), (b) impairing such Person’s existing Intellectual Property (it being understood that the grant of a non-exclusive license, in and of itself, shall not be construed as an impairment of any of such Person’s rights), (c) imposing any additional obligations on such Person under any preexisting agreement relating to such Intellectual Property, and/or (d) the payment of royalties or other consideration on or after the Closing Date by such Person to any third party under any preexisting agreement relating to such Intellectual Property.  For the avoidance of doubt, in no event shall any Intellectual Property be “Licensable” if any of the foregoing conditions in clauses (a)-(d) apply.

EXHIBIT A-10

“Licensed Intellectual Property” means any Intellectual Property owned by a third party and used in the operation of the Hospital & Large Physician Practice Business excluding the Licensed Software, Commercially Available Technology, Public Software or Intellectual Property available pursuant to a Commercial Agreement.

“Liens” means any mortgage, pledge, lien, license, encumbrance, charge, or other security interest.

“Limitation Date” has the meaning set forth in Section 10.1(f).

“Lookback Date” means the date which is three years prior to the date hereof.

“Losses” has the meaning set forth in Section 10.2(a).

“Marks” means, on a worldwide basis, all trademarks, service marks, trade names, business (including product and service) brands and names, logos and slogans, trade dress, domain names, social media handles and names, and other identifiers and similar items and all associated goodwill.

“Marks Transition Period” has the meaning set forth in Section 7.7(b).

“Material Adverse Effect” means any event, change, occurrence, circumstance or development that individually or in the aggregate with all other events, changes, occurrences, circumstances or developments, would reasonably be expected to result in a material adverse effect on the business, operations, results of operations, or financial condition of the Hospital & Large Physician Practice Business, but excluding any event, change, occurrence, circumstance or development (a) resulting from general economic conditions (including prevailing interest rates, exchange rates, commodity prices, and fuel costs), (b) political conditions, in each case, whether as a result of acts of terrorism, war (whether or not declared), armed conflicts, weather conditions or other acts of God (including storms, earthquakes, floods or other natural disasters) or otherwise, (c) resulting from any epidemic, pandemic, disease outbreak (including, for the avoidance of doubt, COVID-19) or other health crisis or public health event, including the worsening thereof, (d) affecting companies in the industry in which it conducts its business generally, (e) resulting from the announcement or performance of this Agreement or the transactions contemplated hereby, (f) resulting from any actions required under this Agreement to obtain any Consent from any Person or Governmental Authority or any action taken by Parent (or any Subsidiary or Affiliate thereof) at the request of Buyer, (g) any failure, in and of itself, of the Hospital & Large Physician Practice Business to meet any published or internally prepared projections, budgets, plans, or forecasts of revenues, earnings, or other financial performance measures or operating statistics, (h) resulting from any action or omission (i) taken by Buyer or its Affiliates, (ii) taken pursuant to the request or with the consent of Buyer or its Affiliates, or (iii) not taken as a result of a failure of Buyer to consent to an action otherwise requiring Buyer’s consent, or (i) resulting from changes in GAAP or the adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation or change to applicable Law after the date hereof; except, with respect to clauses (a), (d) and (i), to the extent, and only to the extent, that such event, change, occurrence, circumstance or development is disproportionately adverse to the Hospital & Large Physician Practice Business, the Acquired Companies, the Purchased

EXHIBIT A-11

Assets and the Assumed Liabilities, taken as a whole, as compared to other companies operating in the industries in which the Hospital & Large Physician Practice Business operates.

“Material Contracts” has the meaning set forth in Section 4.14(a).

“Net Working Capital” means, without duplication, (a) Current Assets, minus (b) Current Liabilities, all as determined in accordance with GAAP. Exhibit K sets forth, for illustrative purposes only, an example calculation of Net Working Capital.

“Net Working Capital Deficiency” has the meaning set forth in Section 2.3(a).

“Non-Assignable Shared Contracts” has the meaning set forth in Section 7.12(b).

“Non-Deal Communications” has the meaning set forth in Section 12.17(e).

“Non-Privileged Deal Communications” has the meaning set forth in Section 12.17(c).

“NSI Act” means the UK National Security and Investment Act 2021.

“Obligations” means all of Buyer’s obligations to pay (a) all amounts described in Article II (including any Earn-Out Consideration) and (b) all fees and expenses incurred by Buyer in connection with the transactions contemplated hereby.

“Order” means any order, judgment, ruling, injunction, assessment, award, decree or writ of any Governmental Authority.

“Ordinary Course of Business” means the ordinary and usual course of normal day-to-day operations of the Hospital & Large Physician Practice Business through the date hereof consistent with past custom and practice.

“Organizational Documents” means (i) the certificate or articles of incorporation, organization or formation and the by-laws, the partnership agreement or operating or limited liability company agreement (as applicable), and (ii) any documents comparable to those described in clause (i) as may be applicable pursuant to any applicable Law.

“Outside Date” has the meaning set forth in Section 9.1(b).

“Parent” has the meaning set forth in the preamble.

“Parent Closing Certificate” has the meaning set forth in Section 3.2(k).

“Parent Covered Patents” has the meaning set forth in Section 7.15(a).

“Parent Prepared Returns” has the meaning set forth in Section 11.6(a).

“Parent Secretary Certificate” has the meaning set forth in Section 3.2(i).

“Parent Tax Matter” means (a) amending a Tax Return of any Acquired Company for a Pre-Closing Tax Period; (b) making or revoking an election on any Tax Return filed after the

EXHIBIT A-12

Closing Date that adversely affects the Taxes or Tax Returns of Parent or any of its Affiliates; (c) extending or waiving the applicable statute of limitations with respect to a Tax of any Acquired Company for a Pre-Closing Tax Period; (d) filing any ruling request with any Governmental Authority that relates to Taxes or Tax Returns of any Acquired Company for a Pre-Closing Tax Period; or (e) entering (or pursuing) any voluntary disclosure agreements with any Governmental Authority that relate to Taxes or Tax Returns of any Acquired Company for any Pre-Closing Tax Period.

“Parent W-9” has the meaning set forth in Section 3.2(l).

“Parties” means, collectively, the Seller Companies, Buyer and Guarantor and each individually, a “Party.”

“Patents” shall mean all patent disclosures, inventions, discoveries, patents and patent applications (whether provisional or non-provisional applications), including all divisionals, continuations, substitutions, continuations-in-part, re-examinations, re-issues, additions, renewals, extensions, confirmations, registrations, corrections, other Governmental Authority issued indicia of invention ownership (including certificates of invention, petty patents, and utility models), industrial designs and all registrations and applications therefor, any confirmation patent or registration patent or patent of addition based on any such patent, patent term extensions, and supplemental protection certificates or requests for continued examinations, foreign counterparts, and the like of any of the foregoing and any patent or application claiming priority from or claiming priority to any of the foregoing, and all foreign equivalents to any of the foregoing, and equivalent or similar rights anywhere in the world in inventions and discoveries.

“Permits” has the meaning set forth in Section 4.12.

“Permitted Liens” means (a) Liens for Taxes of Governmental Authorities not yet due and payable or being contested in good faith by appropriate proceedings and for which reserves have been established in accordance with GAAP, (b) mechanics’, workmens’, repairmen’s, warehousemen’s, carriers’ or other like Liens arising or incurred in the Ordinary Course of Business or by operation of Law if the underlying obligations are not delinquent, (c) title and other rights of a lessor arising under or in connection with an operating lease, (d) non-exclusive licenses of Business Intellectual Property granted in the Ordinary Course of Business, (e) with respect to the Leased Real Property (x) any conditions that may be shown by a current, accurate survey, (y) easements, encroachments, restrictions, rights of way and any other non-monetary title defects and (z) zoning, building and other similar restrictions and (f) Liens that will be terminated in full in connection with the Closing; provided, however, that none of the foregoing described will individually or in the aggregate materially impair the continued use and operation of the property to which they relate or result a Material Adverse Effect on the Hospital & Large Physician Practice Business.

“Person” means any individual, sole proprietorship, partnership, corporation, limited liability company, joint venture, unincorporated society or association, trust or other legal entity or any Governmental Authority.

EXHIBIT A-13

“Personal Information” means any data or information that, alone or in combination with any other information, is classified as and/or constitutes personal data, personal information, protected health information, consumer reports, or any similar type of data under any Law, Contract, privacy policy and/or Privacy and Security Requirement applicable to the Hospital & Large Physician Practice Business and/or the Acquired Companies.

“Post-Closing Tax Period” means any taxable period (or portion of a Straddle Period) beginning on or after the Closing Date.

“Pre-Closing Tax Period” means any taxable period (or portion of a Straddle Period) ending on or before the Closing Date.

“Price Decrease” has the meaning set forth in Section 2.3(e)(ii).

“Price Increase” has the meaning set forth in Section 2.3(e)(i).

“Privacy and Security Requirements” means, to the extent applicable to the Hospital & Large Physician Practice Business and/or the Acquired Companies: (a) any Laws relating to the confidentiality, integrity, availability, privacy, security, or Processing of Personal Information or Confidential Data (including, without limitation, Protected Health Information as such term is defined in HIPAA), including HIPAA; (b) all provisions of Contracts between any Asset Seller Company or Acquired Company and any Person that impose requirements on the Hospital & Large Physician Practice Business and/or any Acquired Company related to its Processing of Personal Information or Confidential Data; (c) all of the Asset Seller Companies’ and Acquired Companies’ written policies, notices and/or procedures that impose requirements on the Hospital & Large Physician Practice Business and/or any Acquired Company with respect to the Processing of Personal Information or Confidential Data; (d) the Payment Card Industry Data Security Standard issued by the PCI Security Standards Council, as it may be amended from time to time and (e) any industry standards in relation to which any Asset Seller Company or Acquired Company has publicly certified in writing that it complies with such including (without limitation) SSAE, HITRUST, NIST, ISO, COBIT, or any similar industry standard(s) related to the Processing of Personal Information or Confidential Data.

“Privileged Communications” has the meaning set forth in Section 12.17(a).

“Privileged Deal Communications” has the meaning set forth in Section 12.17(b).

“Process” or “Processing” or “Processed” means the creation, collection, receipt, use, storage, maintenance, processing, recording, distribution, transfer, transmission, receipt, import, export, protection, safeguarding, modification, destruction, access, disposal or disclosure or other activity regarding data (whether electronically or in any other form or medium.

“Public Software” means any Software that contains, includes, incorporates, or has instantiated therein, or is derived in any manner (in whole or in part) from, any Software that is licensed or distributed as (a) “free software” or “open source software”; (b) pursuant to any license identified as an “open source license” by the Open Source Initiative (www.opensource.org/licenses), including any version of the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), GNU Affero General Public License

EXHIBIT A-14

(AGPL), MIT License (MIT), Common Public License, CDDL, Mozilla Public License, Academic Free License, Apache License, Artistic License (e.g., PERL) and BSD Licenses; or (c) pursuant to any “copyleft” license or any other license that substantially conforms to the Open Source Definition provided by the Open Source Initiative at opensource.org/osd.

“Purchase Price Allocation Schedule” has the meaning set forth in Section 11.5(b).

“Purchased Assets” has the meaning set forth in Section 2.1(a).

“Purchased Equity” has the meaning set forth in the recitals.

“Qualifying Sale” has the meaning set forth in Section 9.3(a).

“Refund Recipient” has the meaning set forth in Section 11.8.

“Representatives” has the meaning set forth in Section 7.14.

“Restraint” has the meaning set forth in Section 8.1(a).

“Restricted Items” has the meaning set forth in Section 7.8(a).

“Restricted Period” has the meaning set forth in Section 7.5(a).

“Retained Business” means all businesses of Parent and its Subsidiaries and Affiliates (other than the Hospital & Large Physician Practice Business sold to Buyer pursuant to this Agreement), as conducted now or in the future.

“Retained Business Intellectual Property” means all Intellectual Property owned by the Allscripts Companies that is necessary for the operation of the Hospital & Large Physician Practice Business as currently conducted that is not Transferred Business Intellectual Property.

“Retained Business Software” means all Software owned by the Allscripts Companies that is used in the operation of the Hospital & Large Physician Practice Business that is not a Transferred Business Software. For the avoidance of doubt, “Retained Business Software” includes the Common Components.

“Retained Litigation” has the meaning set forth in Section 2.1(b)(xiii).

“Retained Records” has the meaning set forth in Section 7.10(b).

“Retention Bonuses” has the meaning set forth in Section 7.11(e).

“Retention Plan” has the meaning set forth in Section 7.11(e).

“Schedules” means, as the context requires, the Buyer Disclosure Schedules and/or the Seller Disclosure Schedules.

“SEC” has the meaning set forth in Section 7.3.

EXHIBIT A-15

“Securities Act” means the Securities Act of 1933, as amended.

“Security Breach” means any (a) material compromise and/or event that materially compromises, or has materially compromised, the security, confidentiality, availability, or integrity of Personal Information or Confidential Data or Confidential Information; (b) event that requires or has required notification (whether directly by any Allscripts Company or by any Covered Entity required to be notified by any Allscripts Company) to more than ten (10) Persons or to any Governmental Authority, customer, client and/or Covered Entity under any applicable Law or under any Allscripts Company’s Program, or is otherwise considered a security incident, breach, account data compromise, or similar event under any Privacy and Security Requirement and impacts over ten (10) Persons; (c) significant unauthorized, accidental, or unlawful access, acquisition, use, disclosure, modification, deletion, theft, loss, exfiltration, dissemination, or destruction of Personal Information, Confidential Information or Confidential Data; and (d) any event though which Business Systems, Personal Information, Confidential Data or Confidential Information were actually and materially affected by malicious code (such as, without limitation, ransomware, viruses, Trojan horses, drop-dead devices, or time bombs) or through which the access to or operation of the Business Systems, Personal Information, Confidential Information, or Confidential Data was materially interrupted, disrupted, or otherwise impeded.

“Seller Company” or “Seller Companies” means each of Parent, the Asset Seller Companies and the Equity Seller Companies.

“Seller Disclosure Schedules” has the meaning set forth in the preamble of Article IV.

“Seller Documents” has the meaning set forth in Section 4.3.

“Seller Group” has the meaning set forth in Section 12.17(a).

“Seller Indemnitees” has the meaning set forth in Section 10.2(a).

“Seller Marks” has the meaning set forth in Section 7.7(a).

“Sellers’ Knowledge” means the actual knowledge, after reasonable internal investigation, of Jenny Gelinas, Jim Hewitt, John Mayr, Jennifer MacGregor, John Rostock, Ken Whalen, John Sage, Rick Poulton, Elliot Bryant, Alan Fowles, Darrell Zuniga, Ed Dillon, Richard Elmore and Lisa Hammond.

“Senior Individuals” has the meaning set forth in Section 7.5(a).

“Shared Contract” means any Contract entered into prior to the Closing that is between any Allscripts Company or any of its Affiliates, on the one hand, and one or more third parties, on the other hand, that inures to the benefit or burden of both the Hospital & Large Physician Practice Business and any business of any Allscripts Company or any of its Affiliates that is not the Hospital & Large Physician Practice Business, other than any Employee Plan.

“Significant Customer” means the forty five (45) largest customers of the Hospital & Large Physician Practice Business in terms of the dollar volume of payments or receipts, as applicable, during the calendar year ending on December 31, 2021.

EXHIBIT A-16

“Significant Vendor” means the thirty five (35) largest vendors of the Hospital & Large Physician Practice Business in terms of the dollar volume of payments or receipts, as applicable, during the calendar year ending on December 31, 2021.

“Software” means all (i) computer software (whether in source code, object code, firmware, middle ware or other format), and all versions, updates, revisions, improvements, and modifications of any of the foregoing, including systems, software, applications software (including mobile apps and applets), assemblers, compilers, interfaces, software made available as a service (SaaS), programming tools, scripts, routines and interfaces; (ii) libraries and computer databases, data compilations and collections, and technical data; (iii) computer programs, including, without limitation, computer programs embodied in semiconductor chips or otherwise embodied, and any and all software implementations of algorithms, models and methodologies; (iv) websites; and (v) all documentation (including designs, descriptions, schematics, flow charts, specifications, developers notes, comments, annotations, user manuals, systems manuals and training materials) relating to any of the foregoing.

“Straddle Period” means any Tax period beginning on or before and ending after the Closing Date.

“Subsidiary” means any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by Parent.

“Tax” or “Taxes” means any (a) federal, state, local or foreign taxes, including net income, withholding, accumulated earnings, net worth, branch, alternative or add-on minimum tax, gross income, gross receipts, sales, use, service, ad valorem, value-added, transfer, franchise, commercial activity, capital, profits, license, withholding, payroll, employment, excise, severance, stamp, production, occupation, premium, real property, personal property, disability, registration, environmental or windfall profit tax, custom, duty or other imposition of any kind whatsoever in the nature of a tax imposed by any Governmental Authority, and including any interest, penalties and additions to tax imposed with respect thereto and (b) any Liability with respect to the items described in clause (a) above by reason of (i) being a member of an affiliated or combined group pursuant to Treasury Regulations Section 1.1502-6 or any similar provision of applicable Law, (ii) being a transferee or successor, by Contract or otherwise, or (iii) as a result of an express or implied obligation to indemnify or otherwise assume or succeed to the Taxes of any other Person.

“Tax Benefit” has the meaning set forth in Section 10.4(c).

“Tax Contest” has the meaning set forth in Section 11.7.

“Tax Reps” means the representations and warranties set forth in Section 4.8.

“Tax Returns” means all returns (including any information returns), statements, reports, notices, forms, declarations and claims for refund, including amendments and supporting schedules and attachments, filed, required to be filed with or submitted to any Governmental Authority in respect of Taxes.

EXHIBIT A-17

“Third Party Claim” has the meaning set forth in Section 10.6(a).

“Transaction Expenses” means any fees, costs and expenses incurred or subject to reimbursement by any Allscripts Company, in each case in connection with the transactions contemplated by this Agreement, including (a) any brokerage fees, commissions, finders’ fees, or financial advisory fees, and, in each case, related costs and expenses ; (b) any fees, costs and expenses of counsel, accountants or other advisors or service providers; and (c) any fees, costs and expenses or payments of any Allscripts Company related to any transaction bonus, discretionary bonus, change-of-control payment, retention or other compensatory payments (including any related Taxes, including the employer portion of any employment or payroll Taxes) made to any Business Employee, in each case solely as a result of the execution of this Agreement or in connection with the transactions contemplated by this Agreement (excluding, for the avoidance of doubt, the payment of the Closing Date Consideration to Parent pursuant to this Agreement); provided, however, that Transaction Expenses shall not include any fees, costs, payments, expenses or disbursements incurred by, on behalf of or for the account of Buyer and its Affiliates.

“Transfer Taxes” has the meaning set forth in Section 11.3.

“Transferred Business Intellectual Property” means all Intellectual Property owned by any of the Allscripts Companies that is used exclusively in the operation of the Hospital & Large Physician Practice Business, as currently conducted. For the avoidance of doubt, “Transferred Business Intellectual Property” does not include any Common Components.

“Transferred Business Software” means all Software owned by the Allscripts Companies that is used exclusively in the operation of the Hospital & Large Physician Practice Business as currently conducted. For the avoidance of doubt, “Transferred Business Software” does not include any Common Components.

“Transferring Employees” has the meaning set forth in Section 7.11(a).

“Treasury Regulations” shall mean the regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to Section of the Treasury Regulations shall include any corresponding provision or provisions of succeeding, similar, substitute, proposed or final Treasury Regulations.

“TSA” has the meaning set forth in Section 3.2(c).

“UK” means the United Kingdom of Great Britain and Northern Ireland.

“Use” or “Used” means, with respect to any asset of any Asset Seller Company, that such asset is primarily or exclusively used in, held for use primarily or exclusively in, or primarily or exclusively related to the operation or conduct of the Hospital & Large Physician Practice Business.

“WARN Act” has the meaning set forth in Section 4.18(b).

EXHIBIT A-18

EXHIBIT B

[RESERVED]

EXHIBIT B-1

EXHIBIT C

Form of Bill of Sale, Assignment and Assumption Agreement

(Attached)

EXHIBIT C-1

EXHIBIT D

[reserved]

EXHIBIT D-1

EXHIBIT E

Form of Transition Services Agreement

(Attached)

EXHIBIT E-1

EXHIBIT F

[reserved]

EXHIBIT F-1

EXHIBIT G

Form of Assignment and Assumption of Lease Agreement

(Attached)

EXHIBIT G-1

EXHIBIT H

Form of JOINT USE AND OCCUPANCY Agreement

(Attached)

EXHIBIT H-1

EXHIBIT I

Form of Intellectual Property Assignment Agreement

(Attached)

EXHIBIT I-1

EXHIBIT J

FORM OF COMMERCIAL AGREEMENTS

(Attached)

EXHIBIT J-1

EXHIBIT K

EXAMPLE CALCULATION OF NET WORKING CAPITAL

(Attached)

EXHIBIT K-1

aNNEX I

POTENTIAL EARN-OUT CONSIDERATION

This Annex I sets forth the agreement of Buyer and Parent with respect to the terms and conditions under which any Earn-Out Consideration may become payable to Parent (on behalf of the Seller Companies).  Capitalized terms used in this Annex I and not otherwise defined in this Annex I have the respective meanings ascribed to such terms in the Agreement.  Unless stated otherwise, Section references in this Annex I refer to the Sections of this Annex I (rather than to the Sections of the Agreement) and the terms “hereof” or “herein” refer to this Annex I rather than the Agreement.

1.	Definitions. The following terms used in this Annex I have the meanings set forth below:

“2022 Earn-Out Period” means the period commencing January 1, 2022 and ending on December 31, 2022.

“2022 Target” means Gross Revenue equal to $892,000,000.

“2023 Earn-Out Period” means the period commencing January 1, 2023 and ending on December 31, 2023.

“2023 Target” means Gross Revenue equal to $860,000,000.

“Change of Control” means, with respect to any Person: (a) the closing of the sale, transfer or other disposition of all or substantially all of the assets of such Person, (b) the consummation of the merger or consolidation of such Person with or into another entity (except a merger or consolidation in which the holders of capital stock or membership interests, as applicable, of such Person immediately prior to such merger or consolidation continue to hold at least a majority of the voting power of the capital stock or membership interests, as applicable, of such Person or the surviving or acquiring entity), or (c) the direct or indirect transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to another Person or group of affiliated Persons, of such Person’s securities if, after such transfer, such other Person or group of affiliated Persons would directly or indirectly hold a majority of the outstanding voting stock or membership interests, as applicable, of such Person (or the surviving or acquiring entity); provided, however, that “Change of Control” will not include any reorganization among Affiliates of Buyer as long as ultimate control of Buyer does not change.

“Earn-Out Period” means each of the 2022 Earn-Out Period and the 2023 Earn-Out Period, as applicable.

“Gross Revenue” means all revenue earned by Buyer and its Subsidiaries in connection with the Hospital & Large Physician Practice Business, calculated in accordance with the Accounting Principles.

Annex I-1

2.

Earn-Out Statement.  As soon as practicable following the end of each Earn-Out Period (and no later than February 15, 2023 or February 15, 2024, respectively), Buyer shall prepare and deliver to Parent a statement setting forth its good faith calculation of Gross Revenue for the applicable Earn-Out Period.  Parent and its accountants may review the documents used in the preparation of Buyer’s calculation of Gross Revenue for the applicable Earn-Out Period, and Buyer shall make available to Parent and its accountants all other information related thereto as may be reasonably requested by Parent or its accountants (subject to the execution of customary confidentiality agreements).  Buyer’s calculations and determination of Gross Revenue for the Earn-Out Period delivered to Parent shall become final for all purposes of this Agreement unless, within forty-five (45) days after the receipt of such calculations by Parent, Buyer receives written notice of the objection of Parent to Buyer’s calculations (the “Earn-Out Objection Notice”) and a detailed explanation as to the reasons for such objection.  If Buyer and Parent are unable to agree on the calculation of Gross Revenue for the Earn-Out Period within thirty (30) days after the date the Earn-Out Objection Notice is received by Buyer (or such longer period of time as the parties may mutually agree), Buyer and Parent agree that the Accounting Firm shall make the final determination of Gross Revenue for the Earn-Out Period. The Accounting Firm’s determination shall be based solely on the Agreement, this Annex I and the applicable definitions contained therein and herein.  The determination by the Accounting Firm of Gross Revenue for the applicable Earn-Out Period (and the subsequent calculation of the Earn-Out Consideration for such period) shall be final, conclusive, binding, non-appealable and enforceable upon the Parties as an arbitration award in any court of competent jurisdiction under the terms of the Federal Arbitration Act or its state law equivalent.  The fees, costs and expenses of the Accounting Firm shall be allocated to and borne by Buyer, on the one hand, and Parent, on the other hand, based on the inverse of the percentage that the Accounting Firm’s determination (before such allocation) bears to the total amount of the total items in dispute as originally submitted to the Accounting Firm.  For example, should the items in dispute total in amount to $1,000 and the Accounting Firm awards $600 in favor of Buyer’s position, 60% of the costs of the Accounting Firm would be borne by Parent and 40% of the costs would be borne by Buyer.

3.	Earn-Out Consideration.

Within the later of (x) ninety (90) days following the conclusion of the applicable Earn-Out Period or (y) fifteen (15) days following the final determination of Gross Revenue for the applicable Earn-Out Period in accordance with the provisions of the foregoing Section 2, Buyer shall pay to Parent (on behalf of the Seller Companies), by wire transfer of immediately available funds, an amount of cash determined as follows (the “Earn-Out Consideration”):

a.	2022 Earn-Out Period.
i.

if Gross Revenue earned with respect to the 2022 Earn-Out Period equals or exceeds the 2022 Target, then the Earn-Out Consideration for the 2022 Earn-Out Period shall be an amount equal to $10,000,000;

ii.	if Gross Revenue earned with respect to the 2022 Earn-Out Period is less than the 2022 Target then the Earn-Out Consideration for the 2022 Earn-Out Period shall be an amount equal to $0.
b.	2023 Earn-Out Period.
i.

if (x) Gross Revenue earned with respect to the 2022 Earn-Out Period was equal to or exceeded the 2022 Target and (y) Gross Revenue earned with respect to the 2023 Earn-Out Period equals or exceeds the 2023 Target, then the Earn-Out Consideration for the 2023 Earn-Out Period shall be an amount equal to $20,000,000;

ii.

if (x) Gross Revenue earned with respect to the 2022 Earn-Out Period was less than the 2022 Target and (y) Gross Revenue earned with respect to the 2023 Earn-Out Period is less than the 2023 Target, then the Earn-Out Consideration for the 2023 Earn-Out Period shall be an amount equal to $0;

iii.

if (x) Gross Revenue earned with respect to the 2022 Earn-Out Period was equal to or exceeded the 2022 Target, but Gross Revenue earned with respect to the 2023 Earn-Out Period is less than the 2023 Target or (y) Gross Revenue earned with respect to the 2022 Earn-Out Period was less than the 2022 Target, but Gross Revenue earned with respect to the 2023 Earn-Out Period equals or exceeds the 2023 Target, then the Earn-Out Consideration for the 2023 Earn-Out Period shall be an amount equal to:

multiplied by $30,000,000

minus the amount of Earn-Out Consideration paid with respect to the 2022 Earn-Out Period (if any)

; provided that notwithstanding anything to the contrary herein, in no event shall the aggregate Earn-Out Consideration paid in respect of the 2022 Earn-Out Period and the 2023 Earn-Out Period exceed $30,000,000.

4.	Miscellaneous.
a.

Each of Buyer and Parent acknowledge and agree that Buyer makes no representations or guarantees with respect to the Earn-Out Consideration and will have exclusive discretion to run the Hospital & Large Physician Practice Business using its business judgement; provided, however, that during the Earn-Out Periods, Buyer shall not take any action with the intent or purpose of, (x) delaying or preventing the payment of any Earn-Out Consideration, or (y) reducing the Earn-Out Consideration.

b.

Each of Buyer and Parent further acknowledge and agree that during the Earn-Out Periods, Buyer shall maintain separate books and records of the Hospital & Large Physician Practice Business to allow the Parties the opportunity to accurately calculate the amount of Gross Revenue and the Earn-Out Consideration.  In order to ensure compliance with this Section 4(b) Buyer shall, upon prior written request from Parent, not more than twice during any Earn-Out Period, provide evidence to Parent of such separate books and records of the Hospital & Large Physician Practice Business.

c.

If Buyer undergoes a Change of Control prior to December 31, 2023, then the Earn-Out Consideration (to the extent unpaid) then remaining available to be earned hereunder shall be accelerated and deemed to have been earned in-full, and Buyer shall pay, or cause to be paid, such amount to Parent, by wire transfer of immediately available funds to the accounts designated by Parent reasonably promptly following the consummation of the Change of Control. For greater certainty, if the 2022 Earn-Out Period has ended and no Earn-Out Consideration was payable hereunder in respect thereof, then no Earn-Out Consideration with respect to the 2022 Earn-Out Period will be payable by Buyer to Parent under this Section 1.a as a result of the Change of Control.

d.

In addition to any other rights that Buyer may have pursuant to this Agreement, Buyer will have the right but not the obligation, subject to the terms and conditions of this Section 4.d, to withhold from the Earn-Out Consideration, if any, an amount equal to the amount of any asserted yet unresolved claims for indemnification properly made in accordance with the provisions of Article X of the Agreement and to set off such withheld amount against amounts for which the Buyer has not been fully paid or compensated in respect of such claims pursuant to Article X of the Agreement (the “Claimed Set-off”). To exercise its right of set-off, Buyer will give Parent notice of any Claimed Set-off (a “Set-off Notice”), which notice will include reasonable detail as to the basis for and the amount of the Claimed Set-off. Parent will have ten Business Days from the date of receipt of the Set-off Notice to object in writing to the Claimed Set-off (a “Set-off Dispute Notice”).  The amount or amounts that are subject to the Set-off Dispute Notice will be dealt with in accordance with the final resolution of the relevant dispute or disputes. If Parent fails to provide to Buyer a Set-off Dispute Notice within ten (10) Business Days of receipt of the Set-off Notice, Buyer will be entitled to withhold and set-off the Claimed Set-off without further notice or obligation to Parent pending final resolution of such claim.  Notwithstanding anything to the contrary herein, to the extent the amount that any Claimed Set-off pursuant to this Section 4.d is greater than the amount that Parent is finally determined to owe to Buyer under Article X of the Agreement, then Buyer shall promptly pay over the full amount of such difference.  For the avoidance of doubt, Buyer shall not have any right to withhold or set off against any Earn-Out Consideration other than with respect to claims made pursuant to Article X of the Agreement.

*********************